REDACTED EXHIBIT A

SIXTH AMENDED AND
RESTATED CREDIT AGREEMENT
Made as of June 30, 2021,
As amended by the First Amendment to Sixth Amended and Restated
Credit Agreement dated as of August 22, 2022

Between
TRICON RESIDENTIAL INC.
as Borrower
and
EACH OF THE FINANCIAL INSTITUTIONS
AND OTHER ENTITIES FROM TIME TO TIME
PARTIES HERETO
as Lenders
and
ROYAL BANK OF CANADA
as Administrative Agent
and
RBC CAPITAL MARKETS
as Lead Arranger and Sole Bookrunner

LEGAL_39694004.1	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

LEGAL_39694004.1	(i)	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

LEGAL_39694004.1	(ii)	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

LEGAL_39694004.1	(iii)	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

LEGAL_39694004.1	(iv)	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

LEGAL_39694004.1	(v)	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

LEGAL_39694004.1	(vi)	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

Schedule 1.1(42) – Branch of Account
Schedule 1.1(56) – Commitments
Schedule 1.1(57) – Compliance Certificate
Schedule 1.1(84) – Discount Note
Schedule 1.1(178)(f) – Permitted Liens
Schedule 2.7(1) – Notice of Requested Advance
Schedule 2.10(2) – Notice of Rollover of SOFR Loans
Schedule 2.11(8) – Notice of Rollover or Payment of Bankers’ Acceptances
Schedule 2.13 – Conversion Option Notice
Schedule 4.5(1) – Notice of Cancellation of Credit Facility
Schedule 4.6 – Notice of Repayment
Schedule 8.1(7) – Contingent Liabilities and Debt
Schedule 8.1(10) – Location of Assets, Places of Business
Schedule 8.1(18) – Corporate Organization
Schedule 8.1(19) – Investment Vehicles
Schedule 8.1(22) – Canadian Benefit Plans
Schedule 8.1(23)(c) – US Plans
Schedule 8.1(24) – Material Contracts
Schedule 13.1(3)(b) – Assignment and Assumption Agreement
Schedule 14.15(3) – Loan Market Data Template

LEGAL_39694004.1	(vii)	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

SIXTH AMENDED AND
RESTATED CREDIT AGREEMENT
This Agreement is made as of June 30, 2021 between
TRICON RESIDENTIAL INC.
as Borrower

and

EACH OF THE FINANCIAL INSTITUTIONS
AND OTHER ENTITIES FROM TIME TO TIME
PARTIES HERETO
as Lenders
and

ROYAL BANK OF CANADA
as Administrative Agent
and
RBC CAPITAL MARKETS
as Lead Arranger and Sole Bookrunner
RECITALS
A.Pursuant to a credit agreement dated as of November 7, 2012 between the Borrower and Royal, as Lender (the “Original Credit Agreement”), the Borrower requested that Royal make certain credit facilities available.
B.The Original Credit Agreement was amended and restated pursuant to an amended and restated credit agreement dated July 22, 2013 between the Borrower, the Lenders party thereto from time to time, and Royal, as Administrative Agent, as amended by the first amendment to amended and restated credit agreement dated April 29, 2014 (collectively, the “Amended and Restated Credit Agreement”).
C.The Amended and Restated Credit Agreement was amended and restated pursuant to a second amended and restated credit agreement dated February 27, 2015 between the Borrower, the Lenders party thereto from time to time, and the Administrative Agent, as amended by a first amendment to second amended and restated credit agreement dated as of June 30, 2015, a second amendment to second amended and restated credit agreement dated as of May 10, 2016, a collateral agreement in respect of certain of the Lenders dated as of May 10, 2016, a third amendment to second amended and restated credit agreement dated as of July 13, 2016 and a consent and fourth amendment to second amended and restated credit agreement dated as of December 29, 2016 (collectively, the “Second Amended and Restated Credit Agreement”).
D.The Second Amended and Restated Credit Agreement was amended and restated pursuant to a third amended and restated credit agreement dated May 9, 2017 between the Borrower, the Lenders party thereto from time to time, and the Administrative Agent, as amended by a consent and first amendment to third amended and restated credit agreement dated as of October 5, 2018 (collectively, the “Third Amended and Restated Credit Agreement”).

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E.The Third Amended and Restated Credit Agreement was amended and restated pursuant to a fourth amended and restated credit agreement dated January 17, 2019 between the Borrower, the Lenders party thereto from time to time, and the Administrative Agent, as amended by a consent and first amendment to fourth amended and restated credit agreement dated as of April 17, 2019 (collectively, the “Fourth Amended and Restated Credit Agreement”).
F.The Fourth Amended and Restated Credit Agreement was amended and restated pursuant to a fifth amended and restated credit agreement dated July 31, 2019, as amended by a first amendment to fifth amended and restated credit agreement dated as of September 30, 2019, a second amendment to fifth amended and restated credit agreement dated as of February 21, 2020, a third amendment to fifth amended and restated credit agreement dated May 27, 2020, a fourth amendment to fifth amended and restated credit agreement dated as of June 26, 2020, and a consent and fifth amendment to fifth amended and restated credit agreement dated as of December 17, 2020 (collectively, the “Existing Credit Agreement”).
G.The Borrower has requested, and the Lenders and the Administrative Agent have agreed, to amend and restate the Existing Credit Agreement to, among other things, extend the Maturity Date, amend the financial covenants to accommodate the change in the Borrower’s financial reporting from the investment entity method to the consolidation method, and amend the test for the addition of Guarantors.
H.Each Lender is prepared to make its Commitment available to the Borrower, subject to the terms and conditions set forth in this Agreement.
FOR VALUE RECEIVED, the parties agree as follows:
Article 1 – INTERPRETATION
Section 1.1Certain Defined Terms
The terms defined below shall have the indicated meanings unless the context expressly or by necessary implication requires otherwise:
(1)“Acceptance Fee” means a fee payable by the Borrower with respect to the acceptance of a Bankers’ Acceptance by a Lender under this Agreement, as set forth in Section 3.4.
(2)“Acquisition” means, for any Person, the purchase or other acquisition of or investment in (whether for cash, property, services, securities or otherwise) (i) shares, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person (the “Target”) (whether by means of a merger, amalgamation, consolidation or otherwise), or (ii) all or substantially all of the assets of any other Person, or any agreement to make such acquisition or investment.
(3)“Acquisition Pro Forma” has the meaning given to it in Section 9.2(6).
(4)“Additional Compensation” has the meaning given to it in Section 3.12(3).
(4.1)    “Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, (i) if the Contract Period with respect to the applicable SOFR Loan is a SOFR Non-Standard Interest Period, then the Adjusted Term SOFR shall be the SOFR Interpolated Rate, and (ii) if the Adjusted Term SOFR as so determined shall ever be less than the Floor on any day, then the Adjusted Term SOFR shall be deemed to be the Floor for such day for the purposes of this Agreement.

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(5)“Administrative Agent” means Royal when acting as administrative agent and any successor agent appointed under Section 12.9.
(6)“Administrative Agent’s Account for Payments” means:
(a)for all payments for and by the Borrower in Canadian Dollars, the following account maintained by the Administrative Agent to which payments and transfers are to be effected as follows:
[DELETION] [Account details have been deleted for confidentiality reasons.].; and

(b)for all payments for and by the Borrower in US Dollars, the following account maintained by the Administrative Agent to which payments and transfers are to be effected as follows:
[DELETION] [Account details have been deleted for confidentiality reasons.]
or any other account of the Administrative Agent as the Administrative Agent may from time to time advise the Borrower and the Lenders in writing.
(1)“Administrative Agent’s Branch of Account” means Royal Bank of Canada, Agency Services Group, [DELETION] [Contact information has been deleted for confidentiality reasons.] or other office or branch of the Administrative Agent in Canada as the Administrative Agent may from time to time advise the Borrower and the Lenders in writing.
(2)“Advance” means an extension of credit under the Credit Facility by a Lender to the Borrower by way of the advance of a Prime Loan, a USBR Loan, a SOFR Loan or a Letter of Credit or the acceptance of Bankers’ Acceptances. Any reference to the amount of any Advance shall refer to the principal amount thereof, in the case of an Advance by way of Prime Loans, USBR Loans or SOFR Loans, or the full face amount of any B/As accepted hereunder, in the case of an Advance by way of B/As, or the maximum amount payable under any outstanding Letter of Credit, in the case of a Letter of Credit.
(3)“Affected Borrowing” has the meaning given to it in Section 3.13.
(4)“Affiliate” has the meaning given to it in the OBCA, as in effect on the date of this Agreement.
(5)“Agency Fee” means the agency fee provided for in the Fee Letter.
(6)“Agreed Currency” has the meaning given to it in Section 14.7.
(7)“Agreement” means this agreement, including the Schedules hereto, as amended, varied, supplemented, restated, renewed or replaced at any time and from time to time.
(8)“Amended and Restated Credit Agreement” has the meaning given to it in Recital B.
(9)“AML Laws” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended from time to time, and any other present or future Applicable Laws of any jurisdiction in respect of anti-money laundering, anti-terrorist financing, “know your client” and any government sanctions in relation thereto, including, without limitation, the PATRIOT Act.
(10)“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Borrower and the Guarantors, from time to time concerning or relating to bribery or corruption.

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(11)“Applicable Law” means, in respect of any Person, property, transaction or event, all present and future laws, statutes and regulations, codes and treaties, and all judgements and decrees, of any Governmental Authority applicable to that Person, property, transaction or event and all applicable requirements, requests, official directives, consents, approvals, authorizations, guidelines, rules, orders and policies (whether or not having the force of law with respect to regulatory matters applicable to the Lenders) of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event.
(12)“Applicable Margin” means the number of basis points applicable to an Advance or fee as determined in accordance with Section 3.7.
(13)“Arrangement” has the meaning given to in Section 1.1(168).
(14)“[DELETION] Venture” means the joint venture partnership between the Borrower and the [DELETION], which targets investments in the development of single-family build-to-rent communities and master planned communities in [DELETION],. [JV partner name and identifying information redacted for confidentiality reasons].
(15)“[DELETION] Venture Guarantees” means, collectively, the subordinated unsecured recourse guarantees to be provided by either Tricon Holdings USA or the Borrower to third-party lenders from time to time in respect of the joint venture obligations of the [DELETION] Venture, as each such guarantee may be amended, restated, modified, supplemented or varied from time to time, and “[DELETION] Venture Guarantee” means any one of such guarantees [JV partner name redacted for confidentiality reasons].
(16)“Assignee” has the meaning given to it in Section 13.1(3)(b).
(17)“Assigning Lender” has the meaning given to it in Section 13.1(3).
(18)“Associate” has the meaning given to it in the OBCA, as in effect on the date of this Agreement.
(19)“Auditors” means an independent chartered accounting firm of national standing or otherwise acceptable to the Administrative Agent appointed by either the shareholders or the board of directors of the Borrower to provide audit services to the Borrower from time to time.
(20)“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then-current Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of a Contract Period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date, and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Contract Period” pursuant to Section 3.17(4).
(21)“BA Equivalent Loan” means an Advance made by a Non BA Lender evidenced by a Discount Note.
(22)“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.
(23)“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

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(24) “Bankers’ Acceptance” and “B/A” each means, as applicable, a bill of exchange within the meaning of the Bills of Exchange Act (Canada) denominated in Canadian Dollars drawn by the Borrower and accepted by a Lender and, if applicable, purchased by the Lender at the request of the Borrower pursuant to Section 2.11(3), and includes a Discount Note and, where the context requires, a depository bill issued in accordance with the Depository Bills and Notes Act (Canada) as amended from time to time, substantially in the form of Schedule 1.1(30).
(25)“Bankruptcy Event” means, with respect to any Person, such Person files a petition or application seeking relief under any Insolvency Law or becomes the subject of a bankruptcy or insolvency proceeding, or has had an interim receiver, receiver, receiver and manager, liquidator, sequestrator, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business, appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment, provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, provided, further, that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the Canada or the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority or instrumentality), to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.
(26)“Benchmark” means, initially, Adjusted Term SOFR; provided that if a Benchmark Transition Event and a Benchmark Replacement Date have occurred with respect to Adjusted Term SOFR or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.17.
(27)“Benchmark Replacement” means with respect to any Benchmark Transition Event, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:
(c)the sum of: (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment; or
(d)the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor, giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities at such time, and (ii) the related Benchmark Replacement Adjustment.
If the Benchmark Replacement as determined pursuant to any of the clauses above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Documents.
(7)“Benchmark Replacement Adjustment” means, with respect to any replacement of the then current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant

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Governmental Body and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for US dollar-denominated syndicated credit facilities at such time.
(8)[Intentionally Deleted]
(9)“Benchmark Replacement Date” means, with respect to any Benchmark, the earliest to occur of the following events with respect to the then-current Benchmark:
(e)in the case of clause (a) or (b) of the definition of “Benchmark Transition Event” below, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or
(f)in the case of clause (c) of the definition of “Benchmark Transition Event” below, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative or non-compliant with or non-aligned with the IOSCO Principles; provided, that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.
For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) above with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).
(28)“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:
(g)a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);
(h)a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, the Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all

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Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or
(i)a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative or in compliance with or aligned with the IOSCO Principles.
For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).
(10)“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Document in accordance with Section 3.17 and (y) ending at the time that a Benchmark Replacement has replaced such then-current Benchmark for all purposes hereunder and under any Document in accordance with Section 3.17.
(11)“BHC Act Affiliate” has the meaning given to it in Section 14.14(b).
(12)“Borrower” means Tricon Residential Inc. and its successors and permitted assigns.
(13)“Borrower’s Account” means an account maintained in the name of the Borrower at [DELETION] [Address deleted for confidentiality reasons], particulars of which the Borrower has advised the Administrative Agent in writing.
(14)“Branch of Account” means, with respect to each Lender, the branch of the Lender at the address set out opposite the Lender’s name on Schedule 1.1(42) or such other branch as the Lender may advise the Administrative Agent in writing.
(15)“Business Day” means a day on which chartered banks are open for over-the-counter business in Toronto and excludes (a) Saturday, Sunday and any other day which is a statutory holiday in Toronto, (b) when used in connection with a SOFR Loan, or any other calculation or determination involving SOFR, any day that is not a US Government Securities Business Day, and (c) when used in relation to any transaction involving any payment in US Dollars, any day on which banks are not open for business in the normal course in New York City.
(16)“Canadian Benefit Plans” means all material employee benefit plans or arrangements maintained or contributed to by the Borrower or any Guarantor that are not Canadian Pension Plans and relating to any Canadian employees, including all material profit sharing, savings, supplemental retirement, retiring allowance, severance, deferred compensation, welfare, bonus, incentive compensation, supplementary unemployment benefit plans or arrangements and all material life, health, dental and disability plans and arrangements in which the employees or former employees of the Borrower participate or are eligible to participate but excluding (i) all stock option or stock purchase plans (including the Borrower’s Deferred Share Unit Plan, Stock Option Plan, Long-Term Incentive Plan, Performance Share Unit Plan and Restricted Share Plan), and (ii) any statutory plans with which the Borrower or any Guarantor is required to comply.

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(17)“Canadian Dollars” and the symbol “Cdn$” each means lawful money of Canada.
(18)“Canadian Guarantors” means all of the Subsidiaries of the Borrower incorporated in Canada that have executed and delivered a Guarantee in respect of the Obligations pursuant to this Agreement and each Person incorporated in Canada that executes and delivers a Guarantee pursuant to Section 9.1(18) or Section 9.2(6)(b)(v), and Canadian Guarantor means any one of them.
(19)“Canadian Pension Plans” means all plans or arrangements which are considered to be pension plans for the purposes of any applicable pension benefits standards statute or regulation in Canada established, maintained or contributed to by the Borrower or any of the Guarantors for its employees or former employees, but does not include the Canada Pension Plan or Quebec Pension Plan maintained by the government of Canada and the Province of Quebec, respectively.
(20)“Capital Lease” means, with respect to a Person, any lease or other arrangement relating to property or assets which would be required to be accounted for as a capital lease on a balance sheet of that Person in accordance with IFRS. The amount of any Capital Lease at any date shall be the amount of the obligation in respect thereof which would be included on the balance sheet of such Person.
(21)“Cash Equivalents” means, (a) securities issued or directly and fully and unconditionally guaranteed or insured by the United States or Canadian government (or any state or province thereof) or any agency or instrumentality thereof with maturities of one year or less from the date of acquisition; (b) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with a United States or Canadian commercial bank having capital and surplus of not less than US$[DELETION] [Amount deleted for confidentiality reasons.](or the Equivalent Amount in Canadian Dollars); (c) repurchase obligations for underlying securities of the types described in clauses (a), (b) and (e) of this definition entered into with any financial institution meeting the qualifications specified in clause (b) of this definition; (d) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P, in each case maturing within one year after the date of creation thereof; and (e) readily marketable direct obligations issued by any state, province, commonwealth or territory of the United States or Canada or any political subdivision or taxing authority thereof having a rating equal to or higher than Baa3 by Moody’s or BBB- by S&P with maturities of one year or less from the date of acquisition.
(22)“CDOR Rate” means, on any day, the annual rate of interest determined by the Administrative Agent which is equal to the average of the yield rates per annum (calculated on the basis of 365 days) applicable to Canadian Dollar bankers’ acceptances having, where applicable, identical issue and comparable maturity dates as the Bankers’ Acceptances proposed to be issued by the Borrower displayed and identified as such on the Refinitiv Canadian Dollar Offered Rate (CDOR) Page as of approximately 10:15 a.m. (Toronto time) on such day (as adjusted by the Administrative Agent after 10:15 a.m. (Toronto time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided, however, if those rates do not appear on the Refinitiv Canadian Dollar Offered Rate (CDOR) Page as contemplated above, then the CDOR Rate on any day shall be the discount rate (expressed as a rate per annum on the basis of a year of 365 days) applicable to those Canadian Dollar bankers’ acceptances in a comparable amount and with comparable maturity date to the Bankers’ Acceptances proposed to be issued by the Borrower quoted by the Administrative Agent as of 10:15 a.m. (Toronto time) on the day, or if the day is not a Business Day, then on the immediately preceding Business Day; and provided further that, if any such rate is below zero, then the CDOR Rate will be deemed to be zero. Each determination of the CDOR Rate by the Administrative Agent shall be conclusive and binding, absent manifest error.

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(23)“Certificate” means, in respect of the Borrower, a written certificate signed in the name of the Borrower by an authorized officer thereof.
(24)“Change of Control” means (a) the acquisition by any Person, or group of Persons acting jointly or in concert within the meaning of the Securities Act (Ontario), of voting control or direction over an aggregate of more than 50% of the outstanding common shares (other than an internal reorganization) of the Borrower or any Guarantor, or (b) the sale or other transfer of all or substantially all of the assets of the Borrower and its Subsidiaries on a consolidated basis; but a Change of Control shall not include a sale, merger, reorganization, arrangement, combination or other similar transaction if the holders of the common shares immediately prior to the completion of the transaction hold or have direction over at least 50% of the voting control or direction in such merged, reorganized, arranged, combined or other continuing entity (and in the case of a sale of all or substantially all of the assets, in the entity that has acquired such assets) immediately following the completion of such transaction.
(25)“Claim” has the meaning given to it in Section 3.15(1).
(26)“Closing Date” means June 30, 2021.
(27)“Collateral” means the undertaking, property and assets covered by the Security Documents and any other property, real or personal, tangible or intangible, now existing or hereafter acquired by the Borrower or any Guarantor that may at any time be or become subject to a Lien in favour of the Administrative Agent on behalf of the Lenders, to secure any or all of the Obligations. For greater certainty, “Collateral” as used herein or in any Security Document does not include any Excluded Asset.
(28)“Commitment” means, with respect to any Lender, the principal amount set out opposite the Lender’s name in Schedule 1.1(56), as such amount may be reduced or cancelled in accordance with this Agreement.
(29)“Compliance Certificate” means a Certificate, substantially in the form attached as Schedule 1.1(57), signed by the chief financial officer of the Borrower or other officer acceptable to the Administrative Agent, including certifications, as and when required under this Agreement, of the Financial Covenants provided for in Section 9.3.
(57.1)    “Conforming Changes” means, with respect to either the use or administration of SOFR or Term SOFR, as applicable, or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “US Base Rate,” the definition of “Business Day,” the definition of “US Government Securities Business Day,” the definition of “Contract Period” or any similar or analogous definition or provision (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 3.17 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Documents).
(30)“Consolidated Book Value of Assets” means, at any time of determination, the Total Assets of the Borrower and its Subsidiaries on a consolidated basis, determined in accordance with IFRS.

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(31)“Consolidated Debt” means, at any time of determination, the Debt of the Borrower and its Subsidiaries on a consolidated basis, determined in accordance with IFRS, as reported on the consolidated balance sheet of the Borrower. For greater certainty, Debt will include, without duplication, the aggregate amount of Debt outstanding under all Financial Assistance, and Debt shall exclude the amount of any preference shares outstanding which may be included as Debt under IFRS, including the promissory note in respect of the preference shares issued by Tricon PIPE, which Debt has been subordinated on terms satisfactory to the Administrative Agent.
(32)“Consolidated Debt to Consolidated Book Value of Assets Ratio” means, at any time of determination, with respect to the Borrower on a consolidated basis, the ratio of Consolidated Debt for the applicable period to Consolidated Book Value of Assets for such period.
(33)“Consolidated EBITDA” means, at any time of determination, on a consolidated basis, the Consolidated Net Income of the Borrower at such time, plus, to the extent deducted in determining Consolidated Net Income from continuing operations and without duplication, (a) the non-cash portion of expenses/bonuses payable in respect of any management fee-related bonus pool and/or performance-fee related bonus pool, (b) Consolidated Interest Expense, (c) the aggregate of unrealized losses less unrealized gains (excluding, for greater certainty, fair market gains and loss on account of rental properties), (d) income taxes paid or accrued, (e) depreciation, depletion and amortization expenses, (f) other non-cash expense items, (g) the aggregate of formation costs paid or accrued with respect to future funds less formation costs received from existing funds, (h) income from Investment Vehicles that is expensed in the income statement for consolidation, and (i) non-recurring transaction costs, all computed and calculated in accordance with IFRS.
(34)“Consolidated Equity” means, at any time of determination, in respect of the Borrower and its Subsidiaries on a consolidated basis, the total shareholders’ equity as reported on the financial statements, determined in accordance with IFRS.
(35)“Consolidated Interest Expense” means, at any time of determination, with respect to the Borrower and its Subsidiaries on a consolidated basis, the aggregate cost of advances of credit outstanding during that period, including, without limitation, cash interest charges (including, without duplication, cash interest expense in respect of convertible Debt), capitalized interest (excluding such interest in relation to assets under development), the cash interest component of Capital Leases, fees payable in respect of letters of credit and letters of guarantee, and discounts incurred and fees payable in respect of bankers’ acceptances, all as calculated in accordance with IFRS.
(36)“Consolidated Net Income” of the Borrower, at any time of determination, means the aggregate consolidated net income from continuing operations of the Borrower and its Subsidiaries for the applicable period, determined on a consolidated basis in accordance with IFRS, excluding extraordinary and non-recurring gains or losses.
(37)“Contaminant” means any pollutant, dangerous, toxic or hazardous substance, waste of any description whatsoever, hazardous material or contaminant, including any of the foregoing as defined in any Environmental Laws.
(38)“Contract Period” means the period selected by the Borrower in accordance with Section 2.7(1) when requesting an Advance, or a Conversion or Rollover thereof, commencing on the Drawdown Date, Rollover Date or Conversion Date, as applicable, and expiring on a Business Day, subject to the terms of:
(j)Section 2.10 with respect to SOFR Loans;
(k)Section 2.11 with respect to Bankers’ Acceptances; and

LEGAL_39694004.1	- 10	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

(l)Section 2.12 with respect to Letter of Credit.
(1)“Conversion” means the conversion of an outstanding Advance, or a portion of an outstanding Advance, into an alternative type of Advance under Section 2.13.
(2)“Conversion Date” means the Business Day that the Borrower elects as the date on which a Conversion is to occur.
(3)“Core Business Verticals” means, collectively, the TAH Vertical, the TLR Vertical and the THP Vertical.
(4)“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.
(5)“Covered Entity” has the meaning given to it in Section 14.14(b).
(6)“Covered Party” has the meaning given to it in Section 14.14(a).
(7)“Credit Facility” has the meaning given to it in Section 2.1.
(8)“Daily Simple SOFR” means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.
(9)“Debt” of a Person means, without duplication:
(m)all debts and liabilities of the Person for borrowed money (including, for greater certainty, the full principal amount of any convertible debt);
(n)all Financial Assistance granted by the Person;
(o)any obligation, contingent or other, which is required to be classified in accordance with IFRS upon the Person’s balance sheet as a liability;
(p)any obligation secured by any Lien existing on property owned or acquired by the Person, whether or not the Person has assumed such obligation;
(q)any debt or liability of the Person representing the deferred acquisition cost of property or assets created or arising under any conditional sale agreement or other title retention agreement even though the rights and remedies of the seller under that agreement in the event of default are limited to repossession or sale of property or assets covered thereby;
(r)any liabilities, contingent, unmatured or other, under indemnities given in respect of any bankers’ acceptance, letter of credit or letter of guarantee;
(s)any operating lease under which the Person has furnished a residual value guarantee and in respect of which the Person is liable as lessee;
(t)any Capital Lease by which the Person is bound; and

LEGAL_39694004.1	- 11	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

(u)all Hedging Liabilities of the Person;
but Debt does not include deferred taxes and obligations to trade creditors incurred in the ordinary course of business.
(39)“Default” means an event, circumstance or omission which constitutes an Event of Default or which, with any or all of the giving of notice, lapse of time, or a failure to remedy the event, circumstance or omission within a period of time, would constitute an Event of Default.
(40)“Default Right” has the meaning given to it in Section 14.14(b).
(41)“Defaulting Lender” means any Lender that (a) has failed, within three (3) Business Days of the date required to be funded or paid, to (i) fund any portion of its Advance or (ii) pay over to any of the Administrative Agent or other Lenders any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied; (b) has notified the Borrower or any of the Administrative Agent or other Lenders in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding an Advance under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit; (c) has failed, within three (3) Business Days after request by any of the Administrative Agent or other Lenders, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Advances under this Agreement; provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Administrative Agent or any Lender’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent; or (d) has become the subject of (A) a Bankruptcy Event or (B) a Bail-In Action.
(42)“Designated Accounts” has the meaning given to it in Section 6.1(c).
(43)“Deutsche Bank 2013 Facility” means a loan agreement dated June 13, 2013 between certain Subsidiaries of the Borrower, as borrowers, TAH, Deutsche Bank AG, New York Branch, as administrative agent, Deutsche Bank Securities, Inc., as sole lead arranger, Wells Fargo Bank, N.A., as paying agent, securities intermediary and calculation agent, and the Persons party thereto as lenders, as amended, restated, modified, supplemented or varied from time to time, or any replacement secured or unsecured loan or similar financing entered into by TAH and/or any of its Subsidiaries with another lender or syndicate of lenders, as amended, restated, modified, supplemented or varied from time to time.
(44)“Deutsche Bank 2013 Facility Guarantee” means a sponsor guarantee dated June 13, 2013 between the Borrower, as guarantor, and Deutsche Bank AG, New York Branch, as administrative agent, pursuant to which the Borrower has guaranteed certain obligations in respect of the Deutsche Bank 2013 Facility, as amended, restated, modified, supplemented or varied from time to time, or any replacement secured or unsecured loan or similar financing entered into by TAH and/or any of its Subsidiaries with another lender or syndicate of lenders, as amended, restated, modified, supplemented or varied from time to time, in each case, provided that the scope of the obligations guaranteed thereunder is not broadened or increased.
(45)“Deutsche Bank 2018 Facility” means a loan agreement dated October 25 2018 between certain subsidiaries of the Borrower, as borrowers, SFR JV-1 LP, as parent, Deutsche Bank AG, New York Branch, as administrative agent, Deutsche Bank Securities, Inc., as sole lead arranger, Wells Fargo Bank, N.A., as paying agent, securities intermediary and calculation agent, and the

LEGAL_39694004.1	- 12	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

Persons party from time to time thereto as lenders, as amended, restated, modified, supplemented or varied from time to time, or any replacement secured or unsecured loan or similar financing entered into by such subsidiaries with another lender or syndicate of lenders, as amended, restated, modified, supplemented or varied from time to time.
(46)“Deutsche Bank 2018 Facility Guarantee” means a sponsor guarantee dated October 25, 2018 between the Borrower, as guarantor, and Deutsche Bank AG, New York, as administrative agent, pursuant to which the Borrower will guarantee certain obligations of the borrowers under the Deutsche Bank 2018 Facility, including obligations related to scheduled renovation work and the provision of any required mortgages, as amended, restated, modified, supplemented or varied from time to time, or any replacement secured or unsecured loan or similar financing entered into by such subsidiaries with another lender or syndicate of lenders, as amended, restated, modified, supplemented or varied from time to time, provided that, in each case, the scope of the obligations guaranteed thereunder is not broadened or increased.
(47)“Discount Note” means a non-interest bearing promissory note denominated in Canadian Dollars, substantially in the form of Schedule 1.1(84), issued by the Borrower to a Non BA Lender to evidence a BA Equivalent Loan.
(48)“Discount Proceeds” means, for any Bankers’ Acceptance issued hereunder, an amount calculated on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be, by multiplying:
(v)the face amount of the Bankers’ Acceptance
by
(w)the quotient obtained by dividing:
(i)one
by
(ii)the sum of one plus the product of:
(A)the CDOR Rate applicable to the Bankers’ Acceptance
and
(B)a fraction, the numerator of which is the number of days in the applicable Contract Period and the denominator of which is 365 with the quotient being rounded up or down to the fifth decimal place and .000005 being rounded up.
(49)“Distributable Cash Flow” means, on a rolling four quarter basis, Consolidated EBITDA less the sum of cash taxes, Consolidated Interest Expense, Distributions (other than payments in respect of any NCIB), principal repayments of Debt (other than on account of the Credit Facility or funded by permitted Debt), and capital expenditure and other reserves.
(50)“Distribution” means any payment, loan, contribution or other transfer of funds or property to the beneficial holder of any security issued by the Borrower or any Guarantor (where security has the meaning assigned in the Securities Act (Ontario)), including preference shares, or to any Associate or Affiliate of that holder, either directly or indirectly, and includes management, consulting or servicing fees, bonuses, dividends, repayment of the principal of, or any interest on, any loans or the redemption, retraction or purchase of any of those securities.

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(51)“Documents” means this Agreement, the Bankers’ Acceptances, the Guarantees, the Security Documents and all certificates, instruments, agreements and other documents delivered, or to be delivered, to the Administrative Agent and the Lenders under or pursuant to this Agreement or any other Document and, when used in relation to any Person, the term Documents means the Documents executed and delivered by the Person.
(52)“Drawdown Date” means a Business Day on which an Advance is made or is deemed to be made.
(53)[Intentionally Deleted]
(54)“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.
(55)“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.
(56)“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.
(57)“Environmental Activity” means any activity, event or circumstance in respect of a Contaminant, including its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation or its Release into the natural environment, including movement through or in the air, soil, subsoil, surface water or groundwater.
(58)“Environmental Laws” means any and all federal, provincial, state, municipal and local statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, grants, licences, agreements or other governmental restrictions of, as applicable, Canada, its provinces and all applicable municipalities thereof, or any other applicable jurisdiction, relating to the environment, health and safety, health protection or any Environmental Activity.
(59)“Equivalent Amount” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at close of business on the immediately preceding Business Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Administrative Agent on the Business Day such conversion is to be made in accordance with its normal practice.
(60)“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time and the regulations promulgated and rulings issued thereunder.
(61)“ERISA Affiliate” has the meaning given to it in Section 8.1(23).
(62)“Erroneous Payment” has the meaning given to it in Section 12.22(1).
(63)“Erroneous Payment Deficiency Assignment” has the meaning given to it in Section 12.22(4).
(64)“Erroneous Payment Impacted Loan” has the meaning given to it in Section 12.22(4).

LEGAL_39694004.1	- 14	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

(65)“Erroneous Payment Return Deficiency” has the meaning given to it in Section 12.22(4).
(66)“Erroneous Payment Subrogation Rights” has the meaning given to it in Section 12.22(6).
(67)“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.
(68)“Excess” has the meaning given to it in Section 4.4.
(69)“Excluded Assets” means, as of any given date of determination on or after the date hereof, all personal property that, as of such date, otherwise would constitute Collateral hereunder, to the extent, and only to the extent, that any of the following would constitute or result in a Violation: (A) the grant hereunder of a security interest therein, or (B) the assignment thereof to or for the benefit of Administrative Agent.
(70)“Excluded Subsidiary” means any Subsidiary of the Borrower whose Net Worth is equal to or greater than US$[DELETION] [Amount deleted for confidentiality reasons.], and which has not provided a Guarantee and the applicable Security Documents in accordance with the terms of this Agreement (for greater certainty, excluding Subsidiaries under the Core Business Verticals, and including Head Office Inc.), and Excluded Subsidiaries means any two or more of such Subsidiaries.
(71)“Excluded Taxes” has the meaning given to it in Section 5.2(4).
(72)“Existing Credit Agreement” has the meaning given to it in Recital F.
(73)“Event of Default” means any of the events or circumstances specified in Section 10.1.
(74)“FATCA” means Sections 1471 through 1474 of the US Code as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future registrations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the US Code, any intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal, regulatory, legislation, rules or practices adopted pursuant to any such intergovernmental agreement entered into in connection with Sections 1471 through 1474 of the US Code.
(75)“Federal Funds Rate” means, for any day, the rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System of the United States, arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to the nearest 1/100th of 1%) quoted to the Administrative Agent on such day on such transactions as reasonably determined by the Administrative Agent; and provided further that, if any such rate is below zero, then the Federal Funds Rate will be deemed to be zero.
(76)“Fee Letter” means the fee letter dated June 30, 2021 entered into between the Administrative Agent and the Borrower, as amended.

LEGAL_39694004.1	- 15	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

(77)“Financial Assistance” means any form of direct or indirect financial assistance of any other Person by means of a loan, guarantee or otherwise or any obligations (contingent or otherwise) intended to enable such other Person to incur or pay any debt or comply with any agreements related thereto or to otherwise assure or protect creditors of such other Person against loss in respect of debt or any other obligations of such other Person. The amount of any Financial Assistance is the amount of the loan, guarantee or other direct or indirect financial assistance, or, if the Financial Assistance is not limited to a determinable amount, then the amount of the Financial Assistance is the lesser of (i) the total of all Debt of the other Person to which such Financial Assistance relates, and (ii) the net realizable value of the assets of the Person providing the Financial Assistance.
(78)“Fiscal Year” means the fiscal year of the Borrower, ending on December 31.
(79)“Fixed Charge Coverage Ratio” means, at any time of determination, with respect to the Borrower, on a consolidated basis, the ratio of: (a) Consolidated EBITDA for the applicable period to (b) the sum of (i) Consolidated Interest Expense and (ii) all scheduled principal repayments of Debt for such period.
(80)“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to Term SOFR. For the avoidance of doubt, the initial Floor for Term SOFR, shall be zero.
(81)“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.
(82)“Fronting Fee” shall have the meaning given to it in Section 3.6.
(83)“Fourth Amended and Restated Credit Agreement” has the meaning given to it in Recital E.
(84)“Government Approvals” means, with respect to any Person, all licences, permits, consents, authorizations and approvals from any and all Governmental Authorities required for the conduct of that Person’s business as presently conducted.
(85)“Governmental Authority” means any domestic or foreign government, including, any federal, provincial, state, territorial or municipal government and any government agency, tribunal, commission or other authority exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.
(86)“Granting Lender” has the meaning given to it in Section 13.1(3).
(87)“Guarantee” and “Guarantees” have the meanings given to them in Section 6.1(d).
(88)“Guarantors” means, collectively, the Canadian Guarantors and the US Guarantors set out in Schedule 8.1(18), as such schedule may be supplemented from time to time in accordance with this Agreement, and Guarantor means any one of them.
(89)“Guarantor Test Report” has the meaning given to it in Section 9.4(2)(c).

LEGAL_39694004.1	- 16	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

(90)“Hedge Contracts” means a contract for the purchase of any currency with any other currency at an agreed rate of exchange on a specified date, an interest rate or currency swap or any other interest or exchange rate exposure management arrangements.
(91)“Hedging Liabilities” means of a Person means, with respect to any Hedge Contract, at any date of calculation, the amount that would be owing by such Person under the Hedge Contract if such agreement was terminated on the date of calculation, net of such amounts that would be owed to such Person under all other Hedge Contracts with the same counterparty if so terminated on such date (to the extent not netted off against Hedging Liabilities under other Hedge Contracts).
(92)[Intentionally Deleted]
(93)“IFRS” means International Financial Reporting Standards, as adopted by the Chartered Professional Accountants of Canada, including the accounting principles published in the CPA Canada handbook, as the same are modified from time to time; provided, however, that if (i) the Borrower changes its reporting standards, or (ii) any regulation, pronouncement or opinion by, or other requirement of, CPA Canada (or any successor thereto or agency with similar function) occurs (each, an “Accounting Change”), and such Accounting Change affects the preparation of the Borrower’s financial statements or the calculation of the financial covenants, standards or other terms in this Agreement, then the Borrower shall promptly notify the Administrative Agent thereof and, upon request by either the Borrower or the Administrative Agent, the Borrower and the Administrative Agent shall negotiate in good faith, acting reasonably, to amend the provisions of this Agreement so as to preserve the original intent thereof, with the desired result that such provisions shall be the same in commercial effect, after such amendments are made, as if such Accounting Change had not been made, and any such amendments shall be subject to the approval of the Majority Lenders. Until such time as such amendments shall have been executed and delivered by the Borrower and the Administrative Agent, with the approval of the Majority Lenders, (i) the financial covenants, standards and other terms in this Agreement shall continue to be calculated and construed as if such Accounting Change had not occurred, and (ii) the Borrower shall furnish to the Administrative Agent, together with each delivery of consolidated financial statements of the Borrower required to be delivered under this Agreement, a written reconciliation setting forth the differences that would have resulted if such financial statements had been prepared without giving effect to the Accounting Change (“Historic Accounting Principles”) and the financial covenants, standards and other terms of this Agreement shall continue to be calculated and construed in accordance with Historic Accounting Principles.
(94)“Immaterial Subsidiary” means a Person that is not a Material Subsidiary, and “Immaterial Subsidiaries” means all of such Persons.
(95)“Indemnified Person” has the meaning given to it in Section 3.15(1).
(96)[Intentionally Deleted]
(97)“Insolvency Laws” means each of the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and the United States Federal Bankruptcy Code, each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction, including any corporate law or other law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.
(98)“Intellectual Property” has the meaning given to it in Section 8.1(20).
(99)“Interest Determination Date” means, with respect to a SOFR Loan, the date which is 2 Business Days before the first day of the Contract Period applicable to such SOFR Loan.

LEGAL_39694004.1	- 17	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

(100)“Interest Payment Date” means the last Business Day of each month.
(101)“Investment Vehicle” means an entity or entities representing a commingled fund, separate account, side-car or syndicated investment managed or controlled by the Borrower or its Subsidiaries (including, for greater certainty, by Subsidiaries outside of the Core Business Verticals).
(138.1)    “IOSCO” shall have the meaning set forth in Section 3.17.
(102)“Issuance Date” means the date on which a Letter of Credit is issued by the Issuing Bank in favour of a third party at the request of the Borrower.
(103)“Issuing Bank” means Royal Bank of Canada, when acting as the issuer of Letters of Credit on the basis that it is “fronting” for other Lenders, or any successor issuer of Letters of Credit. For greater certainty, where the context requires, references to “Lenders” in this Agreement include the Issuing Bank.
(104)“ITA” means the Income Tax Act (Canada), as amended, and any successor thereto, and any regulations promulgated thereunder.
(105)“Joint Venture” means a joint venture, partnership, co-ownership or other similar arrangement between the Borrower or any of its Subsidiaries and any third-party Person or Persons.
(106)“Judgment Currency” has the meaning given to it in Section 14.7.
(107)“L/C Agreement” means, in respect of any L/C, an application and agreement or other specific agreement relative to such instrument in form and substance satisfactory to the Issuing Bank, acting reasonably.
(108)“L/C Exposure” means, with respect to a Lender, its share of the undrawn and unexpired amounts of outstanding Letters of Credit.
(109)“L/C Fee” means a fee payable by the Borrower with respect to a Letter of Credit, as set out in Section 3.5.
(110)“L/C Sublimit” means US$[DELETION] [Amount deleted for confidentiality reasons], as such amount may be reduced or cancelled in accordance with this Agreement.
(111)“Lead Arranger” means RBC Capital Markets when acting in its capacity as lead arranger.
(112)“Lenders” means all of the banks and other financial institutions named on the signature pages of this Agreement, and their permitted successors and assigns, and Lender means any one of them.
(113)“Letter of Credit” and L/C each means a letter of credit issued by the Issuing Bank at the request and for the account of the Borrower, including where the Borrower makes such a request to have a letter of credit issued for one or more of the Borrower’s direct or indirect Subsidiaries or entities controlled by the Borrower or any of such Subsidiaries.
(114)[Intentionally Deleted]
(115)[Intentionally Deleted]
(116)[Intentionally Deleted]

LEGAL_39694004.1	- 18	SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

(117)“Lien” means any mortgage, charge, lien, hypothec or encumbrance, whether fixed or floating on, or any security interest in, any property, whether real, personal or mixed, tangible or intangible, any pledge or hypothecation of any property, any deposit arrangement, conditional sale agreement, other title retention agreement or equipment trust, Capital Lease or other security arrangement of any kind intended to create or grant security.
(118)“Loan” means a Prime Loan, a USBR Loan, a SOFR Loan or acceptance of Bankers’ Acceptances and “Loans” means any combination of them.
(119)“Majority Lenders” means:
(x)any group of Lenders (other than Defaulting Lenders) whose Commitments represent, in the aggregate, at least 66 2/3% of the Total Commitment; and
(y)at any time when the Commitments have terminated, any group of Lenders (other than Defaulting Lenders) from whom, in the aggregate, at least 66 2/3% of the outstanding Advances have been made available.
(10)“Material Adverse Change” means, where used in relation to the affairs of the Borrower and its Subsidiaries, taken as a whole, a change in the business, operations or capital of the Borrower and its Subsidiaries, taken as a whole, that could reasonably be expected to have a Material Adverse Effect.
(11)“Material Adverse Effect” means a material adverse effect on (a) the business, property, assets, liabilities or conditions (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, which would negatively affect the ability of the Borrower and the Guarantors to perform and discharge their respective obligations under this Agreement or any of the other Documents, (b) the Collateral, the Administrative Agent’s or the Lenders’ Liens on the Collateral or the priority of those Liens, or (c) the Administrative Agent’s or the Lenders’ ability to enforce its rights or remedies under this Agreement or any of the other Documents.
(12)“Material Contract” means any contract or agreement to which the Borrower or a Guarantor is a party or by which it is bound, the termination or cancellation of which (prior to its scheduled termination date) would have a Material Adverse Effect, including the agreements and documents described in Schedule 8.1(24).
(13)“Material Subsidiary” means a Subsidiary of the Borrower, direct or indirect, whose Net Worth is equal to or greater than US$[DELETION] [Amount deleted for confidentiality reasons] and which Net Worth is not derived from the assets of any Core Business Vertical, and Material Subsidiaries means any two or more of such Subsidiaries. For greater certainty, this definition shall be used only for the purposes of designating additional Guarantors pursuant to Section 9.1(18)(b) and Section 9.2(6)(b)(v).
(14)“Maturity Date” means June 30, 2025.
(15)“Morgan Stanley Facility” means that certain US$[DELETION] [Amount deleted for confidentiality reasons] mortgage loan provided pursuant to a loan agreement dated October 24, 2017 among TAH MS Borrower LLC, as borrower, the lenders party thereto from time to time, Morgan Stanley Asset Funding Inc., as administrative agent, and Wells Fargo Bank, N.A., as paying agent, calculation agent and securities intermediary.
(16)“NCIB” means a normal course issuer bid pursuant to which the Borrower repurchases its shares.
(17)“Net Cash Proceeds” means cash proceeds obtained by the Borrower or any Guarantor, without duplication, as a result of any transaction set out in Section 4.3, net of: (i) in the case of

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the sale or disposition of, or damage, destruction or condemnation of any assets, required payments of Debt secured by Permitted Liens affecting such assets, (ii) the commissions and other reasonable and customary transaction costs, fees and expenses properly attributable to such transaction and payable by the Borrower or any Guarantor in connection therewith, (iii) goods and services tax, sales tax and transfer taxes, as applicable, payable by the Borrower or any Guarantor in connection with such transaction, and (iv) reserves for indemnities, until such reserve amounts are no longer needed (after which time such reserve amounts shall become Net Cash Proceeds when received).
(18)“Net Worth” of a Person means, at any time of determination, the Total Assets of such Person less the Total Liabilities of such Person, excluding (so as to avoid duplication) the impact of intercompany investment balances and intercompany debt of any Subsidiary of such Person. For greater certainty, the Total Asset and the Total Liabilities are as determined in accordance with IFRS, however, no stand-alone financial statements are prepared under IFRS for all Subsidiaries of the Borrower.
(19)“Non BA Lender” means a Lender that cannot or does not as a matter of policy issue bankers’ acceptances.
(20)“Non-Consenting Lender” has the meaning given to it in Section 14.1(5).
(21)“Non-Recourse Arrangement” means any guaranty, indemnity or other contractual undertaking (each an “Arrangement”) by the Borrower, any Guarantor, TAH or any TLR Entity provided as to any Person which is wholly or partially, directly or indirectly, owned by the Borrower (a “Property Entity”) and given either for the benefit of any lender to a Property Entity or for the benefit of any direct or indirect equity holder in any Property Entity or an affiliate of any such direct or indirect equity holder as back-up for any Arrangement given by such equity holder or any of its affiliates, in either case as to Arrangements in connection with a non-recourse financing, which Arrangement is as to what are generally referred to as “non-recourse carve-outs” for certain “bad acts” and other customary carve-outs from the otherwise non-recourse nature of the financing, all based on what is customary in the relevant jurisdiction for financings which are otherwise non-recourse to the borrowing Person.
(22)“OBCA” means the Business Corporations Act (Ontario).
(23)“Obligations” means all loans, advances, debts, liabilities and obligations for the performance of covenants, tasks or duties or for the payment of monetary amounts (whether or not performance is then required or contingent, or those amounts are liquidated or determinable) owing by the Borrower to the Administrative Agent or any Lender under the Credit Facility and under any or all of the Documents, including the obligation to pay, discharge and satisfy the Erroneous Payment Subrogation Rights, and all covenants and duties regarding those amounts, of any kind or nature, present or future, whether or not evidenced by any agreement or other instrument, owing under any or all of the Documents, and any Hedging Liabilities owing by the Borrower to the Administrative Agent or any of the Lenders.
(24)“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.
(25)“Original Credit Agreement” has the meaning given to it in Recital A.
(26)“Original Security” has the meaning given to it in Section 6.2.
(27)“Participant” has the meaning given to it in Section 13.1(3)(a).
(28)“Payment Recipient” has the meaning given to it in Section 12.22(1).

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(29)“PBGC” has the meaning given to it in Section 10.1(14).
(30)“Permitted Company Debt” means, in respect of TAH and the TLR Entities, as applicable, (a) Debt under the existing Deutsche Bank 2013 Facility and the Morgan Stanley Facility, provided that, in each case, such Debt continues to be non-recourse; (b) Debt under the TLR Loan Facilities, provided that such Debt continues to be non-recourse; (c) Debt in respect of Non-Recourse Arrangements; (d) Debt in respect of (i) purchase money Liens on specific fixed assets (including Capital Leases) and (ii) trade accounts payables arising in the ordinary course of business to the extent included in Debt, in an aggregate amount for clauses (i) and (ii) not to exceed Cdn$[DELETION] [Amount deleted for confidentiality reasons] at any time; (e) intercompany Debt among the Borrower and/or any Guarantor and TAH and the TLR Entities, respectively, provided that such intercompany Debt is unsecured and subordinated to the Obligations; and (f) for greater certainty, any Securitization Arrangement.
(31)“Permitted Liens” means, with respect to any Person:
(z)any Lien created by or arising under any statute or regulation or at common law (in contrast with Liens voluntarily granted) in connection with, but without limiting the foregoing, workers’ compensation, employment insurance, employers’ health tax or other social security or statutory obligations, but not including Liens arising under ERISA, that secure amounts that are not yet overdue, or which are being contested in good faith by proper proceedings diligently pursued and as to which adequate reserves have been established on such Person’s books and records and in respect of which no seizure of property may yet be taken or for which a stay of enforcement of the Lien is in effect;
(aa)Liens made or incurred in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the borrowing of money), leases, statutory obligations or surety and performance bonds;
(ab)any construction, workers’, contractors’, materialmen’s, architects’ carriers’, landlords’, warehousemen’s, repairmen’s or other like Liens created by law (in contrast with Liens voluntarily granted), arising in the ordinary course of business, in respect of obligations which are not overdue, or which are being contested in good faith by proper proceedings diligently pursued and as to which adequate reserves have been established on such Person’s books and records and in respect of which no seizure of property may yet be taken or for which a stay of enforcement of the Lien is in effect;
(ac)any Lien for Taxes not yet overdue, or being contested in good faith by appropriate proceedings diligently pursued and as to which adequate reserves have been established on such Person’s books and records and in respect of which no seizure of property may yet be taken or for which a stay of enforcement of the Lien is in effect;
(ad)easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of such Person;
(ae)Liens existing on the property and assets of such Person on the Closing Date and identified in Schedule 1.1(178)(f), and any replacements thereto or extensions thereof, provided the assets encumbered and amounts secured by such Liens are not increased;

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(af)any purchase money Lien on specific fixed assets (including Capital Leases) to secure the payment of the purchase price of those fixed assets where the amount of the obligations secured does not exceed 100% of the lesser of the cost or fair market value of the fixed assets and the amount secured by the Lien does not exceed Cdn$[DELETION] [Amount deleted for confidentiality reasons] in the aggregate, including those Liens described in Schedule 1.1(178)(f); and extensions, renewals or replacements thereof upon the fixed assets if the amount of the obligations secured thereby is not increased;
(ag)minor imperfections in title on real property that do not materially detract from the value of the real property subject thereto and do not materially impair such Person’s ability to carry on its business or the Administrative Agent’s or the Lenders’ rights and remedies under the Documents;
(ah)restrictions, easements, rights-of-way, servitudes or other similar rights in land (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of such Person, of the real property subject to the restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by such other Persons and, in each case, which do not materially impair the Administrative Agent’s or the Lenders’ rights and remedies under the Documents;
(ai)restrictive covenants affecting the use to which real property may be put, provided that the covenants are complied with and do not materially detract from the value of the real property concerned or materially impair its use in the operations of such Person, or materially impair the Administrative Agent’s or the Lenders’ rights and remedies under the Documents;
(aj)any other Liens granted, created or assumed with the consent of the Majority Lenders;
(ak)any Liens granted to the Administrative Agent on behalf of itself and the Lenders pursuant to this Agreement or the Security Documents;
(al)normal and customary rights of setoff upon deposits in favour of depository institutions, and Liens of a collecting bank on cheques, drafts or other items of payment payable to such Person in the course of collection;
(am)Liens arising by virtue of a judgment or judicial order against such Person, or any property of such Person, as long as such Liens will not result or have not yet resulted in an Event of Default hereunder;
(an)the right reserved to or vested in any Governmental Authority by the terms of any lease, license, franchise, grant or permit acquired by that Person or by any statutory provision to terminate;
(ao)Liens securing Debt permitted under Section 9.2(3); and
(ap)any Liens not otherwise permitted in this definition of “Permitted Liens”, securing obligations not exceeding, in the aggregate at any time, Cdn$[DELETION] [Amount deleted for confidentiality reasons].

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(120)“Person” means any natural person, partnership, corporation, limited liability company, limited partnership, joint stock company, trust, unincorporated association, joint venture or other entity, and pronouns have a similarly extended meaning.
(121)“Prime Loan” means an Advance which is denominated in Canadian Dollars and in respect of which the Borrower is obligated to pay interest in accordance with Section 3.1(1).
(122)“Prime Rate” means, with respect to a Prime Loan on any day, the greater of:
(aq)the annual rate of interest announced from time to time by the Administrative Agent as being its reference rate then in effect on such day for determining interest rates on Canadian Dollar denominated commercial loans made by it in Canada (the “Prime Reference Rate”); and
(ar)the CDOR Rate for 1 month B/As in effect from time to time plus 100 basis points per annum;
provided that, if the Prime Reference Rate or CDOR Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this definition. Any change in the Prime Rate shall be effective on the date the change is effective.
(29)“Prohibited Transaction” has the meaning given to it in Section 8.1(23).
(30)“Property Entity” has the meaning given to it in Section 1.1(168).
(31)“Public Offering” has the meaning given to it in Section 9.2(13).
(32)“QFC” has the meaning given to it in Section 14.14(b).
(33)“QFC Credit Support” has the meaning given to it in Section 14.14.
(34)“Rateable Portion”, with respect to a Lender, means the fraction of the Total Commitment represented by that Lender’s Commitment. If the Administrative Agent has made a declaration under Section 10.2, “Rateable Portion” means the fraction of all Advances outstanding owing to the Lender.
(35)“Reference Time” means, with respect to any setting of the then-current Benchmark, (1) if such Benchmark is Adjusted Term SOFR, 11:00 a.m. (New York time) on the day that is two (2) Business Days preceding the date of such setting, and (2) if such Benchmark is not Adjusted Term SOFR, the time determined by the Administrative Agent in its reasonable discretion.
(188.1)    “Refinitiv Canadian Dollar Offered Rate (CDOR) Page” means the display designated as Canadian Dollar Offered Rate (CDOR) calculated and administered by Refinitiv Benchmark Services Limited or other page as may, from time to time, replace that page on that service for the purpose of displaying bid quotations for bankers’ acceptances accepted by leading Canadian banks.
(36)“Reimbursement Date” has the meaning given to it in Section 2.12(6)(b).
(37)“Reimbursement Obligation” means the obligation of the Borrower in respect of a Letter of Credit to reimburse the Lenders pursuant to Section 2.12(6).
(38)“Release” shall mean the method by which any Contaminant comes to be in the environment at large, including any release, threatened release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of a Contaminant in the indoor or outdoor environment, including the

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movement of a Contaminant through or in the air, soil, surface water, ground water or property as the result of any activity of the Borrower or any of the Guarantors.
(39)“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.
(40)“Replacement Lender” has the meaning given to it in Section 14.1(5).
(41)[Intentionally Deleted]
(42)[Intentionally Deleted]
(43)“Rollover” means the rollover of an Advance by way of a SOFR Loan, a Bankers’ Acceptance or a Letter of Credit for an additional Contract Period under Section 2.10(2), Section 2.11(8), or Section 2.12(3)(b), respectively.
(44)“Rollover Date” means the Business Day on which a Rollover occurs.
(45)“Royal” means Royal Bank of Canada and its successors.
(46)“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any Sanctions.
(47)“Sanctioned Person” means at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom or other relevant and applicable sanctions authority, (b) any Person located, organized or resident in a Sanctioned Country or (c) any Person owned 10% or more or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).
(48)“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the Canadian government, (b) the U.S. government, including those administered by OFAC or the U.S. Department of State, (c) the United Nations Security Council, the European Union, Her Majesty’s Treasury of the United Kingdom or (d) any other relevant and applicable sanctions authority.
(49)“Schedules” means the schedules attached to and forming part of this Agreement, as particularized in Section 1.16.
(50)“Second Amended and Restated Credit Agreement” has the meaning given to it in Recital C.
(51)“Securitization Arrangement” has the meaning given to it in Section 10.1(4).
(52)“Security Documents” means the Documents creating Liens on certain assets of the Borrower and the Guarantors in favour of the Administrative Agent on behalf of itself and the Lenders, and all other instruments, agreements and documents which have been or may hereafter from time to time be executed in connection therewith, including the Documents referred to in Section 6.1.
(53)“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

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(54)“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).
(55)[Intentionally Deleted]
(208.1)    “SOFR Interest Payment Date” means, with respect to any SOFR Loan, the date falling on the last day of each Contract Period applicable to the SOFR Loan and, if the applicable Contract Period is longer than three (3) months, the date falling every three (3) months after the beginning of the Contract Period and the last day of the Contract Period.
(208.2) “SOFR Interpolated Rate” means, for any SOFR Non-Standard Interest Period, the rate per annum determined by the Administrative Agent (which determination shall be presumed correct absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) the sum of Term SOFR for the longest term for which the Term SOFR is available that is shorter than such SOFR Non-Standard Interest Period plus the applicable Term SOFR Adjustment for such longest term and (b) the Term SOFR for the shortest term for which the Term SOFR is available that exceeds such SOFR Non-Standard Interest Period plus the applicable Term SOFR Adjustment for such shortest term, in each case, at such time; provided that when determining the SOFR Interpolated Rate for a SOFR Non-Standard Interest Period which is less than one (1) month, the SOFR Interpolated Rate shall be the Adjusted Term SOFR for SOFR Loans with an Interest Period of one (1) month.
(208.3)    “SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “US Base Rate”.
(208.4)    “SOFR Non-Standard Interest Period” means, with respect to a SOFR Loan, a Contract Period which is for a term other than one (1), three (3) or six (6) months.
(56)“Standby Fee” has the meaning given to it in Section 3.8.
(57)“Standby Fee Payment Date” has the meaning given to it in Section 3.8.
(58)“Subsidiary” of a Person means (A) any corporation of which the Person and/or any one or more of its Subsidiaries holds, directly or beneficially, other than by way of security only, securities to which are attached more than 50% of the votes that may be cast to elect directors of such corporation, (B) any corporation of which the Person and/or any one or more of its Subsidiaries has, through operation of law or otherwise, the ability to elect or cause the election of a majority of the directors of such corporation and (C) any partnership, limited liability company or joint venture in which such Person and/or any one or more Subsidiaries of such Person shall have, directly or indirectly, more than 50% of the votes that may be cast to elect the governing body of such entity, and Subsidiaries means all of such Persons.
(59)“Sufficient Copies” means, in respect of documents required to be delivered under this Agreement, the number of copies of each document equal to the number of Lenders plus the Administrative Agent at the time the document is delivered, unless the Borrower is otherwise notified by the Administrative Agent.
(60)“Supported QFC” has the meaning given to it in Section 14.14.
(61)“TAH” means Tricon American Homes LLC, a Delaware company.
(62)“TAH Vertical” means direct investments, or investments made through Investment Vehicles, in the Borrower’s single-family rental business, which includes, for greater certainty, the business of TAH and its Subsidiaries.
(63)“Target” has the meaning given to it in Section 1.1(2).

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(64)“Taxes” means all present and future taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges of any nature imposed by any Governmental Authority (including income, capital (including large corporations), withholding, consumption, sales, use, transfer, goods and services or other value-added, excise, customs, anti-dumping, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and charges) together with all fines, interest, penalties on or in respect of, or in lieu of or for non-collection of, those taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, withholdings, dues and other charges.
(65)“Terminated Lender” has the meaning given to it in Section 14.1(5).
(66)“Term SOFR” means, for any Contract Period for a SOFR Loan, the greater of (a) the Term SOFR Reference Rate for a tenor comparable to the applicable Contract Period on the day (the “Term SOFR Determination Day”) that is two (2) US Government Securities Business Days prior to the first day of such Contract Period, as such rate is published by the Term SOFR Administrator and (b) the Floor; provided, however, that if as of 5:00 p.m. (New York time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding US Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding US Government Securities Business Day is not more than three (3) US Government Securities Business Days prior to such Term SOFR Determination Day.
(219.1)    “Term SOFR Adjustment” means, with respect to Term SOFR, [DELETED]% ([DELETED] basis points) for a Contract Period of one-month’s duration, [DELETED]% ([DELETED] basis points) for a Contract Period of three-month’s duration, and [DELETED]% ([DELETED] basis points) [Amounts deleted for confidentiality reasons] for a Contract Period of six-months’ duration, if applicable.
(21.9.2) “Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).
(67)“Term SOFR Determination Day” has the meaning given to it under the definition of “Term SOFR”.
(68)[Intentionally Deleted]
(221.1)    “Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.
(69)“Third Amended and Restated Credit Agreement” has the meaning given to it in Recital D.
(70)“THP Vertical” means direct investments, or investments made through Investment Vehicles, in the Borrower’s for sale residential development business, which includes, for greater certainty, the business of Tricon Holdings USA and its Subsidiaries.
(71)“TLR Entities” means Tricon US Multi-Family REIT LLC, a Delaware limited liability company, and Tricon US Multi-Family Aggregator LLC, a Delaware limited liability company.
(72)“TLR Loan Facilities” means, collectively, each of the loan facilities entered into by the TLR Entities and/or their Subsidiaries and a third-party lender or syndicate of lenders, in each

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case, as amended, restated, modified, supplemented or varied from time to time, and TLR Loan Facility means any one of them.
(73)“TLR Vertical” means direct investments, or investments made through Investment Vehicles, in the Borrower’s multi-family apartment development/ownership business, which includes, for greater certainty, the business of the TLR Entities and their Subsidiaries.
(74)“Total Assets” of a Person means, at any time of determination, the total assets of such Person as determined in accordance with IFRS.
(75)“Total Commitment” means US$[DELETION] [Amount deleted for confidentiality reasons] or the Equivalent Amount in Canadian Dollars as such amount may be reduced or cancelled in accordance with this Agreement.
(76)“Total Exposure” means, at any time of determination, the aggregate US Dollar Amount of the principal amount of all outstanding Advances.
(77)“Total Liabilities” of a Person means, at any time of determination, the total liabilities of such Person as determined in accordance with IFRS.
(78)“Tricon Holdings USA” means Tricon Holdings USA LLC, a Delaware limited liability company.
(79)“Tricon PIPE” means Tricon PIPE LLC, a Delaware limited liability company.
(80)“Tricon US Rental Canada” means Tricon US Rental Canada Inc., an Ontario corporation.
(81)“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement, excluding the related Benchmark Replacement Adjustment.
(82)“US Advisers Act” has the meaning given to it in Section 1.1(246).
(83)“US Base Rate” means, with respect to a USBR Loan on any day, the greater of:
(as)the annual rate of interest announced from time to time by the Administrative Agent as being its reference rate then in effect for determining rates on US Dollar denominated commercial loans made by it in Canada (the “US Reference Rate”);
(at)the Federal Funds Rate in effect from time to time (multiplied by 365 or 366, as applicable, and divided by 360 if that rate is calculated on the basis of a 360 day year and it is necessary to express the rate on the basis of a 365 or 366 day year) plus [DELETED] [Amount deleted for confidentiality reasons] percent per annum; and
(au)the Adjusted Term SOFR for a one (1) month tenor in effect on such day plus [DELETED] [Amount deleted for confidentiality reasons]%;
provided that to the extent such highest rate as calculated above shall, at any time, be less than the Floor, such rate shall be deemed to be Floor for all purposes herein. Any change in the US Base Rate shall be effective on the date the change is effective.
(123)“USBR Loan” means an Advance which is denominated in US Dollars and in respect of which the Borrower is obligated to pay interest in accordance with Section 3.2(1).

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(124)“US Code” has the meaning given to it in Section 8.1(23).
(125)“US Dollar Amount” means, for any amount on any particular date, the aggregate of:
(av)the portion, if any, of the amount denominated in US Dollars; and
(aw)the Equivalent Amount in US Dollars (determined on that date unless otherwise specified herein) of the portion, if any, of the amount denominated in another currency.
(1)“US Dollars” and the symbol US$ each means lawful money of the United States of America in same day immediately available funds, or if those funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the day any payment is to be made under this Agreement.
(240.1)    “US Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.
(2)“US Guarantors” means all of the Subsidiaries of the Borrower incorporated in the United States that have executed and delivered a Guarantee in respect of the Obligations pursuant to this Agreement and each Person incorporated in the United States that executes and delivers a Guarantee pursuant to Section 9.1(18) or Section 9.2(6)(b)(v), and US Guarantor means any one of them.
(3)“US Pension Plan” has the meaning given to it in Section 8.1(23).
(4)“US Plan” has the meaning given to it in Section 8.1(23).
(5)“U.S. Special Resolution Regimes” has the meaning given to it in Section 14.14.
(6)“Utilization Percentage” means, at any time of determination, the fraction expressed as a percentage, the numerator of which is the Total Exposure at such time, and the denominator of which is the Total Commitment.
(7)“Violation” means any of the following: (A) any violation of the U.S. Investment Advisers Act of 1940, as such legislation may be amended, renamed or replaced from time to time (and includes all regulations from time to time made under such legislation) (the “US Advisers Act”), as may be applicable to the Borrower or any of its Subsidiaries, (B) any “assignment” of any “investment advisory contract” (as such terms are used under the U.S. Advisers Act), to which any of the Borrower and its Subsidiaries may be a party or by which it may be bound, with respect to which assignment the consent required pursuant to the U.S. Advisers Act shall not have been obtained, or (C) any breach or termination of, or default under, any contract or agreement to which any of the Borrower and its Subsidiaries may be a party or by which it may be bound (in the case of this clause (C), including, without limitation, any such breach, termination or default with respect to any provision prohibiting or restricting, or requiring the consent of any Person with respect to, the assignment, hypothecation, pledge, sale, transfer or other disposition of all or any portion of any equity or debt interest in any Person or any rights thereunder or attaching thereto).
(8)“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

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(9)“Written” or “in writing” includes printing, typewriting, or any electronic means of communication capable of being legibly reproduced at the point of reception.
Section 1.2Business Day
If under this Agreement any payment or calculation is to be made, or any other action is to be taken, on or as of a day which is not a Business Day, that payment or calculation is to be made, and that other action is to be taken, as applicable, on or as of the next day that is a Business Day unless otherwise expressly provided herein.
Section 1.3Conflict
If there is a conflict between any provision of this Agreement and any provision of another document contemplated by or delivered under or in connection with this Agreement, the relevant provision of this Agreement is to prevail.
Section 1.4Currency
Unless otherwise specified, all amounts are stated and all payments are to be made in US Dollars.
Section 1.5Time
Time shall be of the essence in all provisions of this Agreement.
Section 1.6IFRS
Unless otherwise expressly provided, all accounting terms used in this Agreement shall be interpreted and all financial information shall be prepared in accordance with IFRS, consistently applied.
Section 1.7Consolidated
Unless otherwise specified, references to amounts and financial statements which are “consolidated” or are made “on a consolidated basis” for any Person shall mean such amounts or financial statements determined in accordance with IFRS.
Section 1.8Headings and Table of Contents
The division of this Agreement into sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and are not to affect the construction or interpretation of this Agreement.
Section 1.9Number and Gender
Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders.
Section 1.10References
Unless otherwise specified, references in this Agreement to Sections and Schedules are to sections of, and schedules to, this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular section hereof.

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Section 1.11Statutory References
Unless the context otherwise requires, each reference to an enactment is deemed to be a reference to that enactment, and to the regulations made under that enactment, as amended or re-enacted from time to time.
Section 1.12Time of Day
Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, Province of Ontario.
Section 1.13Governing Law
This Agreement and each of the Documents (other than the Guarantees and Security Documents executed by the US Guarantors) are governed by, and are to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario, but without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower or any Guarantor may be found.
Section 1.14Entire Agreement
This Agreement and the Documents constitute the entire agreement between the parties with respect to the subject matter and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral.
Section 1.15Severability
If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:
(a)the legality, validity or enforceability of the remaining provisions of this Agreement; or
(b)the legality, validity or enforceability of that provision in any other jurisdiction.
Section 1.16Interest Rates; Benchmark Notifications
The interest rate on a Loan denominated in US Dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 3.17 provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this Agreement (including, without limitation, the US Base Rate, Daily Simple SOFR, SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, or have the same value or economic equivalence of as the existing interest rate (or any component thereof) being replaced or have the same volume or liquidity as did any existing interest rate (or any component thereof) prior to its discontinuance or unavailability. The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or alternative rate (including any

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Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.
Section 1.17Schedules
The following Schedules are attached to and form part of this Agreement:
Article 2 – THE CREDIT FACILITY
Section 2.1Establishment of Credit Facility
Subject to the terms and conditions of this Agreement, the Lenders hereby establish in favour of the Borrower a committed revolving term credit facility (the “Credit Facility”) in the amount of the Total Commitment. Each Lender severally agrees to make its Commitment available to the Borrower by way of the following:
(1)Prime Loans;
(2)USBR Loans;
(3)SOFR Loans;
(4)Bankers’ Acceptances; and
(5)Letters of Credit.
Subject to the provisions of this Agreement, the Borrower may borrow, repay and reborrow under the Credit Facility up to the amount of the Total Commitment.
Section 2.1Hedge Contracts
A Lender may from time to time enter into Hedge Contracts with the Borrower. No Lender makes a commitment hereunder to enter into any Hedge Contracts and may in its sole discretion decline to enter into any Hedge Contract at any time. Each Hedge Contract is governed by the terms and conditions set out in the confirmation forwarded by the applicable Lender or its Affiliate to the Borrower on entering into the Hedge Contract and any applicable ISDA Master Agreement. If there is a conflict between the terms and conditions set out in the confirmation or ISDA Master Agreement and this Agreement, the confirmation or ISDA Master Agreement shall govern unless otherwise expressly provided herein.
Section 2.2Obligations of the Lenders and the Administrative Agent
(6)Rateable Portion. Subject to the provisions of this Agreement, each Lender agrees to make available its Rateable Portion of each Advance (or Rollover or Conversion thereof) to the Borrower. No Lender shall be responsible for a Commitment of any other Lender. The failure of a Lender to make available an Advance (or Rollover or Conversion thereof) in accordance with its obligations under this Agreement shall not release any other Lender from its obligations. Notwithstanding anything to the contrary in this Agreement, no Lender shall be obligated to make or participate in Advances in excess of its Commitment. For greater certainty, (i) the

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Issuing Bank shall only include its Rateable Portion of Letters of Credit when determining if it has made available Advances in excess of its Commitment, and (ii) Hedge Contracts are not subject to this Section 2.3(1).
(7)Separate Obligation. The obligation of each Lender to make its Commitment available to the Borrower is a separate obligation between each Lender and the Borrower, and that obligation is not the several or joint and several obligation of any other Lender.
Section 2.2Revolving Nature of Credit Facility
Subject to the provisions of this Agreement, the Borrower may from time to time up to the Maturity Date increase or reduce the amount of Advances outstanding under the Credit Facility by borrowing, repaying and reborrowing Prime Loans, USBR Loans and SOFR Loans, by causing the acceptance of Bankers’ Acceptances and funding them at maturity and by causing the issue, cancellation and re-issue of Letters of Credit.
Section 2.3Availability of Credit Facility
Notwithstanding any other provision of this Agreement, but subject to Section 4.4, the US Dollar Amount of the principal amount of all Advances shall not exceed the Total Commitment at any time. In the event that the US Dollar Amount of the principal amount of all outstanding Advances exceeds the Total Commitment, the Borrower shall not be entitled to obtain any further Advances until the amount of such excess is repaid.
Section 2.4Purpose
The proceeds of the Advances made under the Credit Facility shall be used for general corporate purposes of the Borrower, including to provide financing for capital investments in the Core Business Verticals.
Section 2.5Borrowing Procedures – General
(8)Notice of Borrowing. All Advances require written notice. To request such an Advance, the Borrower shall give to the Administrative Agent written notice substantially in the form attached as Schedule 2.7(1), indicating the aggregate amount of the requested Advance at or before the time set out below opposite the type of Advance that the Borrower wishes to request:

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Type of Advance	Time of Notice
Prime Loans or USBR Loans	Before 2:00 p.m. 1 Business Day prior to the Drawdown Date, Conversion Date or Rollover Date.
Bankers’ Acceptances	Before 2:00 p.m. 2 Business Days prior to the Drawdown Date, Conversion Date or Rollover Date.
SOFR Loans	Before 2:00 p.m. 1 Business Day prior to the Interest Determination Date.
Letters of Credit	Before 2:00 p.m. 3 Business Days prior to the Issuance Date.
Each notice given in respect of a Loan by way of Prime Loan or USBR Loan shall indicate the amount of the required Loan and the date funds are required. Each notice given in respect of a Loan by way of SOFR Loan shall indicate the amount of the required SOFR Loan, the date funds are required and the duration of the initial Contract Period applicable thereto. Each notice given in respect of an Advance by way of B/As shall indicate the amount of the B/As to be issued and the applicable Contract Period of the B/As. Each notice given in respect of an Advance by way of a Letter of Credit shall indicate the amount of the Letter of Credit to be issued, the applicable Contract Period, the beneficiary, the terms of draw under the requested Letter of Credit and all other relevant information. No Advance under the Credit Facility shall have a term or Contract Period that extends beyond the Maturity Date, except Letters of Credit with the consent of the Administrative Agent and the Issuing Bank and which are cash collateralized in a manner satisfactory to the Administrative Agent and the Issuing Bank. Any notice (including any deemed notice provided herein) given to the Administrative Agent may not be revoked or withdrawn. No Advance under the Credit Facility shall have a term or Contract Period that extends beyond the Maturity Date.
(9)Limits on Advances. Notwithstanding any other terms of this Agreement, the Borrower shall not request or be entitled to receive from the Administrative Agent an Advance under the Credit Facility if, on the day notice of the Advance is given pursuant to Section 2.7(1) or after giving effect to the Advance, the US Dollar Amount of the principal amount of all Advances outstanding from any Lender would exceed the Commitment of the Lender, or if the aggregate US Dollar Amount of the principal amount of all outstanding Advances would exceed the Total Commitment.
(10)Administrative Agent Determination. Each determination by the Administrative Agent of the Prime Rate, the US Base Rate, the CDOR Rate and SOFR shall, in the absence of manifest error, be final, conclusive and binding on the Borrower and the Lenders.
Section 2.1Minimum Advances
Each Advance by way of Prime Loan or USBR Loan shall be in a minimum amount of Cdn$[DELETION] or US$[DELETION], as applicable. The Administrative Agent shall not be obliged to make Advances by way of SOFR Loans in an amount less than US$[DELETION] or by way of Bankers’ Acceptance in a face amount less than Cdn$[DELETION]. Advances by way of Bankers’ Acceptance shall be in multiples of Cdn$[DELETION] and Advances by way

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of SOFR Loans shall be in multiples of US$[DELETION] [Amount deleted for confidentiality reasons].
Section 2.2Commitment Increase
At any time, upon the written request of the Borrower, the Credit Facility may be increased by an amount not exceeding US$[DELETION] [Amount deleted for confidentiality reasons]. Participation in any requested increase will be at the sole discretion of each Lender. The Borrower may arrange for the requested increase, or part thereof, to be provided by one or more new Lenders, in each case acceptable to the Administrative Agent, in its sole discretion, each of which new Lenders must agree to become a Lender and to be bound by all the terms and conditions of the Credit Agreement as a Lender. Any approved increase will be conditional upon (a) there being no Default or Event of Default, (b) execution and delivery of an amendment or supplement to the Credit Agreement and such other documentation, authorizations and opinions of counsel for the Borrower and Guarantors as may be reasonably required by the Administrative Agent, (c) consent thereto by the Administrative Agent, and (d) receipt by the Administrative Agent of a Compliance Certificate.
Section 2.3SOFR Loans
(11)Term. Each SOFR Loan shall have a Contract Period of 1, 3 or 6 months (or such shorter period as may be agreed to by all Lenders), in each case, subject to availability; provided that (i) the Contract Period shall commence on the date of an advance of or a conversion to a SOFR Loan and, in the case of immediately successive Contract Periods, each successive Contract Period shall commence on the date on which the next preceding Contract Period expires; (ii) if any Contract Period would otherwise expire on a day that is not a Business Day, such Contract Period shall expire on the next succeeding Business Day; provided, that if any Contract Period with respect to a SOFR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Contract Period shall expire on the next preceding Business Day; (iii) any Contract Period with respect to a SOFR Loan that begins on the last Business Day of a calendar month (or on a day for which there is not numerically corresponding day in the calendar month at the end of such Contract Period) shall end on the last Business Day of the relevant calendar month at the end of such Contract Period; (iv) no Contract Period shall extend beyond the Maturity Date; and (v) no tenor that has been removed from this type of Advance pursuant to Section 3.17 shall be available for specification in any such notice of Advance, Rollover or Conversion.
(12)Rollover of SOFR Loans. At or before 2:00 p.m. 3 Business Days before the expiry of the Contract Period of each SOFR Loan, the Borrower shall notify the Administrative Agent by irrevocable telephone or email notice, followed by written notice on the same day substantially in the form attached as Schedule 2.10(2), if it intends to:
(a)enter into a new Contract Period with respect to the maturing SOFR Loan, or
(b)repay the maturing SOFR Loan.
If the Borrower fails to provide such notice to the Administrative Agent or fails to make the required payment, or if a Default or Event of Default has occurred and is continuing on the last day of the Contract Period, the Borrower’s obligations in respect of the maturing SOFR Loan shall be deemed to have been converted into a USBR Loan as of the last day of the Contract Period thereof in an amount equal to the aggregate amount of the expiring SOFR Loans.
(13)Breakage Costs. If the Borrower repays or prepays a SOFR Loan on a day other than the SOFR Interest Payment Date falling on the last day of the Contract Period applicable to that SOFR Loan, the Borrower shall indemnify the applicable Lender for any loss or expense suffered

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or incurred by that Lender as a result of such early repayment or prepayment, including, without limitation, any loss of profit or expenses which that Lender incurs by reason of the liquidation or redeployment of deposits or other funds acquired by the Lender to effect or maintain the SOFR Loan or any interest or other charges payable to lenders of funds borrowed by that Lender in order to maintain the SOFR Loan together with any other charges, costs or expenses incurred by that Lender relative thereto.
(14)Alternate Rate. If, at any time during the term of this Agreement, the Administrative Agent, acting in good faith, determines, or the Majority Lenders, acting in good faith, determine and notify the Administrative Agent (which determinations shall be final, conclusive and binding upon the Borrower) that, on a basis that is expected to be temporary:
(a)adequate and fair means do not exist for ascertaining the rate of interest on a SOFR Loan, or
(b)Adjusted Term SOFR or Term SOFR is not available for the relevant period for any reason, or
(c)Adjusted Term SOFR or Term SOFR does not accurately reflect the effective cost to the Lenders of making, funding or maintaining a SOFR Loan and/or the costs to the Lenders are increased or the income receivable by the Lenders is reduced in respect of a SOFR Loan, or
(a)the making, funding or maintaining of a SOFR Loan or a portion thereof by a Lender has become impracticable by reason of circumstances which materially and adversely affect the relevant interbank market, the Administrative Agent will promptly so notify the Borrower. Thereafter, (x) the right of the Borrower to request an Advance by means of a SOFR Loan shall be and remain suspended until the Administrative Agent or the Majority Lenders, as the case may be, determine and the Administrative Agent notifies the Borrower that the condition causing such determination no longer exists, and (y) any notice of Drawdown or Rollover in respect of a SOFR Loan which is outstanding shall be cancelled and any outstanding notice of Conversion to convert a USBR Loan into a SOFR Loan shall be cancelled and the request for a Drawdown or Rollover by means of a SOFR Loan shall be deemed to be a request for a Drawdown of, or Rollover to, a USBR Loan in the amount of the requested SOFR Loan. The Administrative Agent shall promptly notify the Borrower of the suspension of the Borrower’s right to request an Advance by means of SOFR Loan and of the termination of any such suspension.
Section 2.6Bankers’ Acceptances
(15)Term. Each Bankers’ Acceptance shall have a Contract Period of 1, 2 or 3 months, subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period). No Contract Period for a Bankers’ Acceptance shall extend beyond the Maturity Date.
(16)CDOR Rate. On each Drawdown Date, Rollover Date or Conversion Date on which Bankers’ Acceptances are to be accepted, the Administrative Agent shall advise the Borrower as to the Administrative Agent’s determination of the applicable CDOR Rate for the Bankers’ Acceptances to be accepted.
(17)Purchase. Upon acceptance of a Bankers’ Acceptance by a Lender, such Lender shall purchase or arrange the purchase of such Bankers’ Acceptance at the applicable CDOR Rate. The Lender shall provide to the Administrative Agent’s Account for Payments the Discount Proceeds less the Acceptance Fee payable by the Borrower with respect to the Bankers’ Acceptance.

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(18)Sale. Each Lender may from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it.
(19)Power of Attorney for the Execution of Bankers’ Acceptances. To facilitate availment of the Advances by way of B/As, the Borrower hereby appoints each Lender as its attorney to sign and endorse on its behalf, in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Lender, blank forms of B/As. In this respect, it is each Lender’s responsibility to maintain an adequate supply of blank forms of B/As for acceptance under this Agreement. The Borrower recognizes and agrees that all B/As signed and/or endorsed on its behalf by a Lender shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower. Each Lender is hereby authorized to issue such B/As endorsed in blank in such face amounts as may be determined by such Lender; provided that the aggregate amount thereof is equal to the aggregate amount of B/As required to be accepted and purchased by such Lender. Each Lender shall exercise and apply the same care in the custody and safekeeping of such B/As as it would for its own property of a similar negotiable type. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except to the extent caused by the gross negligence or wilful misconduct of the Lender or its officers, employees, agents or representatives. Each Lender shall maintain a record with respect to B/As held by it in blank hereunder, voided by it for any reason, accepted and purchased by it hereunder, and cancelled at their respective maturities. Each Lender agrees to provide such records to the Borrower at the Borrower’s expense upon request.
(20)Execution. Drafts drawn by the Borrower to be accepted as Bankers’ Acceptances shall be signed by a duly authorized officer or officers of the Borrower or by its attorneys, including attorneys appointed pursuant to Section 2.11(5). Notwithstanding that any Person whose signature appears on any Bankers’ Acceptance may no longer be an authorized signatory for the Borrower at the time of issuance of a Bankers’ Acceptance, that signature shall nevertheless be valid and sufficient for all purposes as if the authority had remained in force at the time of issuance and any Bankers’ Acceptance so signed shall be binding on the Borrower.
(21)Issuance. The Administrative Agent, promptly following receipt of a notice of Advance, Rollover or Conversion by way of Bankers’ Acceptances, shall advise the Lenders of the notice and shall advise each Lender of the face amount of Bankers’ Acceptances to be accepted by it and the applicable Contract Period (which shall be identical for all Lenders). The aggregate face amount of Bankers’ Acceptances to be accepted by a Lender shall be determined by the Administrative Agent by reference to that Lender’s Rateable Portion of the issue of Bankers’ Acceptances, except that, if the face amount of a Bankers’ Acceptance which would otherwise be accepted by a Lender would not be Cdn$[DELETION], or a whole multiple thereof, the face amount shall be increased or reduced by the Administrative Agent in its sole discretion to Cdn$[DELETION] [Amounts deleted for confidentiality reasons], or the nearest whole multiple of that amount, as appropriate; provided that after such issuance, no Lender shall have aggregate outstanding Advances in excess of its Commitment.
(22)Rollover. At or before 2:00 p.m. 2 Business Days before the maturity date of any Bankers’ Acceptances, the Borrower shall notify the Administrative Agent by irrevocable telephone notice, followed by written notice on the same day substantially in the form attached as Schedule 2.11(8), which notice shall specify either that the Borrower intends to repay the maturing Bankers’ Acceptances on the maturity date that the Borrower intends to issue Bankers’ Acceptances on the maturity date to provide for the payment of the maturing Bankers’ Acceptances. If the Borrower fails to provide such notice to the Administrative Agent or fails to repay the maturing Bankers’ Acceptances, of if a Default or an Event of Default has occurred and is continuing on such maturity date, the Borrower’s obligations in respect of the maturing Bankers’ Acceptances shall be deemed to have been converted on the maturity date thereof into a Prime Loan, in an amount equal to the aggregate face amount of the maturing Bankers’ Acceptances. Otherwise, the Borrower shall provide payment to the Administrative Agent on

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behalf of the Lenders of an amount equal to the aggregate face amount of the Bankers’ Acceptances issued by the Lenders on their maturity date.
(23)Waiver of Presentment and Other Conditions. The Borrower waives presentment for payment and any other defence to payment of any amounts due to a Lender in respect of a Bankers’ Acceptance accepted and purchased by it pursuant to this Agreement which might exist solely by reason of the Bankers’ Acceptance being held, at the maturity thereof, by the Lender in its own right and the Borrower agrees not to claim any days of grace if the Lender as holder sues the Borrower on the Bankers’ Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a B/A, the Borrower shall pay to the Lender that has accepted such B/A the full face amount of such B/A and after such payment, the Borrower shall have no further liability in respect of such B/A and the Lender shall be entitled to all benefits of and be responsible for all payments due to third parties under, such B/A.
(24)Circumstances Making Bankers’ Acceptances Unavailable. If the Administrative Agent determines in good faith, which determination shall be final, conclusive and binding upon the Borrower, and notifies the Borrower that, by reason of circumstances affecting the money market there is no market for, or a material adverse change has occurred in respect of the market for, Bankers’ Acceptances or the demand for Bankers’ Acceptances is insufficient to allow the sale or trading of the Bankers’ Acceptances created hereunder, or that for any reason adequate and fair means do not exist of ascertaining the CDOR Rate applicable to any Bankers’ Acceptances, or that the CDOR Rate does not adequately and fairly reflect the effective cost of making, funding and maintaining a Bankers’ Acceptance, then:
(a)the right of the Borrower to request an Advance by means of Bankers’ Acceptances shall be and remain suspended until the Administrative Agent determines, and notifies the Borrower, that the circumstances causing such suspension no longer exist and the Administrative Agent so notifies the Borrower; and
(b)any notice of Drawdown or Rollover in respect of a Bankers’ Acceptance which is outstanding shall be cancelled and any outstanding notice of Conversion to convert a Prime Loan into a Bankers’ Acceptance which is outstanding shall be cancelled and the request for a Drawdown or Rollover by means of Bankers’ Acceptance shall be deemed to be a request for a Drawdown of, or Conversion to, a Prime Loan in the face amount of the requested Bankers’ Acceptance.
The Administrative Agent shall promptly notify the Borrower of the suspension of the Borrower’s right to request an Advance by means of Bankers’ Acceptances and of the termination of any such suspension.
(25)BA Equivalent Loans by Non BA Lenders. Whenever the Borrower requests an Advance under this Agreement by way of Bankers’ Acceptances, each Non BA Lender shall, in lieu of accepting a Bankers’ Acceptance, make a BA Equivalent Loan in an amount equal to the Non BA Lender’s Rateable Portion of the Advance.
(26)Terms Applicable to Discount Notes. As set out in the definition of Bankers’ Acceptances, that term includes Discount Notes and all terms of this Agreement applicable to Bankers’ Acceptances shall apply equally to Discount Notes evidencing BA Equivalent Loans with such changes as may in the context be necessary. For greater certainty:
(a)the term of a Discount Note shall be the same as the Contract Period for Bankers’ Acceptances accepted and purchased on the same Drawdown Date in respect of the same Advance;

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(b)an acceptance fee will be payable in respect of a Discount Note and shall be calculated at the same rate and in the same manner as the Acceptance Fee in respect of a Bankers’ Acceptance; and
(c)the CDOR Rate applicable to a Discount Note shall be the CDOR Rate applicable to Bankers’ Acceptances accepted by a Lender on the same Drawdown Date, Rollover Date or Conversion Date, as the case may be, in respect of the same Advance.
(27)Depository Bills and Notes Act. At the option of any Lender, Bankers’ Acceptances under this Agreement to be accepted by that Lender may be issued in the form of depository bills for deposit with CDS Clearing and Depository Services Inc. pursuant to the Depository Bills and Notes Act (Canada). All depository bills so issued shall be governed by the provisions of this Section 2.11.
Section 2.3Letters of Credit
(28)L/C Commitment.
(d)Subject to the terms and conditions of this Agreement and the applicable L/C Agreement, the Issuing Bank, on behalf of, and in reliance on the agreements of, the other Lenders, agrees to make Advances available under the Credit Facility by the issue of L/Cs in such form as may be approved from time to time by the Issuing Bank; provided that the Issuing Bank shall have no obligation to issue any L/C if, after giving effect to such issuance,
(i)the aggregate amount of the L/C Exposure outstanding at such time would exceed the L/C Sublimit, or
(ii)the aggregate amount of all outstanding Advances would exceed the Total Commitment.
(c)Each L/C shall be denominated in Canadian Dollars or US Dollars. Each L/C shall have a Contract Period not exceeding one year, except as otherwise provided for by the terms of such L/C. No Contract Period shall extend beyond the Maturity Date, unless the aggregate amount of the LC Exposure, plus accrued and unpaid interest thereon, is cash collateralized in a manner satisfactory to the Administrative Agent and the Issuing Bank.
(29)Other Documentation. The issue of an L/C is subject to the execution and delivery of an L/C Agreement. In the event of a conflict between the terms and conditions of the L/C Agreement and this Agreement, this Agreement shall prevail.
(30)Procedure for Issuance of Letters of Credit.
(e)The Borrower may borrow from time to time by way of L/C by requesting that the Issuing Bank issue an L/C by delivering to the Issuing Bank and the Administrative Agent a notice in accordance with the procedure set forth in Section 2.7 and delivering to the Issuing Bank at its Branch of Account (with a copy to the Administrative Agent) an L/C Agreement therefor. Upon receipt of any L/C Agreement, the Issuing Bank will process such L/C Agreement in accordance with its customary procedures and shall promptly (and, in any event, within 3 Business Days after receipt of the L/C Agreement therefor) issue the L/C requested thereby (but in no event shall the Issuing Bank be required to issue any L/C earlier than two Business Days after receipt of the L/C Agreement therefor) by issuing the original of such L/C to the Borrower or beneficiary

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thereof (as agreed by the Issuing Bank and the Borrower) or as otherwise may be agreed by the Issuing Bank and the Borrower. The Issuing Bank shall furnish a copy of such L/C (or, if applicable, the amendment effecting its extension or renewal or any other amendment) to the Borrower.
(f)An L/C may contain provisions providing for the automatic extension of the Contract Period on terms and conditions set forth in such L/C.
(g)The Borrower may request an amendment of any L/C by giving written notice specifying the details of such request to the Issuing Bank at its Branch of Account (with a copy to the Administrative Agent) at least three Business Days (or any shorter period acceptable to the Issuing Bank) before the then current expiry date of such L/C. Subject to the terms of the L/C Agreement therefor and the terms of this Agreement, the Issuing Bank shall, subject to any such amendment being acceptable to the Issuing Bank, amend such L/C and shall furnish a copy of such amended L/C to the Borrower, the Administrative Agent and the beneficiary thereof or as otherwise may be agreed by the Issuing Bank and the Borrower promptly following the amendment thereof.
(31)Fees, Commissions and Other Charges.
(a)A Fronting Fee will be payable by the Borrower to the Issuing Bank in advance at the time of issuance of each L/C pursuant to Section 3.6.
(b)The Borrower shall also pay to the Administrative Agent, for the rateable account of the Lenders, an L/C Fee with respect to each L/C pursuant to Section 3.5.
(c)The Administrative Agent shall, promptly following its receipt thereof, distribute to the Issuing Bank and the Lenders all fees and commissions received by the Administrative Agent for their respective accounts.
(32)L/C Participations.
(h)The Issuing Bank irrevocably agrees to grant and hereby grants to each Lender, and, to induce the Issuing Bank to issue Letters of Credit hereunder, each Lender irrevocably agrees to accept and purchase and hereby accepts and purchases from the Issuing Bank, on the terms and conditions hereinafter stated, for such Lender’s own account and risk, an undivided interest equal to such Lender’s Rateable Portion of the Issuing Bank’s obligations and rights under each L/C issued under this Agreement and the amount of each drawing paid by the Issuing Bank thereunder. Each Lender unconditionally and irrevocably agrees with the Issuing Bank that, if a drawing is paid under any L/C for which the Issuing Bank is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, such Lender shall pay to the Administrative Agent for the account of the Issuing Bank upon demand at the Issuing Bank’s Branch of Account an amount equal to such Lender’s Rateable Portion of the amount of such drawing, or any part thereof, which is not so reimbursed.
(i)If, at any time after the Issuing Bank has made payment under any L/C and has received from any Lender its Rateable Portion of such payment in accordance with Section 2.12(5)(a), the Issuing Bank receives any payment related to such L/C (whether from the Borrower or otherwise, including proceeds of collateral applied thereto by the Issuing Bank or the Administrative Agent), or any payment of interest on account thereof, the Issuing Bank will promptly distribute to the Administrative Agent for the account of such Lender its Rateable Portion thereof; provided, however, that if any such payment received by the Issuing

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Bank shall be required to be returned by the Issuing Bank, such Lender shall return to the Issuing Bank the portion thereof previously distributed by the Issuing Bank to it.
(33)Reimbursement Obligation of the Borrower.
(d)The Borrower shall reimburse the Issuing Bank (whether through Advances under the Credit Facility or otherwise) on each date on which a drawing is made under any L/C and paid by the Issuing Bank for the amount equal to the aggregate of (i) such drawing so paid and (ii) any charges or other costs or expenses which are incurred by the Issuing Bank in connection with such payment. Each such payment shall be made to the Issuing Bank at its Branch of Account in lawful money of the currency in which such L/C is denominated and in immediately available funds.
(e)If the Borrower fails to fully reimburse the Issuing Bank for the amount owing under Section 2.12(6)(a), then such amount shall be deemed to be an Advance by way of Prime Loan or USBR Loan, as applicable, for all purposes of this Agreement. For greater certainty, interest shall be payable on such Advance in accordance with Section 3.1 or Section 3.2, as applicable. Each Lender hereby agrees that, following receipt by it of notice of such drawing and the failure of the Borrower to reimburse the Issuing Bank, it will make the amount of its Rateable Portion of such Advance available to the Administrative Agent for the account of the Issuing Bank at the Administrative Agent’s Branch of Account in funds immediately available to the Administrative Agent before 11:00 a.m. on the first Business Day following the date of such notice (the “Reimbursement Date”). The Borrower hereby irrevocably directs the Issuing Bank to apply any amounts received by it pursuant to this Section 2.12(6)(b) to reimburse the Issuing Bank for amounts drawn under such L/C. If any Lender does not make available to the Administrative Agent its Rateable Portion of such Advance before 11:00 a.m. on the Reimbursement Date with respect thereto, such Lender will pay to the Issuing Bank on demand interest on the amount of its Rateable Portion of such Advance at the Prime Rate calculated for the number of days for which such amount is not paid. Each Lender shall be obligated to make available its Rateable Portion of the Advance contemplated by this Section 2.12(6)(b) regardless of whether the conditions precedent to Advances set forth in this Agreement are then satisfied.
(f)If it shall be illegal or unlawful for the Borrower to incur Advances as contemplated by Section 2.12(6)(b) above or if it shall be illegal or unlawful for any Lender to be deemed to have assumed a rateable share of the Reimbursement Obligations owed to the Issuing Bank, then (i) immediately and without further action whatsoever, each Lender shall be deemed to have irrevocably and unconditionally purchased from the Issuing Bank an undivided interest and participation equal to such Lender’s Rateable Portion of the L/C Exposure in respect of all L/Cs then outstanding and (ii) thereafter, immediately upon issuance of any L/C, each Lender shall be deemed to have irrevocably and unconditionally purchased from the Issuing Bank an undivided interest and participation in the amount of such Lender’s Rateable Portion of the L/C Exposure with respect to such L/Cs on the date of such issuance. Each Lender shall fund its participation in all payments or disbursements made under the L/Cs in the same manner as provided in this Agreement with respect to Advances.
(34)Obligations Absolute.

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(j)The obligations of the Borrower under this Section 2.12 shall be absolute and unconditional under any and all circumstances and irrespective of any set-off, compensation, counterclaim or defence to payment which the Borrower may have or have had against the Issuing Bank or any beneficiary of a L/C issued for the account of the Borrower. For greater certainty, notwithstanding that a L/C issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary of the Borrower or an entity controlled by the Borrower or any such Subsidiary, or states that a Subsidiary of the Borrower or an entity controlled by the Borrower or any such Subsidiary is the “account party,” “applicant,” “customer,” “instructing party” or the like of or for such L/C, and without derogating from any rights of the Issuing Bank (whether arising by contract, at law, in equity or otherwise) against such Subsidiary or entity controlled by the Borrower or any such Subsidiary in respect of such L/C, the Borrower shall (i) reimburse, indemnify and compensate the Issuing Bank for such L/C (including to reimburse any and all drawings thereunder) as if such L/C had been issued solely for the account of the Borrower and (ii) irrevocably waives any and all defences that might otherwise be available to it as a guarantor or a surety of any or all of the obligations of such Subsidiary or entity controlled by the Borrower or any such Subsidiary in respect of such L/C. The Borrower hereby acknowledges that the issuance of such L/C for its Subsidiaries or entities controlled by the Borrower or any of such Subsidiaries inures to the benefit of the Borrower, and that the Borrower’s business derives substantial benefits from the business of such Subsidiaries or entities controlled by the Borrower or any of such Subsidiaries.
(k)The Borrower agrees with the Issuing Bank that the Issuing Bank shall not be responsible for, and the Borrower’s obligations under Section 2.12 shall not be affected by, among other things, (i) the validity or genuineness of documents even though such documents shall in fact prove to be invalid, fraudulent or forged, or (ii) any dispute between or among the Borrower and any beneficiary of any L/C or any other party to which such L/C may be transferred or (iii) any claims whatsoever of the Borrower against any beneficiary of such L/C or any such transferee, except that the Borrower reserves its right to subsequently assert claims against the Issuing Bank in case of the gross negligence or wilful misconduct of the Issuing Bank.
(l)The Issuing Bank shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any L/C, except for errors or omissions caused by the Issuing Bank’s gross negligence or wilful misconduct.
(m)The Borrower agrees that any action taken or omitted by the Issuing Bank under or in connection with any L/C issued for the account of the Borrower or the related drafts or documents, if done in good faith in the absence of gross negligence or wilful misconduct and in accordance with the standards of care specified in this Section 2.12 and, as applicable, in the Uniform Customs and Practice for Documentary Credits, the International Standby Practices ISP 98 or the Uniform Rules for Demand Guarantees URDG 758, in each case as published from time to time by the International Chamber of Commerce, shall be binding on the Borrower and shall not result in any liability of the Issuing Bank to the Borrower.
(35)Drawings under Letters of Credit. If any draft shall be presented for payment under any L/C, the Issuing Bank shall promptly notify the Borrower of the date and amount thereof. The responsibility of the Issuing Bank to the Borrower in connection with any draft presented for payment under any L/C shall, in addition to any payment obligation expressly provided for in

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such L/C, be limited to determining that the documents (including each draft) delivered under such L/C in connection with such presentment are in compliance with such L/C.
(36)Retirement. An L/C may only be retired on its expiry date which must be a Business Day unless and to the extent it has been honoured or unless the written consent of the beneficiary of the instrument has been obtained and the original instrument has been returned to the Issuing Bank.
(37)Issuing Bank’s Records. The Issuing Bank shall maintain records showing the undrawn and unexpired amount of each L/C outstanding hereunder, and showing for each L/C (a) the Issuance Date and expiration date thereof, (b) the amount thereof, (c) the date and amount of all payments made thereunder, and (d) each Lender’s Rateable Portion of the amount of each L/C. The Issuing Bank shall make copies of such records available to the Administrative Agent and to the Borrower upon its request.
(38)Indemnity. Each Lender agrees to indemnify the Issuing Bank (to the extent not reimbursed by the Borrower), rateably according to its Rateable Portion, from and against any and all losses and claims of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Issuing Bank in any way relating to or arising out of any issuance of any L/C hereunder, or any L/C Disbursement made in respect of any such L/C; provided, that no Lender shall be liable for any portion of such losses and claims resulting from the Issuing Bank’s gross negligence or wilful misconduct.
Section 2.4Conversions. Do not delete. This will not print. Schedule anchor.
Subject to this Agreement, the Borrower may, during the term of this Agreement, effective on any Business Day, convert, in whole or in part, an outstanding Advance into another type of Advance permitted upon giving written notice to the Administrative Agent in substantially the form attached hereto as Schedule 2.13, the notice period being that which is required by Section 2.7(1) for the type of Advance into which the outstanding Advance is to be converted. Conversions under this Section 2.13 may only be made provided that:
(a)each conversion of an Advance shall be for minimum aggregate amounts and whole multiples in excess thereof as are specified in respect of that type of Advance in this Article 2;
(b)an Advance by way of Bankers’ Acceptance may be converted only on the last day of the relevant Contract Period; if less than all Advances by way of Bankers’ Acceptances are converted, after the conversion not less than Cdn$[DELETION] [Amount deleted for confidentiality reasons] shall remain as Advances by way of Bankers’ Acceptance;
(c)an Advance by way of SOFR Loan in US$ may be converted only on the last day of the relevant Contract Period; if less than all Advances by way of SOFR Loan in US$ are converted, after the conversion not less than US$[DELETION] [Amount deleted for confidentiality reasons] shall remain as an Advance by way of a SOFR Loan in US$;
(d)notwithstanding any other term in this Agreement, no Advance denominated in any currency may be converted into an Advance denominated in any other currency;
(e)a conversion into an Advance by way of SOFR Loan shall require 3 Business Days’ notice and shall only be made to the extent that the conditions outlined in Section 3.17 shall not exist on the relevant Conversion Date;

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(f)a conversion into an Advance by way of Bankers’ Acceptance shall require 2 Business Days’ notice and shall only be made to the extent that the conditions outlined in Section 2.11(10) shall not exist on the relevant Conversion Date; and
(g)no Default or Event of Default shall have occurred and be continuing on the relevant Conversion Date or after giving effect to the conversion of the Advance to be made on the Conversion Date.
Notwithstanding the foregoing provisions of this Section 2.13, and subject to Section 10.2, if a Default or Event of Default has occurred and is continuing on the last day of a Contract Period, as regards a Bankers’ Acceptance or SOFR Loan, the Borrower shall be deemed to have given notice to convert the Advance (a) in the case of a Bankers’ Acceptance, into a Prime Loan in an amount equal to the face amount of the Bankers’ Acceptance on the last day of the Contract Period, and (b) in the case of a SOFR Loan into a USBR Loan on the last day of the Contract Period.
Section 2.7Conversion and Rollover Not Repayment
No Conversion or Rollover shall constitute a repayment of any Advance or a new Advance.
Section 2.8Determination Final
With respect to all matters referred to in this Article 2, the determination by the Administrative Agent shall be final, conclusive and binding on the Borrower and the Lenders, absent manifest error.
Section 2.9Reliance on Oral Instructions
The Administrative Agent and any Lender shall be entitled to act upon the oral instructions of any Person who the Administrative Agent or the Lender, acting reasonably, believes is a Person authorized by the Borrower to act on the Borrower’s behalf. Neither the Administrative Agent or the Lender shall be responsible for any error or omission in those instructions or in the performance thereof except in the case of gross negligence or wilful misconduct by the Administrative Agent, the Lender or their respective employees. Any instructions so given shall be confirmed in writing by the Borrower to the Administrative Agent or the Lender, as applicable, on the same day. The Borrower shall indemnify the Administrative Agent and each Lender for any loss or expense suffered or incurred by the Administrative Agent or the Lender as a consequence of the Administrative Agent or the Lender acting upon instructions given or agreements made over the telephone or by electronic transmission of any type with Persons reasonably believed by the Administrative Agent or the Lender to have been acting on the Borrower’s behalf.
Section 2.10Deposit of Proceeds of Advances and Discount Proceeds
The Administrative Agent shall credit to the Borrower’s Account on the applicable Drawdown Date (a) the proceeds of each Prime Loan, USBR Loan and SOFR Loan made, and (b) the Discount Proceeds less the applicable Acceptance Fee with respect to each Bankers’ Acceptance purchased and each BA Equivalent Loan advanced by a Lender on that Drawdown Date.
Section 2.11Evidence of Obligations
The Administrative Agent shall open and maintain at the Administrative Agent’s Branch of Account accounts and records evidencing the Obligations of the Borrower to each Lender with respect to Advances made available by that Lender. The Administrative Agent shall record in

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those accounts by appropriate entries all amounts on account of those Obligations and all payments on account thereof. Those accounts and records will constitute, in the absence of manifest error, prima facie evidence of those Obligations of the Borrower from time to time, the date each Advance was made and the amounts that the Borrower has paid from time to time on account of those Obligations.
Section 2.12Existing Advances
This Agreement amends and restates the Existing Credit Agreement. Nothing in this Agreement shall be construed as a substitution or novation of the Prime Loans, USBR Loans, SOFR Loans and Bankers’ Acceptance outstanding under the Existing Credit Agreement, which shall remain outstanding under this Agreement after the Closing Date as modified hereby. For greater certainty, notwithstanding any other provision of this Agreement, and without limitation, all “Advances” outstanding under the Existing Credit Agreement as at the Closing Date are and shall be “Advances” under this Agreement, all “Obligations” outstanding under the Existing Credit Agreement as at the Closing Date shall constitute and form part of the Obligations under this Agreement, and shall be secured by the Security Documents.
Section 2.13Commitment Adjustments
In order to give effect to the amendment in the Commitments provided for herein, the principal amount of outstanding Advances shall be adjusted by the Administrative Agent in accordance with its normal practices as follows:
(h)on the Closing Date, that portion of the principal amount of outstanding Advances owing to each Lender shall be adjusted to ensure each Lender is owed its amended Rateable Portion of the principal amount of outstanding Advances and, after the Closing Date, all Advances shall be made on the basis of the amended Rateable Portion of each Lender; provided that until the occurrence of the maturity date of any existing SOFR Loans which are outstanding on the Closing Date, no such adjustment in the principal amount of outstanding Advances shall be made to any Lender’s share of such existing SOFR Loans;
(i)for certainty, if and to the extent such existing SOFR Loans are subject to a Rollover or Conversion on or after the Closing Date, all Lenders shall fund their amended Rateable Portions of such Rollover or Conversion;
(j)while such existing SOFR Loans are outstanding, no Lender shall participate in any other Advances under the Credit Facility to the extent that such participation would result in such Lender exceeding its Commitment;
(k)if and for so long as each Lender’s actual percentage share of the principal amount of outstanding Advances does not equal its amended Rateable Portion as a result of the foregoing provisions, the applicable provisions of this Agreement relating to determination and payment of amounts owing to the Lenders on a pro rata basis shall be adjusted accordingly; and
(l)each of the Lenders agrees and hereby authorizes the Administrative Agent, on its behalf, to take such steps and actions and to execute all such documents and instruments as the Administrative Agent deems necessary to give effect to Sections 2.20(a) to (d) hereof.

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Article 3 – INTEREST, FEES AND EXPENSES
Section 3.1Interest on Prime Loans
(39)Rate. The Borrower shall pay to the Administrative Agent on behalf of the Lenders interest on Prime Loans at the Administrative Agent’s Account for Payments at a rate per annum equal to the Prime Rate plus the Applicable Margin.
(40)Change in Rate. Each change in the fluctuating interest rate applicable to each Prime Loan will take place simultaneously with the corresponding change in the Prime Rate without the necessity for any notice to the Borrower.
(41)Calculation. Interest on Prime Loans shall be payable monthly in arrears on each Interest Payment Date and on the Maturity Date for the period from and including, as the case may be, the Drawdown Date, the Conversion Date or the immediately preceding Interest Payment Date to, but excluding, the first-mentioned Interest Payment Date or the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of the Prime Loans remaining unpaid on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.
Section 3.1Interest on USBR Loans
(42)Rate. The Borrower shall pay to the Administrative Agent on behalf of the Lenders interest on USBR Loans at the Administrative Agent’s Account for Payments at a rate per annum equal to the US Base Rate plus the Applicable Margin.
(43)Change in Rate. Each change in the fluctuating interest rate applicable to each USBR Loan will take place simultaneously with the corresponding change in the US Base Rate without the necessity for any notice to the Borrower.
(44)Calculation. Interest on USBR Loans shall be payable monthly in arrears on each Interest Payment Date and on the Maturity Date for the period from and including, as the case may be, the Drawdown Date, the Conversion Date, or the immediately preceding Interest Payment Date to, but excluding, the first-mentioned Interest Payment Date or the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of the USBR Loans remaining unpaid on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.
Section 3.2Interest on SOFR Loans
(45)Rate. The Borrower shall pay to the Administrative Agent on behalf of the Lenders interest on SOFR Loans at the Administrative Agent’s Account for Payment at a rate per annum equal to Adjusted Term SOFR for the applicable Contract Period plus the Applicable Margin.
(46)Calculation. Interest on a SOFR Loan shall be payable on each SOFR Interest Payment Date applicable to the SOFR Loan, for the period commencing from and including the first day of the Contract Period or the immediately preceding SOFR Interest Payment Date, as the case may be, applicable to the SOFR Loan, to, but excluding, the SOFR Interest Payment Date, and shall be calculated on a daily basis on the principal amount of SOFR Loans remaining unpaid on the basis of the actual number of days elapsed in a year of 360 days.
(47)Determination by Administrative Agent. Each determination by the Administrative Agent of the rate of interest applicable to a SOFR Loan shall, in the absence of manifest error, be final, conclusive and binding upon the Borrower and the Lenders. Upon determination of the rate of interest applicable on the Interest Determination Date, the Administrative Agent shall notify the Borrower and each Lender of that rate.

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Section 3.1Fees on Bankers’ Acceptances
Upon acceptance of a Bankers’ Acceptance by a Lender, the Borrower shall pay to the Administrative Agent on behalf of the Lender a fee (the “Acceptance Fee”) calculated in advance on the face amount of the Bankers’ Acceptance at a rate per annum equal to the Applicable Margin on the basis of the number of days in the Contract Period including the last day in the Contract Period for the Bankers’ Acceptance and a year of 365 days.
Section 3.2Letter of Credit Fees
The Borrower shall pay the Administrative Agent, on behalf of the Lenders, a letter of credit fee (the “L/C Fee”) at a rate per annum equal to the Applicable Margin calculated on the maximum amount payable under the Letter of Credit. The L/C Fee shall be calculated on the basis of the number of days in the Contract Period of the Letter of Credit and a year of 365 days and shall be payable on the last Business Day following the end of each fiscal quarter of the Borrower and on the Maturity Date for the period from and including the Issuance Date or the immediately preceding fiscal quarter of the Borrower, whichever is later, with respect to such Letter of Credit, but excluding the earliest of the next fiscal quarter of the Borrower, the end of the Contract Period for such Letter of Credit and the Maturity Date. In addition to the foregoing fees, the Borrower shall pay or reimburse the Administrative Agent and each Lender for such normal and customary costs and reasonable expenses as are incurred or charged by the Administrative Agent and such Lender in issuing, effecting payment under, amending or otherwise administering any Letter of Credit.
Section 3.3Fronting Fee
The Borrower shall pay to the Issuing Bank, for its sole account, a fronting fee (the “Fronting Fee”) at a rate per annum equal to 25 basis points calculated on the maximum principal amount of the Letter of Credit and on the basis of the number of days in the Contract Period of the Letter of Credit and a year of 365 days (or as determined on such other terms as may be agreed to from time to time by the Borrower and the Issuing Bank). The Fronting Fee shall be payable on the last Business Day following the end of each fiscal quarter of the Borrower and on the Maturity Date for the period from and including the Issuance Date or the immediately preceding fiscal quarter of the Borrower, whichever is later, with respect to such Letter of Credit, but excluding the earliest of the next fiscal quarter of the Borrower, the end of the Contract Period for such Letter of Credit and the Maturity Date.
Section 3.4Pricing Matrix
(48)For the purposes of this Article 3, the Applicable Margin (each expressed in basis points) with respect to Prime Loans, USBR Loans, SOFR Loans, Acceptance Fees and Standby Fees shall be selected from the following matrix as set forth in the applicable column thereof, based upon the Utilization Percentage then in effect.

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PRICING GRID
Applicable Margin (in basis points)
Level	Utilization Percentage	Prime Loans/ USBR Loans	Acceptance Fees/SOFR Loans/LC Fee	Standby Fee
I	[DELETION]	[DELETION]	[DELETION]	[DELETION]
II	[DELETION]	[DELETION]	[DELETION]	[DELETION]
III	[DELETION]	[DELETION]	[DELETION]	[DELETION]
IV	[DELETION]	[DELETION]	[DELETION]	[DELETION]

[Pricing and ratios have been deleted for confidentiality reasons]
(49)The rates provided for in the above matrix shall be effective as of the Closing Date. The Utilization Percentage shall be calculated on a daily basis. Each change to the Applicable Margin shall apply during the period commencing on, and including, the effective date of the change in the Utilization Percentage resulting in the change to the Applicable Margin and ending on, and including, the date immediately preceding the effective date of the next such change in the Applicable Margin. For greater certainty, any change in the Applicable Margin will only apply to Advances by way of SOFR Loans or Bankers’ Acceptances, including Conversions thereto and Rollovers thereof, made after the effective date of the change.
Section 3.3Standby Fee
(50)On the first day of each fiscal quarter during the term of the Credit Facility and on the Maturity Date (each a “Standby Fee Payment Date”), the Borrower shall pay in arrears to the Administrative Agent at the Administrative Agent’s Branch of Account, for the account of the Lenders, a non-refundable standby fee in US Dollars (the “Standby Fee”) calculated on the amount of the uncancelled and unutilized portion of the Total Commitment under the Credit Facility for the immediately preceding fiscal quarter at a rate per annum equal to the Applicable Margin.
(51)The Standby Fee shall be payable for the period from and including the Closing Date or the last Standby Fee Payment Date, as the case may be, to but excluding the next Standby Fee Payment Date and shall be calculated on a daily basis on the uncancelled and unutilized portion of the Total Commitment of the Lenders in effect from time to time on the basis of the actual number of days elapsed and a year of 365 days or 366 days, as the case may be. Each Lender shall be entitled to its Rateable Portion of each Standby Fee.
Section 3.2Interest on Overdue Amounts
The Borrower shall pay to the Administrative Agent on behalf of the Lenders interest on overdue amounts both before and after demand, default and judgment at a rate per annum equal to (a) in the case of overdue amounts in US Dollars, the aggregate of the US Base Rate, the Applicable Margin for USBR Loans and [DELETION]% per annum, and (b) in the case of overdue amounts in Canadian Dollars, the aggregate of the Prime Rate, the Applicable Margin

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for Prime Loans and [DELETION]%[Percentages have been deleted for confidentiality reasons.] per annum, in each case calculated on a daily basis on the actual number of days elapsed in a 365 or 366 day year, as applicable, computed from the date the amount becomes due for so long as the amount remains overdue. Such interest shall be payable upon written demand made by the Administrative Agent and shall be compounded on each Interest Payment Date.
Section 3.3Interest Act
For purposes of the Interest Act (Canada), where in this Agreement a rate of interest is to be calculated on the basis of a year of 360, 365 or 366 days, the yearly rate of interest to which the rate is equivalent is the rate multiplied by the number of days in the year for which the calculation is made and divided by 360, 365 or 366, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.
Section 3.4Limit on Rate of Interest
(52)Adjustment. If any provision of this Agreement or any of the other Documents would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of interest at a criminal rate (as construed under the Criminal Code (Canada)), then notwithstanding that provision, that amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or result in a receipt by that Lender of interest at a criminal rate, the adjustment to be effected, to the extent necessary, as follows:
(a)firstly, by reducing the amount or rate of interest required to be paid to the affected Lender under this Section 3.11; and
(b)thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).
(53)Reimbursement. Notwithstanding Section 3.11(1), and after giving effect to all adjustments contemplated thereby, if any Lender shall have received an amount in excess of the maximum permitted by the Criminal Code (Canada), then the Borrower shall be entitled, by notice in writing to the affected Lender, to obtain reimbursement from that Lender in an amount equal to the excess, and pending reimbursement, the amount of the excess shall be deemed to be an amount payable by that Lender to the Borrower.
(54)Actuarial Principles. Any amount or rate of interest referred to in this Section 3.11 shall be determined in accordance with generally accepted actuarial practices and principles as an effective annual rate of interest over the term that any Advance remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of interest (as defined in the Criminal Code (Canada)) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Maturity Date and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of that determination.
Section 3.4Change in Circumstances
(55)Reduction in Rate of Return. If at any time any Lender determines, acting reasonably, that any change in any Applicable Law or any interpretation thereof after the date of this Agreement, or compliance by the Lender with any direction, requirement, guidelines or policies or request from any regulatory authority given after the date of this Agreement, whether or not

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having the force of law, has or would have, as a consequence of a Lender’s obligation under this Agreement, and taking into consideration the Lender’s policies with respect to capital adequacy, the effect of reducing the rate of return on the Lender’s capital to a level below that which the Lender would have achieved but for the change or compliance, then from time to time, upon demand of the Lender, the Borrower shall pay the Lender such additional amounts as will compensate the Lender for the reduction.
(56)Taxes, Reserves, Capital Adequacy, etc. If, after the date of this Agreement, the introduction of any Applicable Law or any change or introduction of a change in any Applicable Law (whether or not having the force of law) or in the interpretation or application thereof by any court or by any Governmental Authority, central bank or other authority or entity charged with the administration thereof, or any change in the compliance of any Lender therewith now or hereafter or the designation of the Borrower as a public sector entity in competition for the purposes of the capital adequacy guidelines applicable to Canadian chartered banks:
(c)subjects any Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Tax, or changes the basis of taxation, or increases any existing Tax, on payments of principal, interest, fees or other amounts payable by the Borrower to the Lender under or by virtue of this Agreement (except for Excluded Taxes);
(d)imposes, modifies or deems applicable any reserve, special deposit, deposit insurance or similar requirement against assets held by, or deposits in or for the account of, or loans by or any other acquisition of funds by, an office of any Lender in respect of any Advance or any other condition with respect to this Agreement;
(e)imposes on a Lender or requires to be maintained by a Lender any additional capital in respect of the Credit Facility; or
(f)imposes any Tax on reserves or deemed reserves with respect to the undrawn portion of the Commitment of any Lender;
and the result of any of the foregoing, in the sole determination of the Lender acting reasonably, shall be to increase the cost to, or reduce the amount received or receivable by the Lender or its effective rate of return in respect of making, maintaining or funding an Advance hereunder, upon becoming aware of such event, the Lender shall, acting reasonably, determine that amount of money which shall compensate the Lender for the increase in cost or reduction in income.
(57)Deemed Change in Law. Notwithstanding anything herein to the contrary, for the purposes of Section 3.12(1) and Section 3.12(2), (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith, and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Bank Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a change in Applicable Law, regardless of the date enacted, adopted or issued.
(58)Payment of Additional Compensation. Upon a Lender having determined that it is entitled to compensation in accordance with the provisions of this Section 3.12 (“Additional Compensation”), the Lender shall promptly so notify the Borrower and the Administrative Agent and shall provide to the Borrower and the Administrative Agent a photocopy of the relevant Applicable Law or request, as applicable, and a certificate of an officer of the Lender setting forth the Additional Compensation and the basis of calculation thereof, which shall be conclusive evidence of the Additional Compensation in the absence of manifest error. The Borrower shall pay to the Lender within 30 Business Days of the giving of notice the Additional

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Compensation for the account of the Lender accruing from the date of the notification. The Lender shall be entitled to be paid Additional Compensation from time to time to the extent that the provisions of this Section 3.12 are then applicable notwithstanding that the Lender has previously been paid Additional Compensation (but without duplication).
(59)Commercially Reasonable. If it is commercially reasonable in the opinion of a Lender receiving Additional Compensation under this Section 3.12, the Lender shall make reasonable efforts to limit the incidence of that Additional Compensation, including seeking recovery for the account of the Borrower following the Borrower’s request and at the Borrower’s expense, if the Lender, in its sole determination, would suffer no material economic, legal, regulatory or other disadvantage as a result.
Section 3.5Payment of Portion
Notwithstanding any other term or condition of this Agreement, if a Lender gives the notice provided for in Section 3.12 with respect to any Advance (an “Affected Borrowing”), the Borrower may, at its option, upon 30 Business Days notice to that Lender (which notice shall be irrevocable), repay to the Lender in full the Affected Borrowing outstanding together with accrued and unpaid interest on the principal amount so repaid up to the date of repayment, together with such Additional Compensation as may be applicable to the date of payment.
Section 3.6Illegality
If any Applicable Law, or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof, or compliance by any Lender with any request or direction (whether or not having the force of law) of any Governmental Authority, central bank or comparable agency or other entity, now or hereafter makes it unlawful or impossible for the Lender to make, fund or maintain an Advance or to perform its obligations under or by virtue of this Agreement, the Lender may, by written notice thereof to the Borrower and the Administrative Agent, terminate its obligations to make further Advances under this Agreement, and the Borrower, if required by the Lender, shall repay forthwith (or at the end of such longer period as the Lender in its discretion has agreed) the principal amount of the Advance together with accrued interest without penalty or bonus (and in the case of (i) Bankers’ Acceptances, the face amount thereof and (ii) in the case of Letters of Credit, the maximum amount payable under any outstanding Letters of Credit) and such Additional Compensation as may be applicable to the date of payment and all other outstanding Obligations to the Lender. If any change shall only affect a portion of any Lender’s obligations under this Agreement which is, in the opinion of the Lender, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Lender or the Borrower under this Agreement, the Lender shall only declare its obligations under that portion so terminated.
Section 3.7Indemnity
(60)General. The Borrower shall indemnify the Administrative Agent, the Issuing Bank and each Lender and their respective directors, officers, employees, attorneys and agents (each, an “Indemnified Person”) against all suits, actions, proceedings, claims, losses (other than loss of profits), expenses (including reasonable fees, charges and disbursements of counsel), damages and liabilities, including, without limitation, liabilities arising under Environmental Laws (each, a “Claim”) that any Indemnified Person may sustain or incur as a consequence of (a) any default by the Borrower under this Agreement or any other Document, or (b) any material misrepresentation by the Borrower contained in any writing delivered to the Administrative Agent or any Lender in connection with this Agreement, or (c) the Administrative Agent or any Lender entering into this Agreement, or (d) the use of proceeds of the Credit Facility by the

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Borrower, or (e) the operations of the Borrower, except that no Indemnified Person will be indemnified for any Claim resulting from its own gross negligence, fraud or wilful misconduct.
(61)SOFR Loans. For greater certainty, if the Borrower repays, prepays or cancels a SOFR Loan on a day other than a SOFR Interest Payment Date falling on the last day of a Contract Period applicable to the SOFR Loan, the Borrower shall indemnify the applicable Lender for any loss or expense suffered or incurred by the Lender as a consequence thereof, including, without limitation, any loss of profit or expenses which the Lender incurs by reason of the early liquidation or re-deployment of deposits or other funds acquired by the Lender to effect or maintain the SOFR Loan or any additional interest or other charges payable to lenders of funds borrowed by the Lender in order to effect or maintain the SOFR Loan together with any other additional charges, costs or expenses incurred by the Lender relative thereto.
(62)Certificate. A certificate of the Administrative Agent or the affected Lender, as the case may be, setting out the basis for the determination of the amount necessary to indemnify the applicable Indemnified Person pursuant to this Section 3.15 shall be prima facie evidence, absent manifest error, of the correctness of that determination.
(63)Survival. It is the intention of the Borrower, the Administrative Agent and each Lender that Section 2.16 and this Section 3.15 shall supersede any other provisions in this Agreement which in any way limit the liability of the Borrower to the extent inconsistent therewith. The obligations of the Borrower under these Sections are absolute and unconditional and shall not be affected by any act, omission or circumstance whatsoever, whether or not occasioned by the fault of the Indemnified Persons, except in respect of gross negligence, fraud or wilful misconduct by it. The obligations of the Borrower under Section 2.16 and this Section 3.15 shall survive the repayment of the other Obligations and the termination of the Credit Facility.
Section 3.5CDOR Rate Discontinuation
(64)Notwithstanding anything to the contrary in this Agreement or any other Document, if the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Borrower or the Majority Lenders notify the Administrative Agent that the Borrower or the Majority Lenders (as applicable) have determined that:
(g)adequate and reasonable means do not exist for ascertaining the CDOR Rate for any Contract Period, including because the Refinitiv Canadian Dollar Offered Rate (CDOR) Page is not available or published on a current basis for the applicable period and such circumstances are unlikely to be temporary;
(h)the administrator of the CDOR Rate or a Governmental Authority having jurisdiction has made a public statement identifying a specific date after which the CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;
(i)a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “CDOR Scheduled Unavailability Date”); or
(j)syndicated loans currently being executed, or that include language similar to that contained in this Section 3.16, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate, then reasonably promptly after such determination by the Administrative Agent or receipt by the Administrative Agent of such notice, as applicable, the Administrative Agent and the Borrower

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may mutually agree upon a successor rate to the CDOR Rate, and the Administrative Agent and the Borrower may amend this Agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein ), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after the Administrative Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Majority Lenders have delivered to the Administrative Agent written notice that such Majority Lenders do not accept such amendment.
(65)If no CDOR Successor Rate has been determined and the circumstances under Section 3.16(1)(a) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and BA Equivalent Loans, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or applicable periods). Upon receipt of such notice, the Borrower may revoke any pending request for an Advance of, conversion to or rollover of Bankers’ Acceptances or BA Equivalent Loans, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or applicable periods) or, failing that, will be deemed to have converted such request into a request for an Advance of Prime Loans (subject to the foregoing clause (b)) in the amount specified therein.
(66)Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, the CDOR Rate shall not be included or referenced in the definition of Prime Rate.
Section 3.5Benchmark Replacement Setting
(67)Benchmark Replacement.
(k)Notwithstanding anything to the contrary herein or in any other Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Document in respect of any Benchmark setting at or after 5:00 p.m. (New York time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.
(68)Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding

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anything to the contrary herein or in any other Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.
(69)Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement, and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will promptly notify the Borrower and the Lenders of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 3.17(4) below. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.17, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Document, except, in each case, as expressly required pursuant to this Section 3.17.
(70)Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks (the “IOSCO Principles”), then the Administrative Agent may modify the definition of “Contract Period” (or any similar or analogous definition or provision) for any Benchmark settings at or after such time to remove such unavailable, non-representative, non-compliant or non-aligned tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative or in compliance with or aligned with the IOSCO Principles for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Contract Period” (or any similar or analogous definition or provision) for all Benchmark settings at or after such time to reinstate such previously removed tenor.
(71)Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Loan, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to USBR Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of the US Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the US Base Rate.
Article 4 – REDUCTION AND REPAYMENT
Section 4.1Term and Maturity
The term of the Credit Facility shall commence on the Closing Date and end on the Maturity Date.

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Section 4.2Repayment of Credit Facility
All Advances and other amounts at any time outstanding under the Credit Facility, including principal, interest and fees, shall be paid, all outstanding Bankers’ Acceptances and Letters of Credit shall be cash collateralized in a manner satisfactory to the Administrative Agent and the Credit Facility shall be cancelled, on the Maturity Date.
Section 4.3Mandatory Prepayments
The Borrower shall be required to prepay the Credit Facility in an amount equal to:
(a)100% of the Net Cash Proceeds from the sale of any assets owned by the Borrower or any Guarantor unless the proceeds from such sale are committed for use to reinvest in other assets of the Borrower within one-hundred and eighty (180) days after receipt of such proceeds;
(b)100% of the Net Cash Proceeds of any public offering or private placement of any shares, options, warrants, general or limited partnership interests, membership interests or other equivalents (no matter how designated) of or in the Borrower or any Guarantor (other than to the Borrower or a Guarantor), whether voting, non-voting, participating or non-participating (including, without limitation, common shares, preferred shares and any other equity security), excluding the proceeds from any amounts raised in the future to fund, directly or indirectly, the Acquisition of assets in respect of any of the Core Business Verticals;
(c)100% of the Net Cash Proceeds of the issuance by the Borrower or any of the Guarantors of secured or unsecured Debt permitted under Section 9.2(3) of this Agreement, excluding (a) the proceeds from any amounts raised in the future to fund, directly or indirectly, the Acquisition of assets in respect of any of the Core Business Verticals, and (b) Debt among any of the Borrower and Guarantors; and
(d)100% of the Net Cash Proceeds of any casualty, loss, insurance (other than life insurance) or condemnation proceeds received by the Borrower or any Guarantor, unless prior to such receipt such proceeds have been expended, or have been committed for the repair or replacement of the damaged, destroyed or condemned, or for reinvestment in, property or assets within one hundred and eighty (180) days after receipt of such proceeds, or are required to be applied in some other manner pursuant to pre-existing obligations or restrictions;
provided that, in the case of any proceeds not applied to the prepayment of the Credit Facility pursuant to Section 4.3(a) and (d), the Borrower has delivered to the Administrative Agent a Certificate of the Borrower to the effect that (i) it has expended, or has committed to expend such proceeds within one hundred and eighty (180) days after receipt of such proceeds, to repair or replace the damaged, destroyed or condemned property or assets to be used in the business of the Borrower and its Subsidiaries, or such proceeds are required to be applied in some other manner pursuant to pre-existing obligations or restrictions, and (ii) no Default or Event of Default has occurred and is continuing. To the extent any proceeds have not been applied in accordance with the terms hereof within the applicable prescribed timeframe, a mandatory prepayment shall be required in an amount equal to such proceeds that have not been so applied.
Section 4.4Repayment of Excess
(72)If, at any time, for any reason whatsoever, the US Dollar Amount of the principal amount of all outstanding Advances under the Credit Facility shall exceed the Total Commitment (the

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amount of any such excess being herein an “Excess”) then, upon written notice from the Administrative Agent, the Borrower shall, at the option of the Borrower:
(l)forthwith repay Advances and/or fund any Lender’s obligations with respect to outstanding Bankers’ Acceptances under the Credit Facility in an amount equal to or greater than the Excess; or
(m)provide cash collateral or such other security as the Administrative Agent may require in an amount equal to or greater than the Excess, which collateral shall remain in the Administrative Agent’s possession until an Excess shall no longer exist whereupon the collateral shall be released by the Administrative Agent to the Borrower.
(73)Notwithstanding any other provision of this Agreement, including any provision contemplating a Rollover or Conversion, whenever an Excess occurs and is continuing, (a) upon the last day of the Contract Period in respect of a Bankers’ Acceptance, the Borrower shall repay such Bankers’ Acceptance, or (b) upon the last day of the Contract Period in respect of a SOFR Loan, the Borrower shall repay such SOFR Loan, and any repayments under clauses (a) and (b) shall be applied in reduction of the Excess at the time of repayment until it is reduced to zero.
Section 4.1Voluntary Prepayment
(74)From time to time prior to the Maturity Date, the Borrower may permanently prepay, without premium or penalty, in whole or in part, any Prime Loans or USBR Loans under the Credit Facility, at the Borrower’s election, provided that all accrued interest with respect to the amount to be repaid shall have been paid. The Borrower shall give to the Administrative Agent 2 Business Days prior written notice substantially in the form attached hereto as Schedule 4.5(1) indicating its desire to make any permanent prepayment. Each such repayment shall be in the minimum aggregate amounts of US$[DELETION]or Cdn$[DELETION], respectively, and in multiples of US$[DELETION]or Cdn$[DELETION]in excess thereof. No amount permanently prepaid pursuant to this Section 4.5(1) may be reborrowed under this Agreement and the Total Commitment shall be permanently reduced by the amount of such prepayment. [The amounts of the voluntary prepayment have been deleted for confidentiality reasons.]
(75)Notwithstanding the foregoing, (a) outstanding SOFR Loans prepaid at any time other than at maturity thereof shall be subject to reimbursement of the break-funding costs of the Lenders pursuant to Section 3.15(2), and (b) outstanding Bankers’ Acceptances may only be paid on the last day of their Contract Period.
Section 4.5Cancellation Do not delete. This will not print. Schedule anchor.
The Borrower may at any time cancel undrawn amounts of the Credit Facility without premium or penalty, in minimum amounts of US$[DELETION]and in multiples of US$[DELETION], subject to giving the Lender five (5) Business Days prior written notice substantially in the form attached as Schedule 4.6; provided that, after giving effect to such cancellation, the Total Commitment shall not be less than US$[DELETION]unless cancelled in its entirety. Amounts cancelled will not be reinstated and the Commitments and Total Commitment will be correspondingly reduced. [Amounts have been deleted for confidentiality reasons.]
Article 5 – PAYMENTS AND TAXES
Section 5.1Payments Generally
All amounts owing in respect of any Advance under the Credit Facility, whether on account of principal, interest or fees or otherwise, shall be paid in the currency in which the

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Advance is outstanding. Each payment under this Agreement shall be made for value on the day the payment is due, provided that if that day is not a Business Day, the payment shall be due on the Business Day next following the day, unless, in the case of a SOFR related transaction, the Business Day next following the day is in the next following month, in which event the payment shall be made on the immediately preceding Business Day. All interest and other fees shall continue to accrue until payment has been received by the Administrative Agent. Each payment made hereunder shall be credited for same day value if received, at the Administrative Agent’s Account for Payments at or before 1:00 p.m. on the day the payment is due. Receipt by the Administrative Agent from the Borrower of funds under this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of those funds by the Lenders.
Section 5.2Taxes
(76)Payments. All payments to be made by or on behalf of the Borrower under or with respect to this Agreement are to be made free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Applicable Law. If the Borrower is required to deduct or withhold any Taxes from any amount payable to the Administrative Agent or any Lender (a) the amount payable shall be increased as may be necessary so that, after making all required deductions or withholdings (including deductions and withholdings applicable to, and taking into account all Taxes on, or arising by reason of the payment of, additional amounts under this Section 5.2), the Administrative Agent or the Lender, as the case may be, receives and retains an amount equal to the amount that it would have received had no such deductions or withholdings been required, (b) the Borrower shall make such deductions or withholdings, and (c) the Borrower shall remit the full amount deducted or withheld to the relevant taxing authority in accordance with Applicable Laws and provide evidence of payment to the Administrative Agent if requested. Notwithstanding the foregoing, the Borrower shall not be required to pay additional amounts in respect of Excluded Taxes.
(77)Indemnity. The Borrower shall, upon written request, indemnify the Administrative Agent and the Lenders for the full amount of any Taxes (other than Excluded Taxes) imposed by any jurisdiction on amounts payable by the Borrower under this Agreement and paid by the Administrative Agent or any Lender and any liability (including penalties, interest and reasonable expenses) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted, and any Taxes (other than Excluded Taxes) levied or imposed with respect to any indemnity payment made under this Section 5.2. The Borrower shall also indemnify the Administrative Agent and the Lenders for any Taxes (other than Excluded Taxes) that may arise as a consequence of the execution, sale, transfer, delivery or registration of, or otherwise with respect to this Agreement or any other Document. The indemnifications contained in this Section 5.2(2) shall be made within 30 days after the date the Administrative Agent makes written demand therefor.
(78)Tax Refunds. If the Administrative Agent or any Lender determines in its good faith that it has received and retained a refund of any Taxes as to which it has been indemnified by the Borrower or a Guarantor (including by payment of additional amounts under Section 5.2(1)), it shall pay to the Borrower or applicable Guarantor, an amount equal to such refund (but only to the extent of indemnity payments and payment of additional amounts made under this Section 5.2 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such Lender or the Administrative Agent and without interest (other than interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower or Guarantor, upon the request of the Lender or Administrative Agent, shall repay the amount paid over to the Borrower or Guarantor to the Lender or the Administrative Agent, as the case may be (plus any penalties, interest or other amounts imposed by the relevant Governmental Authority), if such Lender or Administrative Agent is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 5.2(3), in no event will the Administrative Agent or any Lender be required to pay

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an amount to the Borrower or a Guarantor pursuant to this Section 5.2(3) the payment of which would place the Administrative Agent or the Lender, as the case may be, in a less favourable net after-Tax position than the Administrative Agent or the Lender would have been in if the indemnification payments or additional amounts giving rise to the refund had never been paid. This Section 5.2(3) shall not be construed to require the Administrative Agent or any Lender to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower, a Guarantor or any other Person.
(79)Excluded Taxes. For the purpose of Section 3.12(2)(a) and this Section 5.2, “Excluded Taxes” means, in relation to the Administrative Agent, any Lender or the Issuing Bank, any Taxes imposed on the net income or capital or franchise of the Administrative Agent or the Lender by any Governmental Authority as a result of the Administrative Agent or the Lender (a) carrying on a trade or business or having a permanent establishment or lending office in any jurisdiction or any political subdivision thereof, (b) being organized under the laws of such jurisdiction or any political subdivision thereof, or (c) being or being deemed to be resident in such jurisdiction or any political subdivision thereof. “Excluded Taxes” shall also exclude any branch profits tax or any similar tax imposed by any jurisdiction in which the Lender is located.
(80)Status of Lenders. Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the ITA shall within 5 days thereof notify the Borrower and the Administrative Agent in writing.
(81)FATCA. If a payment made to a Lender under any Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the US Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by Applicable Law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the US Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.
(82)Survival. The Borrower’s, Lenders’ and Administrative Agent’s obligations under this Section 5.2 shall survive the termination of this Agreement and the payment of all amounts payable under or with respect to this Agreement.

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Section 5.3No Set-Off
All payments to be made by the Borrower shall be made without set-off or counterclaim and without any deduction of any kind.
Section 5.4Application of Payments Before Exercise of Rights
Subject to the provisions of this Agreement, all payments made by or on behalf of the Borrower on account of the Obligations before the exercise of any rights under Section 10.2 or otherwise, shall be paid to the Administrative Agent and distributed to the Lenders in accordance with their respective Rateable Portion (or, as the case may be, to or among the Administrative Agent, the Lender or the Lenders to whom those payments are owing) in each instance in the following order:
(a)firstly, in payment of any amounts due and payable as and by way of Agency Fees owing to the Administrative Agent for its services provided hereunder;
(b)secondly, a payment of any other amount due and payable as and by way of recoverable expenses hereunder;
(c)thirdly, in payment of any interest, fees, or default interest then due and payable on or in respect of the Advances;
(d)fourthly, in repayment of any principal amounts of the Advances due to the Lenders; and
(e)fifthly, in payment of any other amounts then due and payable by the Borrower hereunder or in connection herewith.
Section 5.1Application of Payments After Exercise of Rights
All payments made by or on behalf of the Borrower on account of the Obligations after the exercise of any rights arising under Section 10.2 shall be paid to the Administrative Agent and distributed among the Lenders in accordance with their respective Rateable Portions (or, as the case may be, to or among the Administrative Agent, the Lender or the Lenders to whom those payments are owing) in each instance in the following order:
(f)firstly, in payment of any amount due and payable as and by way of Agency Fees owing to the Administrative Agent for its services provided hereunder;
(g)secondly, in payment of the reasonable costs and expenses of any realization against the Borrower and the Guarantors or their respective property and assets, including the reasonable out-of-pocket expenses of the Administrative Agent and the reasonable fees and out-of-pocket expenses of external counsel, consultants and other advisers employed in connection therewith and in payment of all reasonable costs and expenses incurred by the Administrative Agent in connection with the administration and enforcement of this Agreement or the other Documents, to the extent that those funds, costs and expenses shall not have been reimbursed to the Administrative Agent;
(h)thirdly, in payment of any other unpaid fees payable hereunder by the Borrower;
(i)fourthly, in payment or prepayment of principal outstanding under this Agreement (in respect of the Credit Facility) and other Obligations (other than on account of interest) and then to the payment of accrued and unpaid interest hereunder; and

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(j)fifthly, in payment of the balance, if any, to the Borrower or such other Person or Persons who may be entitled thereto at law or, in each case, their respective successors or assigns, or as a court of competent jurisdiction may otherwise direct.
Article 6 – SECURITY DOCUMENTS
Section 6.1Security Documents
The Borrower shall cause the following documents to be duly authorized, executed and delivered to the Administrative Agent on behalf of the Lenders to secure the Obligations, which documents are to be in form and substance satisfactory to the Administrative Agent and the Lenders:
(k)a general security agreement creating a first priority security interest, subject only to Permitted Liens, in all of the personal property, assets and undertaking of the Borrower, Tricon US Rental Canada and any other Guarantor that is not directly or indirectly connected to the investment advisory business of the Borrower, excluding the Excluded Assets;
(l)a security agreement creating a first priority security interest, subject only to Permitted Liens, in all Accounts and other Debts, Instruments, Deposit Accounts, Securities Accounts and certain other Investment Property (each as defined therein) of each Guarantor that is directly or indirectly connected to the investment advisory business of the Borrower, excluding the Excluded Assets;
(m)cash collateral agreements in respect of all of the Borrower’s and the Guarantor’s deposit accounts maintained with Royal, and blocked account agreements and/or control agreements in respect of each of the Borrower’s and the Guarantors’ (as applicable) deposit accounts and securities accounts maintained with the respective third-party account banks and securities intermediaries identified in the Security Documents (collectively, the “Designated Accounts” and each a “Designated Account”); provided that, if any account bank or securities intermediary does not agree to enter into a blocked account agreement or control agreement, as applicable, with the Administrative Agent in respect of such account(s), the Borrower shall, or shall cause the applicable Guarantor to, (a) transfer such account(s) to Royal or to an alternate account bank or securities intermediary, as applicable, that agrees to enter into a blocked account agreement or control agreement, as applicable, with the Administrative Agent, and (b) provide the Administrative Agent with evidence, in form and substance satisfactory to the Administrative Agent, acting reasonably, of the closure of such account(s);
(n)an unconditional and unlimited guarantee of all the Obligations of the Borrower (each a “Guarantee” and, collectively, the “Guarantees”) from each Guarantor; and
(o)such other documents, instruments and agreements including, without limitation, amendments and confirmations in respect of the Original Security, as the Administrative Agent may reasonably require from the Borrower or any Guarantor in order to give effect to a perfected Lien in all the Collateral in favour of the Administrative Agent on behalf of the Lenders.

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Section 6.2Confirmation of Security
(83)The Borrower and certain Guarantors have previously executed and delivered to the Administrative Agent and the Lenders certain of the Security Documents set forth in Section 6.1 and other Documents, including security confirmations and/or amending agreements thereto (collectively, the “Original Security”). For greater certainty, and without limiting the foregoing:
(a)The Borrower is bound by and liable to perform all of the representations, warranties, acknowledgements, covenants, agreements and other obligations under the Security Documents to which it is a party, present and future, direct and indirect, absolute and contingent, matured or not, extended and renewed, wheresoever and howsoever incurred and any ultimate unpaid balance thereof, and whether the same are from time to time reduced and thereafter increased.
(b)The Borrower hereby confirms that the Security Documents to which it is a party: (i) are not released, discharged or otherwise affected by the execution, delivery or performance of this Agreement or any other Document executed in connection herewith; (ii) remain in full force and effect, without abrogation, impairment or limitation; and (iii) continue to secure all Obligations, and the Borrower hereby waives any circumstances which might constitute a legal or equitable discharge or defence of any such Obligations.
(84)The Borrower acknowledges and agrees that this Agreement amends and restates the Existing Credit Agreement and that all references to the Amended and Restated Credit Agreement, the Second Amended and Restated Credit Agreement, the Third Amended and Restated Credit Agreement, the Fourth Amended and Restated Credit Agreement or the Existing Credit Agreement in any of the Original Security to which it is a party is hereby deemed to be, and shall hereafter be read and interpreted as, a reference to this Agreement unless the context requires otherwise.
Article 7 – CONDITIONS PRECEDENT
Section 7.1Conditions Precedent to Effectiveness
The effectiveness of this Agreement, the amendment and restatement of the Existing Credit Agreement on the terms and conditions set out in this Agreement, and the obligation of each Lender to continue to make Advances requested to be made available by it are subject to and conditional upon the satisfaction of the following conditions:
(85)Delivery of Documents. The Administrative Agent shall have received Sufficient Copies, in form and substance satisfactory to the Administrative Agent, of the following:
(c)this Agreement, duly executed by all the parties thereto;
(d)each Security Document and all other Documents duly executed by all the parties thereto;
(e)a notice in respect of the initial Advance and any other notice as may be required by any term of this Agreement in connection with any action to be taken hereunder;
(f)an updated corporate organization chart in the form of Schedule 8.1(18) that clearly identifies (i) the Guarantors (distinguishing US Guarantors from the Canadian Guarantors) and (ii) the Core Business Verticals, together with a list of

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the Investment Vehicles in the form of Schedule 8.1(19), including details of the percentage of equity or ownership interest in such Investment Vehicles;
(g)a Compliance Certificate dated the Closing Date confirming, inter alia, compliance with the financial covenants set forth in Section 9.3 on a pro forma basis, and certifying a current Guarantor Test Report;
(h)a certificate of an authorized officer of the Borrower attesting to the solvency of the Borrower and its Subsidiaries on the Closing Date on a consolidated basis;
(i)a certificate of an authorized officer of the Borrower certifying:
(i)the names and the specimen signatures of the Persons authorized to sign this Agreement and the other Documents to be executed and delivered by the Borrower under this Agreement;
(ii)that the constating documents and the by-laws of the Borrower, which shall be attached thereto, are complete and correct copies and that the constating documents and the by-laws have not been amended, modified or supplemented and are in full force and effect; and
(iii)the resolution of the board of directors of the Borrower and all other authorizations necessary to authorize the execution and delivery of and the performance by it of its obligations under this Agreement and the other Documents to which it is a party and all the transactions contemplated thereby;
(a)a certificate of an authorized officer of each Guarantor certifying:
(iv)the names and the specimen signatures of the Persons authorized to sign the Documents to which such Guarantor is a party;
(v)that the constating documents and by-laws of such Guarantor, which shall be attached thereto, are complete and correct copies and that the constating documents and by-laws have not been amended, modified or supplemented and are in full force and effect; and
(vi)the resolution of the board of directors of such Guarantor and all other authorizations necessary to authorize the execution and delivery of and the performance by it of its obligations under the Documents to which it is a party and all the transactions contemplated thereby;
(j)a certificate of status, compliance, good standing or like certificate with respect to the Borrower and each Guarantor issued by the appropriate Governmental Authority of the jurisdiction of its incorporation;
(k)an opinion of Goodmans LLP, Ontario counsel to the Borrower and the applicable Guarantors, addressed to the Administrative Agent and the Lenders, with respect to, inter alia, (i) due authorization, execution and delivery of this Agreement and the other Documents to which the Borrower and each Guarantor (other than the US Guarantors), as applicable, is a party, (ii) enforceability of this Agreement, (iii) enforceability of all other applicable Documents to which any of the Borrower and the Guarantors (other than the US Guarantors) is a party, and (iv) the creation of valid security interests under the applicable Security Documents and the registration of the applicable financing statements;

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(l)opinions of local counsel to each US Guarantor and to each Canadian Guarantor incorporated in a province other than Ontario, addressed to the Administrative Agent and the Lenders, with respect to, inter alia, the due authorization, execution, delivery and enforceability of the applicable Documents (to the extent governed by local law) to which such Guarantor is a party, and the creation of valid security interests under the applicable Security Documents and the filing of the applicable financing statements;
(m)all registrations, recordings and filings of or with respect to the Security Documents delivered to the Lender which in the opinion of counsel to the Administrative Agent are necessary to render effective and perfected, or to give notice of, the security intended to be created thereby shall have been completed;
(n)duly executed certificate(s) of insurance evidencing the insurance required under this Agreement in form and substance satisfactory to the Administrative Agent, including without limitation, addition of the Administrative Agent as additional insured and loss payee;
(o)all documentation and other information, at least three Business Days before the Closing Date, required to be obtained by the Administrative Agent or any Lender by Governmental Authorities under applicable AML Laws; and
(p)such other documents as the Administrative Agent may reasonably request, including standard documentation used by the Lenders in connection with the issuance of Bankers’ Acceptances and Letter of Credit prior to any Advance by way of such method.
(86)Searches. The Administrative Agent shall have received satisfactory Lien, Tax and judgment searches against the Borrower, its Subsidiaries and the Targets in such jurisdictions and offices as reasonably determined by the Administrative Agent.
(87)Fees. All fees payable in accordance with this Agreement and the Fee Letter shall have been paid to the Administrative Agent, including all legal fees and disbursements of counsel to the Administrative Agent.
(88)Consents. The Borrower shall have provided the Lender with copies of all third-party consents and material Government Approvals required (if any) in respect of the execution, delivery and performance of this Agreement or any other Document, and all such consents shall be in full force and effect.
(89)Litigation. There shall exist no threatened or pending litigation, action, proceeding or counterclaim by or before any Governmental Authority, domestic or foreign, in each case, unless the same is acceptable to the Lead Arranger and the Lenders, seeking to obtain, or which could result or has resulted in the entry of, any judgment, order or injunction that (a) would prevent, prohibit or enjoin the ability of the Lenders to make the Advances under the Credit Facility, or (b) could purport to affect the legality, validity or enforceability of any Document or any documents relating thereto.
(90)Material Adverse Effect. No Material Adverse Effect shall have occurred.
(91)No Default. As of the Closing Date, no Default or Event of Default shall have occurred and be continuing.
(92)Representations Correct. As of the Closing Date, the representations and warranties contained in Section 8.1 shall be true and correct.

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Section 7.2Conditions Precedent to All Advances
The obligations of the Lenders to make available any Advance, Rollover or Conversion, in addition to being subject to and conditional upon the conditions in Section 7.1 being satisfied, are subject to and conditional upon each of the conditions below being satisfied on the applicable Drawdown Date, Rollover Date or Conversion Date:
(93)No Default. No Default or Event of Default shall exist, nor shall the Advance, Rollover or Conversion, as the case may be, result in the occurrence of a Default or Event of Default.
(94)Representations Correct. The representations and warranties contained in Section 8.1 shall be true and correct on each Drawdown Date, Rollover Date or Conversion Date, as the case may be, as if made on the applicable date, unless any such representation and warranty refers to a specific date.
(95)Notice of Advance. The Borrower shall have provided any notice required in respect of an Advance, Rollover or Conversion.
Section 7.1Waiver of a Condition Precedent
The conditions stated in Section 7.1 and Section 7.2 are inserted for the sole benefit of the Administrative Agent and Lenders and may only be waived by the Administrative Agent with the consent of the Majority Lenders, in whole or in part, with or without terms or conditions, in respect of all or any portion of the Advances, without affecting the right of the Lenders to assert terms and conditions in whole or in part in respect of any other Advance.
Article 8 – REPRESENTATIONS AND WARRANTIES
Section 8.1Representations and Warranties
The Borrower makes the following representations and warranties to the Administrative Agent and each Lender, for and on behalf of itself and the Guarantors, all of which shall survive the execution and delivery of this Agreement:
(96)Existence, Power and Qualification. Each of the Borrower and the Guarantors (a) is duly incorporated or otherwise formed, organized and validly existing under the laws of its jurisdiction of incorporation, formation or organization, (b) is up to date in all material filings required under those laws, (c) has the requisite corporate, partnership or trust power and authority to own, operate and lease its properties and assets and to conduct the businesses in which it is presently engaged, and (d) is duly qualified under the laws of each jurisdiction where its ownership, lease or operation of properties or assets or the conduct of its business requires qualification (except where the failure to be so qualified would not have a Material Adverse Effect).
(97)Power and Authority. The execution, delivery and performance by the Borrower of this Agreement and by the Borrower and each of the Guarantors of each of the other Documents to which it is a party (a) are within its powers, (b) have been duly authorized by all necessary or proper corporate, trust, shareholder, unitholder or other action, (c) do not conflict with, result in a breach or violation of, or constitute a default under, its constating documents, partnership or trust documents, any unanimous shareholders’ agreement, any Applicable Law or any other material document to which it is a party or by which it is bound, (d) do not conflict with or result in the breach or termination of, constitute a default under, or accelerate any performance required by any Material Contract and (e) do not and, except in favour of the Administrative Agent, will not result in the creation of any Lien, upon any of its assets or properties under any agreement or other document.

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(98)Authorization, Execution, Delivery and Binding Effect. Each of this Agreement and the other Documents has been or will be duly authorized, executed and delivered and constitutes or will constitute a legal, valid and binding obligation of each of the Borrower and the Guarantors, enforceable in accordance with its terms, subject to (a) applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting creditors’ rights generally, (b) the fact that specific performance and injunctive relief may only be given at the discretion of the courts, and (c) the equitable or statutory powers of the courts to stay proceedings before them and to stay the execution of judgments.
(99)No Approvals Required. The Borrower and each Guarantor have obtained all Government Approvals which are necessary for the conduct of their respective businesses as presently conducted, except those where the failure to have obtained them could not reasonably be expected to have a Material Adverse Effect, each of which is in full force and effect and is a good, valid and subsisting approval which has not been surrendered (except where a surrender would not have a Material Adverse Effect), forfeited or become void or voidable; there is no default under any Government Approval, except where the result of default could not reasonably be expected to have a Material Adverse Effect, nor are there any proceedings in progress, pending or, to the knowledge of the Borrower, threatened which may result in the revocation, suspension or material adverse modification of any Government Approval; and no further registration, order, permit, filing, consent, authorization, licence, decree or approval of, from or with any Person, including any Governmental Authority, is necessary or advisable in order to ensure the legality, validity, binding effect and enforceability of this Agreement or any other Document or the performance of the Obligations (except the filing of financing statements under personal property security legislation).
(100)Financial Statements. The consolidated financial statements of the Borrower for the most recently ended Fiscal Year, copies of which have been furnished to the Administrative Agent, have been prepared in accordance with IFRS applied on a basis consistent with preceding periods, except as stated therein or in the notes thereto, and those financial statements present fairly in accordance with IFRS the Borrower’s financial condition on a consolidated basis as at their date.
(101)Material Adverse Change. Since the date of the consolidated financial statements last received by the Administrative Agent pursuant to Section 9.4, except as otherwise disclosed to the Administrative Agent in writing, there has been no Material Adverse Change and there has been no change in its financial condition or the results of its operations that could reasonably be expected to have a Material Adverse Effect.
(102)Contingent Liabilities and Debt. Except as set out in Schedule 8.1(7), neither the Borrower nor any Guarantor has any contingent liabilities which are not disclosed in the most recent audited annual financial statements furnished to the Administrative Agent or otherwise disclosed to the Administrative Agent in writing which would have a Material Adverse Effect, nor has any of the Borrower and the Guarantors incurred any Debt which would have a Material Adverse Effect which is not disclosed in those financial statements or otherwise disclosed to the Administrative Agent in writing.
(103)Title to Assets and Liens. Each of the Borrower and the Guarantors has good and, in the case of real property, marketable title to all of its properties and assets free and clear of any Liens, other than Permitted Liens.
(104)Security Documents. The Security Documents create or will create valid and enforceable Liens upon the Collateral on the terms set out therein, subject only to the terms of this Agreement and to Permitted Liens, and (ii) upon registration against the Borrower and each Guarantor in the applicable jurisdictions set out in Schedule 8.1(10), the Security Documents have been or will be registered or recorded in all places where registration or recording is necessary to perfect and protect the charges and security interests created therein.

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(105)Location of Assets, Places of Business. All of the Borrower’s and the Guarantors’ tangible property and assets and places of business are set out in Schedule 8.1(10). The Borrower’s and the Guarantors’ registered and chief executive offices are set out in Schedule 8.1(10).
(106)No Default or Event of Default. No Default or Event of Default has occurred and is continuing.
(107)Compliance. Each of the Borrower and the Guarantors is in compliance with its constating documents and is in compliance in all material respects with all Applicable Laws, including health, safety and employment standards, labour codes and Environmental Laws.
(108)Litigation. Except as may be disclosed in writing to the Administrative Agent by the Borrower, no litigation, investigation or proceeding of or before any Governmental Authority, arbitrator, court or administrative agency is pending or, to its knowledge, threatened against the Borrower or any Guarantor or its respective properties, assets or revenues, which, if determined adversely against any of them, would expose any of them to present or future liability in excess of Cdn$[DELETION] [Amount has been deleted for confidentiality reasons.].
(109)Full Disclosure. Neither the financial statements referred to in Section 8.1(5), nor any other statement furnished by the Borrower or on its behalf to the Administrative Agent in connection with this Agreement, contains any untrue statement of a material fact or omits a material fact necessary to make those statements not misleading, and all those statements, taken as a whole, do not contain any untrue statement of a material fact or omit a material fact necessary to make the statements not misleading. There is no fact or circumstance known to the Borrower which the Borrower has not disclosed to the Administrative Agent in writing which has or could reasonably be expected to have a Material Adverse Effect.
(110)Tax Returns. Each of the Borrower and the Guarantors has filed or caused to be filed all tax returns which are required to have been filed other than those filings, the failure of which to make, would not have a Material Adverse Effect, and has paid all Taxes shown to be due and payable on those returns or on any assessments made against it and all other Taxes, fees or other charges imposed on it by any Governmental Authority, other than those the amount or validity of which is currently being contested in good faith by appropriate proceedings being diligently pursued, and with respect to which adequate reserves in conformity with IFRS have been provided in its books and of which the details have been provided to the Administrative Agent. No Liens for Taxes have been filed and, to its knowledge, no claims are being asserted with respect to any Taxes, except as may be disclosed in writing to the Administrative Agent.
(111)Labour Matters. As at the date of this Agreement, there are no strikes or other labour disputes against the Borrower or any Guarantor that are pending or, to the Borrower’s best knowledge, threatened.
(112)Insurance. The Borrower maintains insurance in compliance with Section 9.1(3) and all premiums and other sums of money payable for that purpose have been paid to the extent due.
(113)Corporate Organization. The corporate organization chart set out in Schedule 8.1(18) is a complete and accurate representation of the Borrower and the Guarantors and their respective activities, as such schedule may be supplemented from time to time in accordance with this Agreement.
(114)Investment Vehicles. Schedule 8.1(19) sets out a complete and accurate list of all of the entities representing Investment Vehicles of the Borrower and its Subsidiaries, and details of their respective controlling interest in such Investment Vehicles, whether by way of equity or ownership interest or by way of their role as manager or managing partner, as such schedule may be supplemented from time to time in accordance with this Agreement.

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(115)Trade-marks, Patents, etc. Each of the Borrower and the Guarantors possesses all patents, industrial designs, trade-marks, trade secrets, know-how, environmental technology, biotechnology, confidential information, trade-names, goodwill, copyrights, integrated circuit topographies, software and all other forms of intellectual and industrial property, and any registrations and applications for registration of any of the foregoing (collectively, the “Intellectual Property”), necessary for the conduct of its business as now conducted. To the best knowledge of the Borrower, neither the Borrower and nor any Guarantor is infringing in any material respect on the rights of any Person with respect to any Intellectual Property and neither of the Borrower and nor any Guarantor knows of any fact which is likely to result in the successful assertion against the Borrower or any Guarantor of a claim for such an infringement.
(116)Environmental Activity. Neither the Borrower nor any of the Guarantors engages in any Environmental Activity save and except as may be incidental to the conduct of their respective businesses in the usual course. Except for matters that would not have a Material Adverse Effect, and to the best of the Borrower’s knowledge with regard to any period of time prior to its or the Guarantor’s ownership, lease or operation of any applicable property, no Contaminants are stored in or present in any form in or under any premises or lands owned or in any premises leased by the Borrower or the Guarantors, save and except as may be incidental to the conduct of its business in the usual course and which are properly stored, used or disposed of in compliance with Environmental Laws.
(117)Canadian Pension Plans and Benefit Plans. All Canadian Benefit Plans to which the Borrower or any Guarantor is a party as of the Closing Date are described in Schedule 8.1(22). Neither the Borrower nor any Guarantor sponsors, administers, maintains or contributes to any Canadian Pension Plans. No promises of benefit improvements under any of the Canadian Benefit Plans have been made, except where such improvements reasonably could not be expected to have a Material Adverse Effect. All contributions or premiums required to be made or paid (including any withheld employee contributions) by the Borrower or any Guarantor to the Canadian Benefit Plans have been made or paid in a timely fashion in accordance with the terms of such plans and all Applicable Laws.
(118)ERISA.
(a)Neither the US Guarantors nor any trade or business, whether or not incorporated (an “ERISA Affiliate”), which, together with the US Guarantors, would be treated as a single employer under Section 414 of the Internal Revenue Code of 1986, as amended (the “US Code”), maintains any employee pension benefit plan (as defined in Section 3(2)(A) of ERISA) (a “US Plan”) which is subject to Title IV of ERISA (a “Title IV Plan”), or which is subject to the minimum funding standards of Section 412 of the US Code (a “Section 412 Plan”), or which is a Multiemployer Plan (as defined in Section 4001(a)(3) of ERISA or Section 414(f) of the US Code) (a “Multiemployer Plan” and, together with any Title IV Plan and any Section 412 Plan, a “US Pension Plan”).
(b)Except where the liability in connection with any of the following could not reasonably be expected to have a Material Adverse Effect, (i) each US Plan, if any, is in compliance in all material respects with the applicable provisions of ERISA, the US Code and other Applicable Laws; (ii) with respect to each US Plan, if any, that is a 401k Plan, (A) it was formed and adopted in compliance with Section 401(a) of the US Code and is a qualified 401k Plan under the US Code, (B) if such 401k Plan has been amended, it remains a qualified plan under the US Code, (C) the IRS has not questioned or challenged whether such 401k Plan is a qualified plan, and (D) such 401k Plan has been administered since its adoption substantially in accordance and substantially in compliance with the US Code; (iii) each US Guarantor and each of its ERISA Affiliates are not subject to any liability under Section 4069(a) of ERISA; (iv) no transaction involving any

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US Plan which is proscribed by Section 406 of ERISA or Section 4975 of the US Code and which is not subject to any exemption from such proscription (a “Prohibited Transaction”) has occurred with respect to any such US Plan; (v) no US Guarantor nor any ERISA Affiliate is subject to a contingent withdrawal liability obligation under Section 4201 et seq. of ERISA with respect to a Multiemployer Plan; (vi) each of the US Guarantors and its ERISA Affiliates have met the minimum funding requirements under ERISA and the US Code with respect to each of their respective US Plans, if any; and (vii) the execution, delivery and performance of this Agreement and the Documents, as applicable, do not constitute a Prohibited Transaction.
(c)All US Plans, if any, to which any US Guarantor is a party as at the Closing Date are described in Schedule 8.1(23)(c). There are no pending or, to the best knowledge of each of the Borrower and its Subsidiaries, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any US Plan that could reasonably be expected to have a Material Adverse Effect. There has been no violation of the fiduciary responsibility rules with respect to any US Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.
(119)Material Contracts. Set out in Schedule 8.1(24) are all of the Material Contracts of the Borrower and the Guarantors in existence as at the date of this Agreement, copies of which have been delivered to the Administrative Agent. Each of the Material Contracts is in full force and effect and neither the Borrower nor any Guarantor is in default under any term or condition thereof.
(120)Anti-Corruption Laws and Sanctions. The Borrower and the Guarantors have implemented and maintain in effect policies and procedures reasonably designed to achieve compliance by the Borrower and the Guarantors and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Borrower and the Guarantors and their respective officers and directors and, to the knowledge of the Borrower and the Guarantors, their employees and agents that will act in any capacity in connection with or benefit from the Credit facility established hereby, are in compliance with Anti-Corruption Laws and applicable Sanctions. None of (a) the Borrower and the Guarantors, or to the knowledge of the Borrower and the Guarantors, any of their respective directors, officers or employees, or (b) to the knowledge of the Borrower and the Guarantors, any agent of the Borrower or any Guarantor that will act in any capacity in connection with or benefit from the Credit Facility established hereby, is a Sanctioned Person. No Advance, use of proceeds or other transaction contemplated under the Documents will violate any Anti-Corruption Law or applicable Sanctions.
Section 8.2Continuous Representations
The representations and warranties made in Section 8.1 shall continue in effect until payment and performance of all the Obligations and be deemed to be repeated on each Drawdown Date, Rollover Date and Conversion Date, mutatis mutandis, as if made on such date.
Article 9 – COVENANTS
Section 9.1Affirmative Covenants of the Borrower
While any amount owing under this Agreement or any of the other Documents remains unpaid, or the Administrative Agent or the Lenders have any obligations under this Agreement or any of the other Documents, the Borrower covenants with the Administrative Agent and each Lender, as follows:

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(121)Payment. The Borrower shall duly and punctually pay or cause to be paid all sums of money due and payable by it under this Agreement and the other Documents on the dates, at the places and in the currency and the manner set forth herein and therein.
(122)Corporate Existence. The Borrower shall, and shall cause each of the Guarantors to, keep in full force and effect its existence and, except where failure to do same would not have a Material Adverse Effect, all rights, franchises, trademarks, licences and qualifications required for it to carry on its various businesses and own or operate its assets.
(123)Insurance. The Borrower shall, and shall cause each of the Guarantors (as applicable) to, maintain insurance on its and their respective properties and assets and for the operation of its and their respective businesses in such amounts and against such risks as would be customarily obtained and maintained by a prudent owner of similar properties and assets operating a similar business, including appropriate liability insurance, business interruption insurance and third party liability insurance. The Borrower shall provide to the Administrative Agent, if requested, certificates in respect of such policies confirming coverages and all other material terms.
(124)Compliance with Laws, etc. The Borrower shall, and shall cause each of the Guarantors to, comply (except where non-compliance would not have a Material Adverse Effect) with all Applicable Laws and all Government Approvals required in respect of its and their respective businesses, properties, the Collateral, or any activities or operations carried out thereon, including, health, safety and employment standards, labour codes and all Environmental Laws, and the Borrower hereby indemnifies the Lender and its directors, officers, employees, attorneys and agents against all suits, actions, claims, losses, expenses, damages and liabilities arising under any Environmental Laws that the Lender may sustain or incur as a consequence of any non-compliance by the Borrower or any Guarantor with any Environmental Law or any Release of a Contaminant into the natural environment. If required by the Administrative Agent, the Borrower shall deliver to the Administrative Agent evidence satisfactory to the Administrative Agent concerning compliance with all Applicable Laws and Government Approvals.
(125)Government Approvals, Licenses, Permits, etc. The Borrower shall, and shall cause each Guarantor to, obtain (to the extent not in existence on the date hereof) and maintain, by the observance and performance of all obligations thereunder and conditions thereof, all Government Approvals, licenses and permits required for it and them to carry on their respective businesses, except where failure to do same would not have a Material Adverse Effect.
(126)Notice of Default or Material Adverse Change. The Borrower shall provide to the Administrative Agent prompt written notice of any Material Adverse Change, Default or Event of Default of which it is aware, setting forth its details and the action taken or to be taken to remedy it.
(127)Notice re Environmental Matters. The Borrower shall provide to the Administrative Agent prompt written notice of any non-compliance by the Borrower or any Guarantor with any Environmental Laws or any Release from the lands of the Borrower or any Guarantor of a Contaminant into the natural environment, where such non-compliance or Release would reasonably be expected to result in a Material Adverse Effect.
(128)Other Notices. The Borrower shall provide to the Administrative Agent prompt written notice of: (a) any Investment Vehicles created by the Borrower or any of its Subsidiaries, (b) the creation or acquisition of any Material Subsidiary, and (c) the issuance of any preferred shares and promissory notes (excluding intercompany notes).
(129)Pay Claims and Taxes. The Borrower shall, and shall cause each of the Guarantors to, promptly pay and discharge, when due, all Taxes charged to or payable by it and all obligations which may result in Liens (other than Permitted Liens) on its properties or assets unless the relevant Tax or obligation is being actively and diligently contested in good faith by appropriate

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proceedings and is adequately reserved against in accordance with IFRS. The Borrower shall notify the Administrative Agent of each such contest promptly upon taking any action to contest the relevant payment, Tax or obligation.
(130)Use of Proceeds. The Borrower shall use all proceeds of Advances solely for the purposes set out in Section 2.6.
(131)Litigation. The Borrower shall (a) promptly give written notice to the Administrative Agent of any litigation, proceeding or dispute, threatened in writing or commenced, against it or any Guarantor, which, if determined adversely against any of them, could expose any of them to present or future liability in excess of Cdn$[DELETION] [Amount has been deleted for confidentiality reasons.]., (b) advise the Administrative Agent of the extent to which any adverse determination is covered by insurance, (c) provide all reasonable information requested by the Administrative Agent concerning the status of any such litigation, proceeding or dispute, and (d) use reasonable efforts to bring about a reasonable, favourable resolution or disposition of any such litigation, proceeding or dispute.
(132)Auditors. The Borrower shall promptly give notice to the Administrative Agent of a change in its Auditors and the reasons for the change.
(133)Inspections. The Administrative Agent and any Lender or their respective representatives may, at any reasonable time or times, upon prior written notice by the Administrative Agent to the Borrower, at the Borrower’s expense, (a) visit and inspect the premises, properties and assets of the Borrower and the Guarantors, (b) examine and obtain copies of their respective books, accounts, records, ledgers and other documents and information of the Borrower and its Subsidiaries, and (c) discuss with officers, employees and Auditors of the Borrower and the Guarantors the business, operations, properties and financial and other condition of the Borrower and its Subsidiaries.
(134)Conduct of Business. The Borrower shall, and shall cause each of the Guarantors to:
(a)keep proper books of account and records with respect to the operation of its business;
(b)make all regulatory filings required by Governmental Authorities (except where failure to do same would not have a Material Adverse Effect);
(c)diligently maintain, repair, use and operate its property and premises in a commercially reasonable manner (except where the failure to do so would not have a Material Adverse Effect);
(d)at all times maintain, preserve and protect all its assets and properties used or useful in the conduct of its business, where the failure to so maintain, preserve and protect could reasonably be expected to have a Material Adverse Effect; and
(e)comply in all material respects with its obligations under its Material Contracts.
(135)Canadian Benefit Plans. Except to the extent non-compliance would not have a Material Adverse Effect, the Borrower shall and shall cause each of the Guarantors, as applicable, to:
(b)use its best efforts to ensure that each Canadian Benefit Plan described in Schedule 8.1(22) is administered in a timely manner in all respects in accordance with the applicable plan text, funding agreement (where applicable) and any Applicable Laws; and

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(c)perform in all material respects all obligations required to be performed by it in connection with each Canadian Benefit Plan and the funding media therefor (where applicable).
(136)US Plans. Except to the extent non-compliance would not have a Material Adverse Effect, the Borrower shall and shall cause each of the Guarantors, as applicable, to:
(f)use its best efforts to ensure that each US Plan, if any, described in Schedule 8.1(23)(c) is administered in a timely manner in all respects in accordance with the its terms and the applicable requirements of ERISA and the US Code and all other Applicable Laws; and
(g)perform in all material respects all obligations required to be performed by it in connection with each US Plan and the funding media therefor (where applicable).
(137)No Pension Plans. Neither the Borrower nor any Guarantor shall, without the consent of the Majority Lenders, acting reasonably, (a) maintain, administer, establish or contribute to any Canadian Pension Plan or US Pension Plan, or (b) acquire an interest in any Person if such Person sponsors, administers, maintains or contributes to, or has any liability in respect of any Canadian Pension Plan or US Pension Plan.
(138)Additional Guarantees and Security Documents.
(a)If, at any time, the aggregate Net Worth of the Borrower, Guarantors and their Subsidiaries involved in the Core Business Verticals represents less than [DELETION]% of the Consolidated Equity of the Borrower, the Borrower shall immediately upon delivery to the Administrative Agent of any Compliance Certificate indicating such decline:
(i)designate one or more Subsidiaries which were not Guarantors to become Guarantors such that after the addition of such designated Subsidiary(ies), the aggregate Net Worth of the Borrower, Guarantors and their Subsidiaries involved in the Core Business Verticals and the Net Worth of such designated Subsidiary(ies) is equal to or greater than [DELETION]% [Percentages deleted for confidentiality reasons.]of the Consolidated Equity of the Borrower; and
(ii)cause such designated Subsidiary(ies) to promptly, and in any event within fifteen (15) days of delivery of the applicable Compliance Certificate, execute and deliver to the Administrative Agent a Guarantee and the applicable Security Documents required to be provided by a Guarantor pursuant to Section 6.1, and cause the delivery of such opinions and other supporting documents as the Administrative Agent may reasonably require.
(h)Additionally, if at any time after the Closing Date, any Subsidiary becomes a Material Subsidiary, the Borrower shall cause such Material Subsidiary to promptly, and in any event within fifteen (15) days of such event occurring or arising, execute a Guarantee and the applicable Security Documents required to be provided by a Guarantor pursuant to Section 6.1, and cause the delivery of such legal opinions and other supporting documents as the Administrative Agent may reasonably require. For greater certainty, this provision shall not apply to Subsidiaries under the Core Business Verticals.

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Each Person that hereafter becomes a Guarantor pursuant to the provisions of this Section 9.1(18) or Section 9.2(6)(b)(v) shall be subject to all of the terms of this Agreement applicable to a Guarantor.
(139)Designated Accounts. The Borrower shall, and shall cause each Guarantor (as applicable) to, establish and maintain, at its expense, the Designated Accounts into which the Borrower shall, and shall cause each Guarantor to, promptly deposit all payments in respect of any accounts receivable and other proceeds of Collateral, whether by cash, cheque, draft, wire transfer or other manner. The Borrower shall and shall cause each Guarantor to (i) hold in trust for the Administrative Agent, any cheques, cash and other items of payment otherwise received by the Borrower or such Guarantor in respect of such Collateral, and (ii) within three (3) Business Days after receipt by the Borrower or such Guarantor of any such cheques, cash or other items of payment, deposit, or cause to be deposited, the same into a Designated Account. The Borrower acknowledges and agrees, for and on behalf of itself and each Guarantor, that (i) all cheques, cash or other items of payment constituting proceeds of Collateral are part of the Collateral, and the Borrower shall, and shall cause the Guarantors to, deposit all proceeds of the sale or other disposition of any Collateral directly into a Designated Account, and (ii) each Designated Account shall be subject to the terms of a blocked account agreement or control agreement, in form and substance satisfactory to the Administrative Agent, and upon the occurrence and continuance of an Event of Default, the Borrower and the Guarantors shall be prohibited from withdrawing funds from the Designated Accounts.
(140)AML Laws. The Borrower acknowledges that, pursuant to AML Laws, the Administrative Agent and Lenders may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated by this Agreement and the Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by the Administrative Agent or any Lender, or any prospective Assignee or Participant of a Lender, in order to comply with any applicable AML Laws.
(141)Investment Vehicles. The Borrower shall maintain, directly or indirectly, control of all Investment Vehicles, whether by way of its equity or ownership interest or by way of its role as manager or managing partner; provided that, promptly upon becoming aware of the Borrower not retaining such control of any Investment Vehicle, or the forthcoming occurrence of the same, the Borrower shall provide the Administrative Agent with (i) notice of such loss, or forthcoming loss, of control, (ii) information on what action the Borrower or any of its Subsidiaries is taking or proposes to take with respect thereto, and (iii) a Compliance Certificate, in form and substance satisfactory to the Administrative Agent, certifying that, after giving effect to the loss of control of such Investment Vehicle, the Borrower shall be in proforma compliance with each of the Consolidated Debt to Consolidated Book Value of Assets Ratio and the minimum Consolidated Equity requirement set out in Section 9.3.
(142)Supplemental Schedules. The Borrower shall provide to the Administrative Agent, from time to time, (a) an updated organization chart upon the occurrence of any change to the Guarantors or other amendment to such organization chart in accordance with the terms of this Agreement, and (b) an updated list of Investment Vehicles of the Borrower and its Subsidiaries upon the occurrence of any change to such list.
Section 9.2Negative Covenants of the Borrower
While any amount owing under this Agreement or any of the other Documents remains unpaid, or the Administrative Agent or the Lenders have any obligations under this Agreement or any of the other Documents, the Borrower covenants with the Administrative Agent and each Lender that neither it, nor any of the Guarantors, shall, without the prior written consent of the Majority Lenders:

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(143)Liens. Grant, assume, create or permit to exist any Lien, other than Permitted Liens, in respect of any of its undertakings, properties and assets, whether now owned or hereafter acquired, including, for greater certainty, in respect of any undertaking, property and assets that are determined to be Excluded Assets.
(144)No Negative Pledge. Enter into, or permit any Subsidiary to enter into, any loan or other financing agreement with any other Person that prohibits or restricts the Borrower or any Guarantor from granting a Lien to any Person on their respective assets, including any equity interests that the Borrower or any Guarantor holds in any of their respective Subsidiaries; provided that the provisions of this Section 9.2(2) shall not apply to a loan or other financing agreement to or with a borrower in which a Subsidiary has a direct or indirect equity interest together with a Joint Venture partner or partners that are unrelated or are an Investment Vehicle or Investment Vehicles managed by a Subsidiary, which restricts or prohibits the granting of a Lien over any direct or indirect equity interest in such borrower, where a Subsidiary has an interest as a lender under such agreement, along with one or more other unrelated third parties or a fund or funds managed by a Subsidiary.
(145)Debt.
(i)Incur any Debt, other than:
(i)the Obligations;
(ii)unsecured subordinated Debt of the Borrower or Guarantors;
(iii)Debt not exceeding amounts secured by Permitted Liens or which could be secured by Permitted Liens;
(iv)Debt under the Deutsche Bank 2013 Facility Guarantee and other Non-Recourse Arrangements related to any of the Core Business Verticals, and unsecured guarantees in respect of the construction loans;
(v)Debt under the Deutsche Bank 2018 Facility Guarantee;
(vi)Debt among any of the Borrower and the Guarantors;
(vii)Debt secured by the Liens permitted under Section 9.2(1);
(viii)secured or unsecured Debt of Persons that become Guarantors after the date hereof, provided such Debt and any Liens securing same are subordinated to the Obligations and the Liens constituted by the Security Documents pursuant to an intercreditor agreement on terms and conditions satisfactory to the Majority Lenders; or
(ix)Debt under the [DELETION] Venture Guarantees, provided that the aggregate outstanding amount of such Debt shall not exceed US$[DELETION] at any time.
(d)Permit TAH or the TLR Entities to incur any Debt, other than Permitted Company Debt.
(e)Permit any Immaterial Subsidiaries to incur any Debt, excluding, for greater certainty, Head Office Inc., which is permitted to incur Debt and Liens related to owning and leasing the head office premises to the Borrower or Tricon Capital GP Inc.

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(146)Payments of Debt. (a) Make any repayments or prepayments of principal owing, or redemptions by way of cash, under any subordinated Debt, other than (i) by the Borrower to a Guarantor or by a Guarantor to the Borrower or another Guarantor, provided that no Default or Event of Default has occurred and is continuing or will result therefrom, and (ii) by Tricon Holdings USA or the Borrower in respect of any call under any of the [DELETION] Venture Guarantees [JV partner name redacted for confidentiality reasons], provided that the Borrower shall have delivered to the Administrative Agent, at least five (5) Business Days prior to the date of such payment, a Compliance Certificate, in form and substance satisfactory to the Administrative Agent, certifying that, as of the date of such payment, and after giving effect to the same, the Borrower shall be in proforma compliance with each of the Consolidated Debt to Consolidated Book Value of Assets Ratio and the minimum Consolidated Equity requirement set out in Section 9.3, and that no Default or Event of Default has occurred and is continuing or will result therefrom; and (b) shall not make any payments or prepayments of interest owing under any subordinated Debt after a Default or Event of Default has occurred and is continuing or will result therefrom.
(147)Dispositions. Sell, lease, transfer, assign, convey or otherwise dispose of any of its properties or assets, or enter into any sale and leasehold or similar transaction, except, in each case: (a) in the ordinary course of business on commercially reasonable terms, and (b) the sale of properties or assets from the Borrower to a Guarantor or from a Guarantor to the Borrower or from a Guarantor to another Guarantor.
(148)Restrictions on Acquisitions.
(j)Make any Acquisition (subject to Section 9.2(6)(b) below).
(k)Notwithstanding Section 9.2(6)(a) (but subject to the other provisions hereof), the Borrower or a Guarantor may make (i) the direct or indirect Acquisition of assets in respect of any of the Core Business Verticals, (ii) investments in Cash Equivalents, and (iii) Acquisitions that result from the sale of properties or assets from the Borrower or a Guarantor that is permitted under Section 9.2(5)), subject to satisfaction of each of the following conditions:
(i)no Default or Event of Default has occurred and is continuing or will occur as a result of making such Acquisition;
(ii)the Borrower shall have delivered, in form and substance satisfactory to the Administrative Agent, (A) a pro forma consolidated balance sheet of the Borrower and its Subsidiaries (the “Acquisition Pro Forma”), based on recent financial statements, which shall be complete and shall fairly present in all material respects the assets, liabilities, financial condition and results of operations of the Borrower and its Subsidiaries in accordance with IFRS consistently applied, but taking into account such Acquisition and the funding of all Advances in connection therewith, and such Acquisition Pro Forma shall reflect that, on a pro forma basis, no Event of Default has occurred and is continuing or would result after giving effect to such Acquisition and the Borrower would have been in compliance with the financial covenants set forth in Section 9.3 for the four quarter period reflected in the Compliance Certificate most recently delivered to the Administrative Agent pursuant to Section 9.4 prior to the consummation of such Acquisition (after giving effect to such Acquisition and all Advances funded in connection therewith as if made on the first day of such period), and (B) if requested by the Administrative Agent, copies of the acquisition agreement and any other material document related to the proposed Acquisition;

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(iii)no Debt or Liens will be incurred or assumed as a result of the proposed Acquisition, other than Debt that is not prohibited under Section 9.2(3)(a) and Liens that are not prohibited under Section 9.2(1);
(iv)if such Acquisition involves an Investment Vehicle, the Borrower will retain control of such Investment Vehicle, directly or indirectly, whether by way of its equity or ownership interest or by way of its role as manager or managing partner; and
(v)if the Target would constitute a Material Subsidiary upon completion of such Acquisition, the Borrower shall have caused such Material Subsidiary to have delivered to the Administrative Agent a Guarantee and the applicable Security Documents required to be provided by a Guarantor pursuant to Section 6.1, and such legal opinions and other supporting documentation as reasonably required by the Administrative Agent in connection therewith.
(1)Amalgamations, Mergers, Etc. Enter into any merger, consolidation, amalgamation, reorganization, reconstruction or arrangement with any Person, except between the Borrower and any Guarantor or among Guarantors; provided that such event shall not result in a Material Adverse Effect and no Default or Event of Default has occurred and is continuing or would result therefrom; and provided further that the Borrower agrees, and shall cause the Guarantors, to take such actions as the Lender may reasonably request to ensure the enforceability, perfection and priority (or the continued enforceability, perfection and priority) of the Liens in favour of the Administrative Agent after giving effect to any such merger, consolidation, amalgamation, reorganization, reconstruction or arrangement (including, without limitation, providing confirmations, replacement Guarantees and Security Documents, and opinions) and all necessary consents and approvals are obtained.
(2)Fundamental Change. Except as provided under Section 9.2(7), (a) change its business objectives, purposes or operations in any way which could adversely affect the repayment of the Obligations or result in a Material Adverse Effect; or (b) change its capital structure or amend its articles of incorporation or other constating documents in a manner that would adversely affect (i) the rights and remedies of the Administrative Agent and the Lenders in and to the Collateral or under any Document, (ii) the repayment of the Obligations or (iii) result in a Material Adverse Effect.
(3)Material Contracts. (a) Cancel or terminate, or permit any Guarantor to cancel or terminate, any Material Contract prior to its termination date except where such termination would not have a Material Adverse Effect; (b) other than in the ordinary course of business, waive, or permit any Guarantor to waive, any material default or material breach under any Material Contract; (c) other than in the ordinary course of business, amend or otherwise modify, or permit any Guarantor to amend or otherwise modify, any Material Contract; or (d) take, or permit any Guarantor to take, any other action in connection with any Material Contract that would have a Material Adverse Effect.
(4)Fiscal Year. Change its Fiscal Year.
(5)Environmental Activity. Carry on or engage in any Environmental Activity in violation of any Environmental Laws, except where such non-compliance could not reasonably be expected to have a Material Adverse Effect.
(6)Distributions. Make any Distributions, other than (i) payments of dividends in the ordinary course of business and in accordance with the past practices of the Borrower, (ii) payments of salary, bonuses and other compensation and remuneration to directors, consultants, officers and employees of the Borrower and its Subsidiaries in the ordinary course of business

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and consistent with past practices, (iii) the issuance of common shares by the Borrower pursuant to any dividend reinvestment plan, (iv) for greater certainty, the issuance of common shares by the Borrower in connection with the exercise of any stock option or the conversion of any subordinated convertible debenture and any exchangeable securities, (v) Distributions from a Guarantor to the Borrower or another Guarantor, (vi) payments permitted under Section 9.2(4) and (vii) payments in respect of any NCIB; provided that such payments will be limited to [DELETION] [Percentage value has been deleted for confidentiality reasons.]% of Distributable Cash Flow; and provided further that, in the case of any payment under clauses (a)(i), (vi) and (vii), no Default or Event of Default has occurred and is continuing or will result from such payment.
(7)Financial Assistance. Grant any Financial Assistance, other than (i) Financial Assistance made directly or indirectly by the Borrower or any Guarantor to its Subsidiaries as proceeds from any public offering by the Borrower of the common shares and/or convertible unsecured subordinated debentures of the Borrower (a “Public Offering”) or private placement of any shares, option, warrants, partnership interest, membership interests or other equivalents of the Borrower or any Guarantor, subject to Section 4.3(b), (ii) Financial Assistance made directly by the Borrower or any Guarantor to its Subsidiaries in the ordinary course of business consistent with past practice, (iii) Financial Assistance by the Borrower to a Guarantor or by a Guarantor to the Borrower or another Guarantor, (iv) Financial Assistance permitted under Section 9.2(3)(a)(iv), (v) Financial Assistance made by the Borrower in connection with the Deutsche Bank 2018 Facility Guarantee and (vi) Financial Assistance made by Tricon Holdings USA LLC or the Borrower in respect of the [DELETION] Venture Guarantees [JV partner name redacted for confidentiality reasons], provided that the aggregate outstanding amount of such Financial Assistance shall not exceed US$$[DELETION] [Amount has been deleted for confidentiality reasons.] at any time.
(8)Transaction with Affiliates. Enter into any transactions with any Person (other than Borrower or any Guarantor) with whom the Borrower or Guarantor does not deal with at “arm’s length” for the purposes of the ITA, except the agreements on commercially reasonable terms that are no less favourable than would be obtained in a comparable arm’s length transaction.
(9)Hedge Contracts. Enter into any Hedge Contracts with any Person, other than non-speculative Hedge Contracts entered into for the purpose of mitigating the risk to the Borrower or any Guarantor from interest rate and foreign exchange rate fluctuations; provided that any such Hedge Contracts are (i) not subject to margin requiring the pledge of cash collateral, and (ii) not secured if the counterparty is not a Lender.
(10)Business Outside Certain Jurisdictions. Have any place of business or keep or store any tangible property outside of those jurisdictions set forth in Schedule 8.1(10) unless prior to doing so (a) it provides prompt written notice to the Administrative Agent of the new jurisdiction; and (b) the Administrative Agent has obtained a perfected Lien in favour of the Administrative Agent on behalf of itself and the Lenders in such new jurisdiction with the same scope as the Liens granted to the Administrative Agent on the Closing Date and, in this regard, it agrees to do all such acts and things and execute and deliver all such deeds, transfers, assignments and instruments as the Administrative Agent may reasonably require in order to facilitate the Administrative Agent obtaining such Lien.
(11)Designated Accounts. (a) Deposit any accounts receivable or other proceeds of Collateral in any account other than a Designated Account, or (b) establish any new, or replace any existing, Designated Account; provided that, if the Administrative Agent’s prior written consent to the opening of such account shall have been obtained, prior to the time of the opening of such account, the Borrower shall have, or shall have caused the applicable Guarantor to have, executed and delivered to the Administrative Agent a blocked account agreement or control agreement in respect of such account, in form and substance satisfactory to the Administrative

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Agent, together with such legal opinions and supporting documents as the Administrative Agent may reasonably require.
(20)     Use of Proceeds. The Borrower shall not use the Credit Facility for any purpose, except as set out in Section 2.6; provided that the Borrower shall not utilize any proceeds of Advances (i) in connection with or to fund any hostile takeover, or (ii) to accumulate cash in depository accounts, Cash Equivalents or otherwise, except in such amounts and for such periods as are reasonably necessary to pay operating expenses and other obligations of the Borrower and its Subsidiaries incurred in the ordinary course of business and, in any event, so long as any Advances are outstanding, such accumulation of cash and Cash Equivalents shall not exceed US$[DELETION] [Amount deleted for confidentiality reasons.] as of any date of determination.
Section 9.1Financial Covenants
While any amount owing under or in respect of the Credit Facility under this Agreement or any of the other Documents remains unpaid, or the Administrative Agent or the Lenders have any obligations in respect of the Credit Facility under this Agreement or any of the other Documents to the Borrower, the Borrower covenants on a consolidated basis with the Administrative Agent and each Lender as follows:
(149)Consolidated Debt to Consolidated Book Value of Assets Ratio. It shall maintain a Consolidated Debt to Consolidated Book Value of Assets Ratio, measured at the end of each fiscal quarter of the Borrower on a rolling four fiscal quarter basis, of not greater than [DELETION] commencing from and including the fiscal quarter ending June 30, 2021.
(150)Fixed Charge Coverage Ratio. It shall maintain a Fixed Charge Coverage Ratio, measured at the end of each fiscal quarter of the Borrower on a rolling four quarters basis, of greater than or equal to (a) [DELETION] commencing from and including the fiscal quarter ending June 30, 2021 through to and including the fiscal quarter ending December 31, 2021, and (b) [DELETION] thereafter.
(151)Minimum Consolidated Equity. It shall maintain a minimum Consolidated Equity, measured at the end of each fiscal quarter of the Borrower, of not less than US$[DELETION] [Amount and rations have been deleted for confidentiality reasons.] commencing from and including the fiscal quarter ending June 30, 2021.
Section 9.3Accounting, Financial Statements and Other Information
While any amount owing under this Agreement or any of the other Documents remains unpaid, or the Administrative Agent or the Lenders have any obligations under this Agreement or any of the other Documents, the Borrower covenants with the Administrative Agent and each Lender, for and on behalf of itself and the Guarantors, as follows:
(152)General. The Borrower shall and shall cause each of its Subsidiaries to maintain a system of accounting established and administered in accordance with IFRS consistently applied and shall set aside on its books all proper reserves as IFRS shall require. The Borrower shall provide the Administrative Agent with a copy of all required continuous or periodic disclosure securities and regulatory filings of the Borrower and its Subsidiaries.
(153)Quarterly Reports. The Borrower shall provide the Administrative Agent with the following reports on a quarterly (unless otherwise specified) basis (for each of the first 3 fiscal quarters in each Fiscal Year) promptly upon availability, and in any event within 45 days of each such fiscal quarter end:
(l)consolidated unaudited financial statements (including, without limitation, income statement, balance sheet and statement of cash flow, incorporating

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quarter and year-to-date comparisons to budget with supporting explanation of variances to budget) of the Borrower;
(m)a duly executed Compliance Certificate, including a certification of the Guarantor Test Report;
(n)a report which includes a list of the name of each Guarantor, its related Core Business Vertical and purpose, its Net Worth and any other information that the Administrative Agent may reasonably request, in a form to be agreed between the Administrative Agent and the Borrower (each a “Guarantor Test Report”); and
(o)any management discussion and analysis, including any updates regarding projects in respect of the THP Vertical.
(154)Annual Reports. The Borrower shall provide the Administrative Agent with the following reports an annual basis, promptly upon availability, and in any event within 120 days of the end of each Fiscal Year: (a) annual audited consolidated financial statements of the Borrower, duly certified by its board of directors, together with a report of its Auditors whose report shall contain no qualifications except those satisfactory to the Administrative Agent, acting reasonably, (b) a duly executed Compliance Certificate, including a certification of the Guarantor Test Report, and (c) any management discussion and analysis, including any updates regarding projects in respect of the THP Vertical.
(155)Annual Budget. The Borrower shall provide the Administrative Agent with an annual budget, including a consolidated pro forma balance sheet and income and cash flow statements for the Borrower, as presented to the board of directors of the Borrower, including all amendments thereto, if any, on an annual basis for each Fiscal Year, promptly upon availability, and in any event by no later than March 31st of each Fiscal Year.
(156)Other Information. The Borrower shall provide the Administrative Agent with such other reports and information regarding the operations, business, assets and financial condition of the Borrower and its Subsidiaries as the Administrative Agent may reasonably request, including the Management Discussion and Analysis describing projects in respect of the THP Vertical in the event it is not publically available.
Each of the statements required by this Section 9.4 shall set forth in comparative form the corresponding figures for the corresponding period of the preceding fiscal period (if any), all in reasonable detail. All financial statements, reports and other information required by this Section 9.4 shall be in form and scope acceptable to the Administrative Agent, acting reasonably. The Borrower may satisfy its obligations to deliver any information required to be delivered by it under this Section 9.4 by posting the same on SEDAR and notifying the Administrative Agent of such fact in writing.
Article 10 – DEFAULT AND ENFORCEMENT
Section 10.1Events of Default
The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement:
(157)Non-payment. Any of the Borrower or the Guarantors fails to make payment, as and when same is due, whether by acceleration or otherwise, of any of the Obligations hereunder or any other amount owing by it under any of the other Documents, whether on account of principal, interest, fees or otherwise and, in the case of amounts other than payments on account

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of principal due hereunder or due otherwise than by reason of acceleration, such failure continues for three (3) Business Days.
(158)Breach of Covenants, etc. Any of the Borrower or the Guarantors fails to perform or observe:
(p)any term, condition, covenant or undertaking contained in Section 9.1(6), Section 9.1(19), Section 9.1(20), Section 9.2, Section 9.3 or Section 9.4; or
(q)any other term, condition, covenant or undertaking contained in any Document which is not otherwise specifically addressed in this Section 10.1 and that failure, if capable of being remedied, is not remedied within 15 Business Days of the earlier of (i) the Borrower’s notice from the Administrative Agent of such failure or (ii) Borrower’s or such Guarantor’s knowledge of such failure.
(159)Cross-Default. With respect to any Debt of the Borrower or any of the Guarantors to any Person (including, for greater certainty, under any Non-Recourse Arrangement) aggregating in excess of US$[DELETION] [Amount has been deleted for confidentiality reasons.]:
(i)a default occurs in any payment thereof when due, which is not cured within any applicable grace period, and the effect of that default is to accelerate the maturity of such Debt or other indebtedness, or a default occurs in payment thereof on maturity or earlier acceleration thereof; or
(ii)default occurs in the performance or observance of any obligation or condition with respect thereto and that default remains uncured after the expiration of any grace period applicable thereto, or any other event occurs with respect thereto, and the effect of that default or other event is (i) to accelerate the maturity of that Debt, or (ii) to permit the holder or holders thereof, or any trustee or agent for the holder or holders thereof, to cause the Debt to become due and payable prior to its expressed maturity.
(160)Deutsche Bank Facilities; TLR Loan Facilities and Securitization Arrangements. With respect to any of (a) the Deutsche Bank 2013 Facility, (b) the TLR Loan Facilities, (c) any loan forming part of a securitized financing entered into between any of TAH and/or any of its Subsidiaries or any of the TLR Entities and/or any of their Subsidiaries, as borrowers, and a third-party lender or syndicate of lenders (each a “Securitization Arrangement”), or (d) other Debt of TAH and/or any of its Subsidiaries, of the TLR Entities and/or any of their Subsidiaries, of any of the THP Subsidiaries or of any Excluded Subsidiary and/or any of its Subsidiaries, in each case, aggregating in excess of Cdn$$[DELETION] [Amount has been deleted for confidentiality reasons.]: (i) a default occurs in the payment thereof on maturity or earlier acceleration thereof, or (ii) a default occurs in the performance or observance of any other obligation or condition with respect thereto and that default remains uncured after the expiration of any grace period applicable thereto, or any other event occurs with respect thereto, and (i) the effect of that default or other event is to accelerate the maturity of such Debt, or (ii) the holder or holders thereof, or any trustee or agent for the holder or holders thereof, accelerate such Debt.
(161)Representations and Warranties. Any representation, warranty or statement which is made by the Borrower or any of the Guarantors in any Document or which is contained in any certificate, written statement or written notice provided under or in connection with any Document or which is deemed to have been made by the Borrower or any Guarantor is untrue or incorrect when made or deemed to be made in any material respect and, if capable of being corrected, is not done so within 15 days of the earlier of the (i) the Borrower’s notice from the Administrative Agent or (ii) the Borrower’s or any Guarantor’s knowledge thereof.

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(162)Execution. Any writ, distress, execution, attachment, seizure, garnishment, sequestration, extent or similar process is issued, levied or enforced against the Borrower or any Guarantor, or any of their respective properties or assets, in an aggregate amount of Cdn$[DELETION] [Amount has been deleted for confidentiality reasons.] or more, except where the same has been satisfied or is being contested actively and diligently in good faith by appropriate and timely proceedings and a stay of the enforcement or levy is in effect.
(163)Invalidity and Contest. This Agreement or any of the other Documents, or any material provision hereof or thereof, shall at any time after execution and delivery hereof or thereof, for any reason, cease to be a legal, valid and binding obligation of the Borrower or a Guarantor party thereto or cease to be enforceable against the Borrower or a Guarantor party thereto in accordance with its terms or shall be declared to be null and void, or the legality, validity, binding nature or enforceability of this Agreement or any other Document, or any provision hereof or thereof, shall be contested by the Borrower or a Guarantor party thereto or the Borrower or a Guarantor party thereto shall deny that it has any further liabilities or obligations hereunder or thereunder, as applicable.
(164)Judgment. A final judgment in an amount of Cdn$[DELETION] [Amount has been deleted for confidentiality reasons.] or more, in excess of applicable insurance coverage, is rendered against the Borrower or any Guarantor, except if: (i) within 15 days of the rendering of such judgment, it has been discharged or satisfied or execution thereof stayed pending appeal, or it has been discharged or satisfied prior to the expiration of any such stay and (ii) during any such 15 day period the Borrower or any Guarantor (as applicable) is actively and diligently in good faith by appropriate and timely proceedings seeking a discharge or satisfaction of, or a stay with respect to, such judgment.
(165)Government Approval. Any Government Approval required to enable the Borrower or any Guarantor to conduct its business substantially as presently conducted or to perform its obligations under any Document is not obtained or is withdrawn or ceases to be in full force and effect, or there occurs an adverse change in the terms thereof, which in any such case has or could reasonably be expected to have a Material Adverse Effect.
(166)Voluntary Proceedings. The Borrower, any Guarantor, TAH and/or any of its Subsidiaries, the TLR Entities and/or any of their Subsidiaries, any of the THP Subsidiaries or any Excluded Subsidiary and/or any of its Subsidiaries:
(r)commences a voluntary case under, or consents to the entry of an order for relief in an involuntary case or the conversion of an involuntary case to a voluntary case under the United States Federal Bankruptcy Code, or institutes any other proceedings for substantive relief in any bankruptcy, insolvency, debt restructuring, reorganization, readjustment of debt, dissolution, liquidation, winding-up or other similar proceedings (including, without limitations, proceedings under the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the incorporating statute of the relevant corporation or other similar Insolvency Laws), including, without limitations, proceedings for the appointment of a trustee, interim receiver, receiver, receiver and manager, administrative receiver, custodian, liquidator, provisional liquidator, administrator, sequestrator or other like official with respect to the relevant corporation or all or any material part of its property or assets;
(s)makes an assignment for the benefit of creditors;
(t)is unable or admits in writing its inability to pay its debts as they become due or otherwise acknowledges its insolvency or commits any other act of bankruptcy or is taken to be insolvent under any applicable legislation;

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(u)voluntarily suspends the conduct of its business or operations;
or acquiesces to, or takes any action in furtherance of, any of the foregoing.
(167)Involuntary Proceedings. If any third party in respect of the Borrower, any Guarantor, TAH and/or any of its Subsidiaries, the TLR Entities and/or any of their Subsidiaries, any of the THP Subsidiaries or any Excluded Subsidiary and/or any of its Subsidiaries:
(a)makes any application under the Companies’ Creditors Arrangement Act (Canada) or similar Insolvency Laws;
(b)files a proposal or notice of intention to file a proposal under the Bankruptcy and Insolvency Act (Canada) or similar Insolvency Laws;
(c)institutes a winding-up proceeding under the Winding-up and Restructuring Act (Canada), any relevant incorporating statute or any similar Insolvency Laws;
(d)presents a petition in bankruptcy under the Bankruptcy and Insolvency Act (Canada), files an involuntary case under the United States Federal Bankruptcy Code or presents a petition in bankruptcy under any similar Insolvency Laws; or
(e)files, institutes or commences any other petition, proceeding or case under any other bankruptcy, insolvency, debt restructuring, reorganization, incorporation, readjustment of debt, dissolution, liquidation, winding-up or similar law now or hereafter in effect, seeking bankruptcy, liquidation, reorganization, dissolution, winding-up, composition or readjustment of debt of any of them, the appointment of a trustee, interim receiver, receiver, receiver and manager, administrative receiver, custodian, liquidator, provisional liquidator, administrator, sequestrator or other like official for any of them, or any material part of any of their respective assets or any similar relief;
and if the application, filing, proceeding, petition or case is not diligently contested by bona fide action on the part of the Borrower or any Guarantor, as applicable, and is not dismissed, stayed or withdrawn within 45 days of the commencement thereof.
(168)Creditor Action. Any secured creditor, encumbrancer or lienor, or any trustee, interim receiver, receiver, receiver and manager, administrative receiver, agent, bailiff or other similar official appointed by any secured creditor, encumbrancer or lienor, takes possession of, forecloses, seizes, retains, sells or otherwise disposes of, or otherwise proceeds to enforce security over, all or a substantial part of the assets of the Borrower or any of the Guarantors or gives notice of its intention to do any of the foregoing.
(169)Change of Control. At any time a Change of Control occurs.
(170)ERISA. If (i) any US Pension Plan shall fail to satisfy the minimum funding standards of ERISA or the US Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under Section 412 of the US Code, (ii) a notice of intent to terminate any US Pension Plan shall have been or is reasonably expected to be filed with the U.S. Pension Benefit Guaranty Corporation (“PBGC”) or the PBGC shall have instituted proceedings under ERISA Section 4042 to terminate or appoint a trustee to administer any US Pension Plan or the PBGC shall have notified a US Guarantor or any ERISA Affiliate that a US Pension Plan may become a subject of any such proceedings, (iii) the “amount of unfunded benefit liabilities” (within the meaning of Section 4001(a)(18) of ERISA) under all US Pension Plans, determined in accordance with Title IV of ERISA, shall exceed US$[DELETION] [Amount has been deleted for confidentiality reasons.] or its Equivalent Amount in any other currency in the aggregate, (iv) a US Guarantor or any ERISA Affiliate shall

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have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the US Code relating to employee benefit plans, (v) a US Guarantor or any ERISA Affiliate withdraws from any Multiemployer Plan, or (vi) a US Guarantor or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits (other than to the extent required under Part 6 of Title I of ERISA or Section 4980B of the US Code) in a manner that could increase the liability of such US Guarantor or any Subsidiary thereunder; and any such event or events described in clauses (i) through (vi) above, either individually or together with any other such event or events, would reasonably be expected to have a Material Adverse Effect. As used in this clause, the terms “employee benefit plan” and “employee welfare benefit plan” shall have the respective meanings assigned to such terms in Section 3 of ERISA.
Section 10.2Rights upon Default and Event of Default
Upon the occurrence and during the continuance of a Default, the Administrative Agent may, and shall upon the instructions of the Majority Lenders, on notice to the Borrower, declare that the ability of the Borrower to make any further borrowing under the Credit Facility shall be suspended pending the remedying of the Default. Upon the occurrence and during the continuance of an Event of Default pursuant to Section 10.1(10), Section 10.1(11) or Section 10.1(12) the Administrative Agent shall and, upon the occurrence and during the continuance of any other Event of Default, and for so long as the other Event of Default shall continue, the Administrative Agent may, and shall upon the instructions of the Majority Lenders, do either or both of the following:
(a)declare that the Total Commitment has expired and that the Lenders’ obligations to make Advances have terminated; and
(b)declare the entire principal amount of all Advances outstanding, all unpaid accrued interest and all fees and other amounts required to be paid by the Borrower hereunder to be immediately due and payable without the necessity of presentment for payment, notice of non-payment and of protest (all of which are hereby expressly waived) and proceed to exercise any and all rights and remedies hereunder and under any other Document or otherwise permitted by law.
From and after the issuance of any declaration referred to in this Section 10.2, no Lender shall be required to honour any cheque or other instrument presented to it by the Borrower regardless of the date of issue or presentation. Immediately upon receipt of a declaration under Section 10.2(b), the Borrower shall pay to the Administrative Agent on behalf of the Lenders all amounts outstanding hereunder or under any of the other Documents including, without limitation, an amount equal to the aggregate of the face amounts of all Bankers’ Acceptances which have not matured, the maximum amount payable under all outstanding Letters of Credit, and the amount owing to any Lender in respect of any Hedge Contracts which are unmatured or unexpired, which amount shall be held by the Administrative Agent in a non-interest bearing account as collateral security for the Borrower’s obligations with respect to those Bankers’ Acceptances, Letters of Credit or Hedge Contracts, as applicable. The Borrower shall execute such security documents with respect to such Bankers’ Acceptances, Letters of Credit and Hedge Contracts and any amounts paid or held in respect thereof as the Administrative Agent shall reasonably require.
Section 10.1Waiver of Default
No express or implied waiver by the Administrative Agent and the Lenders or any of them of any Default or Event of Default shall in any way be or be construed to be a waiver of any future or subsequent Default or Event of Default. To the extent permitted by Applicable Law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Administrative Agent’s or the Lenders’ rights or remedies

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under any Document. The Borrower acknowledges and agrees that the exercise by the Administrative Agent or any Lender of any rights or remedies under any Document without having declared an acceleration shall not in any way alter, affect or prejudice the right of the Administrative Agent and the Lenders to make a declaration pursuant to Section 10.2 at any time and, without limiting the foregoing, shall not be construed as or deemed to constitute a waiver of any rights under Section 10.2.
Article 11 – REMEDIES
Section 11.1Remedies Cumulative
For greater certainty, the rights and remedies of the Administrative Agent and the Lenders under this Agreement and the other Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy upon the occurrence of a Default or Event of Default shall not be deemed to be a waiver of, or to alter, affect or prejudice any other right or remedy to which the Administrative Agent or the Lender may be lawfully entitled as a result of the Default or Event of Default or demand for payment, and any waiver by the Administrative Agent or any Lender of the strict observance of, performance of or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted thereby, either expressly or by conduct, shall be effective only in the specific instance and for the purpose for which it is given and shall be deemed not to be a waiver of any subsequent Default or Event of Default.
Section 11.2Sharing of Information
The Borrower authorizes the Administrative Agent and the Lenders to share among each other any information possessed by any of them regarding the Borrower or any Guarantor.
Section 11.3Remedies Not Limited
The Administrative Agent on behalf of itself and the Lenders may, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise, for any available relief or purpose including: (a) the specific performance of any covenant or agreement contained in this Agreement or in any other Document; (b) an injunction against a violation of any of the terms of this Agreement or any other Document; (c) in aid of the exercise of any power granted by this Agreement or any other Document or by law; or (d) the recovery of any judgment for any and all amounts due in respect of the Obligations.
Section 11.4Sharing of Proceeds Among the Lenders
The Lenders agree among themselves that, except as otherwise contemplated by the provisions of this Agreement, all sums received by the Lenders for application against amounts owing by the Borrower under this Agreement (whether received by voluntary payment, by the exercise of any right of set-off, or by counterclaim, cross-action or as proceeds of realization of any security), after payment to the Administrative Agent of its fees and disbursements, shall be shared by each Lender as nearly as possible in accordance with each Lender’s Rateable Portion.
Section 11.5Set-Off, etc.
Upon the occurrence and during the continuance of a Default or Event of Default, the Administrative Agent, each Lender and each of their respective branches and offices are hereby authorized by the Borrower from time to time, without notice to: (a) set off and apply any and all amounts owing by the Administrative Agent or any Lender or any of its branches or offices to the Borrower (whether payable in Canadian Dollars or any other currency and any amounts so owing in any currency shall be converted into the Equivalent Amount of one or more currencies

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in which the Obligations are denominated, whether matured or unmatured, and in the case of deposits, whether general or special, time or demand and however evidenced) against and on account of the Obligations (whether or not any declaration under Section 10.2 has been made and whether or not those Obligations are unmatured or contingent); (b) hold any amounts owing by the Administrative Agent or any Lender as collateral to secure payment of the Obligations owing to it by the Borrower to the extent that those amounts may be required to satisfy any contingent or unmatured Obligations owing to it; and (c) return as unpaid for insufficient funds any and all cheques and other items drawn against any deposits so held as the Administrative Agent or any Lender in its sole discretion may elect.
Section 11.6Administrative Agent or Lender May Perform Covenants
If the Borrower fails to perform any of its obligations under any covenant contained in this Agreement or any other Document, the Administrative Agent or any Lender may (but has no obligation to), upon notice to the Borrower, perform any covenant capable of being performed by it and, if the covenant requires the payment or expenditure of money, it may make an Advance to fund that requirement, which Advance shall be repaid by the Borrower on demand. That Advance shall bear interest at a rate calculated and paid in accordance with Article 3.
Section 11.7Decision to Enforce Security Documents
Upon the Security Documents becoming enforceable in accordance with their terms, the Administrative Agent shall promptly so notify each of the Lenders. Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security Documents. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instruction of the Majority Lenders as to whether the Security Documents should be enforced and the manner in which the Security Documents should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders. The Administrative Agent shall promptly notify the Lenders of all instructions and approvals of the Majority Lenders. If the Majority Lenders instruct the Administrative Agent to enforce the Security Documents, each of the Lenders agree to accelerate the Obligations owed to it in accordance with and to the extent permitted under the Hedge Contracts with it.
Article 12 – THE ADMINISTRATIVE AGENT AND THE LENDERS
Section 12.1Authorization of Administrative Agent
Each Lender and the Issuing Bank irrevocably appoints and authorizes the Administrative Agent to take all action as agent on its behalf and to exercise those powers and perform those duties under this Agreement and the other Documents as are delegated to the Administrative Agent by the terms thereof, together with all powers reasonably incidental thereto. As to any matters not expressly provided for by this Agreement or the other Documents, the Administrative Agent is not required to exercise any discretion or to take any action, but is required to act or to refrain from acting (and is fully protected in so acting or refraining from acting) upon the instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement and the other Documents, the Administrative Agent shall never be required to take any action which is contrary to this Agreement, the other Documents or Applicable Law. No Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement in accordance with the terms and conditions of this Section 12.1.
Section 12.2Action by Administrative Agent
The Administrative Agent shall have the right, subject to the provisions of this Agreement, and without restricting the generality of this Agreement, to take such actions as the Administrative Agent deems necessary or refrain from taking those actions, or to give

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agreements, consents, approvals, or instructions to the Borrower on behalf of the Lenders in respect of all matters referred to in or contemplated by this Agreement. Each Lender agrees that any action taken by the Administrative Agent or the Majority Lenders (or, where required by the express terms of this Agreement, a greater proportion of the Lenders) in accordance with the provisions of this Agreement or of the other Documents, and the exercise by the Administrative Agent or the Majority Lenders (or, where so required, such greater proportion) of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. Without limiting the generality of the foregoing, the Administrative Agent shall have the sole and exclusive right and authority to (a) act as the disbursing and collecting agent for the Lenders with respect to all payments and collections arising in connection herewith and with the Security Documents; (b) execute and deliver each Document and accept delivery of each such agreement delivered by the Borrower or any of its Subsidiaries; (c) act as collateral agent for the Lenders for purposes of the perfection of all security interests and Liens created by such agreements and all other purposes stated therein; (d) manage, supervise and otherwise deal with the Collateral; (e) take such action as is necessary or desirable to maintain the perfection and priority of the security interests and Liens created or purported to be created by the Security Documents; and (f) except as may be otherwise specifically restricted by the terms hereof or of any other Document, exercise all remedies given to the Administrative Agent and the Lenders with respect to the Collateral under the Documents relating thereto, Applicable Law or otherwise.
Section 12.3Arrangements for Advances
The Administrative Agent shall give notice to each Lender promptly in writing upon receipt by the Administrative Agent of any notice given under this Agreement that affects a Lender. The Administrative Agent shall advise each Lender of the amount, date and details of each Advance and of each Lender’s participation in each Advance. At or before 1:00 p.m. on the Drawdown Date, each Lender will make its participation available to the Borrower at the Administrative Agent’s Account for Payments and, for greater certainty, Bankers’ Acceptances shall be accepted by the Lenders at their respective Branches of Account.
Section 12.4Arrangements for Repayment of Advances
All payments made by or on behalf of the Borrower and received by the Administrative Agent, whether before or after the exercise of any rights arising under Section 10.2, shall be paid to each Lender in accordance with its entitlement under this Agreement. Payment by the Administrative Agent shall be made promptly following receipt and, in any event, the Administrative Agent shall use its reasonable efforts to pay to each Lender at the applicable Lender’s Branch of Account the applicable amount on the same Business Day as the amount is received by the Administrative Agent.
Section 12.5Lenders Bound by Decision to Exercise Remedies
Each Lender agrees to be bound by a decision of the Majority Lenders to exercise the rights and remedies provided in this Agreement. Each Lender shall, subject to Applicable Law, do all acts and things as may be necessary or reasonable to enable the Administrative Agent to act pursuant to any decision.
Section 12.6Deemed Repayment and Funding
(171)Assumption re Payments. Unless the Administrative Agent has been notified in writing by the Borrower at least 1 Business Day before the date on which any payment to be made by the Borrower under this Agreement is due that the Borrower does not intend to remit the payment, the Administrative Agent may, in its discretion, assume that the Borrower has remitted the payment when so due and the Administrative Agent may, in its discretion and in reliance upon that assumption, make available to each Lender on the payment date an amount equal to its

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Rateable Portion of the assumed payment. If the Borrower does not in fact remit that payment to the Administrative Agent, the Administrative Agent shall promptly notify each Lender and each Lender shall forthwith on demand pay to the Administrative Agent the amount of the assumed payment made available to the Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Administrative Agent (the determination to be conclusive and binding on the Lender) in accordance with the Administrative Agent’s usual banking practice for similar advances to financial institutions of like standing to that Lender, and, in any event, at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency.
(172)Assumption re Advances. Unless the Administrative Agent has been notified in writing by a Lender at least 1 Business Day before a Drawdown Date that the Lender does not intend to make available its Rateable Portion of an Advance to be made available on the Drawdown Date, the Administrative Agent may, in its discretion, assume that the Lender has remitted to the Administrative Agent funds in an amount equal to its Rateable Portion of the Advance and the Administrative Agent may, in its discretion and in reliance upon that assumption, make available to the Borrower on the Drawdown Date an amount equal to the Lender’s Rateable Portion of that Advance. If the Lender does not in fact remit such funds to the Administrative Agent, the Administrative Agent shall promptly notify that Lender, and that Lender, or failing that Lender, the Borrower, shall forthwith on demand pay to the Administrative Agent the amount made available by the Administrative Agent on behalf of that Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Administrative Agent (the determination to be conclusive and binding on that Lender) in accordance with the Administrative Agent’s usual banking practice for similar advances to financial institutions of like standing to that Lender, but, in any event, at a rate no greater than the usual interbank offered rate for the sale of deposits in the applicable currency.
Section 12.7Responsibility of Administrative Agent
The Administrative Agent makes no representation or warranty, and accepts no responsibility, with respect to the due execution, legality, validity, sufficiency or enforceability of any Document or any other instrument or document referred to herein or relative hereto. The Administrative Agent assumes no responsibility for the financial condition of the Borrower or of any Guarantor or for the repayment of any of the Advances. The Administrative Agent assumes no responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by the Borrower or any other Person to the Administrative Agent or to any Lender in connection with any of the Documents or any matter referred to therein. Except for its gross negligence or wilful misconduct, the Administrative Agent shall incur no liability to the Lenders under or in respect of this Agreement or any of the other Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances. The Administrative Agent assumes no responsibility for the repayment of any of the Advances or other amounts outstanding under this Agreement or any of the other Documents by the Borrower. The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.
Section 12.8Acknowledgement of Lenders
(173)Independent Appraisal of Borrower. Each Lender and the Issuing Bank acknowledges to the Administrative Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition,

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creditworthiness, affairs, status and nature of the Borrower and, accordingly, each Lender confirms to the Administrative Agent that it has not relied, and will not hereafter rely on the Administrative Agent:
(a)to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or in connection with any of the Documents (whether or not the information has been or is hereafter circulated to the Lender by the Administrative Agent);
(b)to enquire as to the performance by the Borrower of its obligations under any of the Documents; or
(c)to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.
(174)No Fiduciary Obligations. Each Lender and the Issuing Bank acknowledges to the Administrative Agent that the Administrative Agent is not a fiduciary in respect of the Lender, and owes no fiduciary duties or obligations to the Lender under or by virtue of this Agreement or otherwise.
Section 12.1Successor Administrative Agent
The Administrative Agent may resign at any time by giving written notice thereof to each of the Lenders, the Issuing Bank and the Borrower. Upon any resignation, the Majority Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent has been appointed by the Majority Lenders and accepted that appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent. If no successor Administrative Agent has been appointed pursuant to the foregoing within the 30 days following the giving of notice of resignation by the retiring Administrative Agent, the resignation shall nonetheless then become effective and the Majority Lenders shall perform the duties of Administrative Agent hereunder until they appoint a successor Administrative Agent. Any successor Administrative Agent appointed under this Section 12.9 shall be a Lender which has an office in Toronto, Ontario. Upon the acceptance of any appointment as Administrative Agent by a successor Administrative Agent, the successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent. Whether or not a successor Administrative Agent has been appointed, the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement upon its resignation becoming effective (including any obligations as Issuing Bank). After any Person’s resignation under this Agreement as the Administrative Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the Person while it was acting as the Administrative Agent.
Section 12.2Replacement of Administrative Agent
The Majority Lenders may replace the Administrative Agent at any time by giving written notice thereof to each of the Lenders and the Borrower. Any replacement Administrative Agent appointed under this Section 12.10 shall be a Lender that has an office in Toronto, Ontario. Upon the acceptance of any appointment as Administrative Agent by a replacement Administrative Agent, the replacement Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent. The retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement (including any obligations as Swing Line Lender or Issuing Bank) upon its replacement becoming effective. After any Person’s replacement under this Agreement as the Administrative Agent, the provisions of this Agreement shall continue in effect for its benefit and

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for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the Person while it was acting as the Administrative Agent.
Section 12.3Notices between the Lenders and the Administrative Agent
All notices by a Lender to the Administrative Agent shall be through the Administrative Agent’s Branch of Account and all notices by the Administrative Agent to the Lender shall be through the Lender’s Branch of Account.
Section 12.4Relations with the Borrower
Each Lender may deal with the Borrower in any transaction not associated with this Agreement and generally conduct any other banking business with or provide any other financial services to the Borrower without having any liability to account to the other Lenders therefor. With respect to its Commitment as a Lender and its Rateable Portion of Advances, the Administrative Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise them as though it were not the Administrative Agent. All communication between the Borrower and any Lender in connection with this Agreement and the other Documents shall be directed through the Administrative Agent.
Section 12.5Reliance by Administrative Agent
The Administrative Agent shall be entitled to rely upon any writing, letter, notice, certificate, telex, telecopy, cable, statement, order or other document believed by the Administrative Agent to be genuine and correct and to have been signed, sent or made by the proper Person or Persons. With respect to legal matters, the Administrative Agent may (but is not obligated to) act upon advice of legal advisers selected by the Administrative Agent, including in-house counsel of the Administrative Agent, concerning all matters pertaining to this Agreement and the other Documents and the Administrative Agent’s duties under this Agreement and the other Documents, and the Administrative Agent shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.
Section 12.6Reimbursement of Administrative Agent’s Expenses and Indemnity
Each Lender agrees to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) in accordance with its Rateable Portion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Administrative Agent in that capacity in any way relating to or arising out of this Agreement or any other Document or any action taken or omitted by the Administrative Agent under this Agreement or any other Document, except for those resulting from the Administrative Agent’s gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Administrative Agent promptly upon demand for that Lender’s Rateable Portion of out-of-pocket expenses (including the fees and disbursements of counsel) incurred by the Administrative Agent in connection with the determination or preservation of any rights or remedies of the Administrative Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights, remedies or responsibilities under, this Agreement or the other Documents, to the extent that the Administrative Agent is not reimbursed for those expenses by the Borrower. The obligations of the Lenders under this Section 12.14 shall survive the repayment of all Advances and the termination of the Credit Facility.

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Section 12.7Borrower’s Right to Rely on Administrative Agent
Unless otherwise required hereunder, during the term of this Agreement, the Borrower shall be entitled to deal exclusively with the Administrative Agent and to rely on discussions with and instructions from the Administrative Agent in order to fulfil its obligations hereunder.
Section 12.8Administrative Agent’s Duty to Deliver Documents
The Administrative Agent shall promptly deliver to each of the Lenders, at their respective Branches of Account, all documents, papers, materials and other information as are furnished by the Borrower to the Administrative Agent on behalf of the Lenders under this Agreement, but shall have no other obligation to provide any Lender with any credit or other information whatsoever with respect to the Borrower and shall be under no obligation to inquire as to the performance by the Borrower of its obligations under this Agreement or any other Document.
Section 12.9No Partnership
Nothing contained in this Agreement and no action taken pursuant to it shall be deemed to constitute the Lenders a partnership, association, joint venture or other similar entity.
Section 12.10Adjustments Among Lenders
(175)Adjustment After Exercise of Rights. Each Lender agrees that, after the exercise of any rights pursuant to Section 10.2, it will at any time or from time to time, upon the request of the Administrative Agent, as required by any other Lender, purchase portions of the amounts due and owing to the other Lenders (other than by way of Hedge Contract) and make any other adjustments which may be necessary or appropriate so that the amounts due and owing to each Lender (other than by way of Hedge Contract), as adjusted under this Section 12.18, will, as nearly as possible, reflect each Lender’s Rateable Portion determined as at the date of this Agreement prior to the making of any Advance.
(176)General Application. For greater certainty, the Lenders acknowledge and agree that, without limiting the generality of the provisions of Section 12.18(1), those provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off or otherwise) on account of any money owing or payable by the Borrower to it in excess of its Rateable Portion thereof determined as at the date of this Agreement prior to the making of any Advance.
(177)Borrower Agreement. The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders under this Section 12.18 but shall incur no increased liabilities by reason thereof.
Section 12.9Administrative Agent May Deal With Collateral
Each of the Lenders hereby directs, in accordance with the terms hereof, the Administrative Agent to release any Lien held by the Administrative Agent for the benefit of the Lenders against:
(a)all of the Collateral, upon termination of the Commitments and payment and satisfaction in full of all Loans and Obligations that the Administrative Agent has been notified in writing are then due and payable (and, in respect of contingent Obligations under Letters of Credit, with respect to which cash collateral has been deposited or a back-up letter of credit has been issued, in either case on terms reasonably satisfactory to the Administrative Agent); and

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(b)any part of the Collateral sold or disposed of by the Borrower or a Guarantor if such sale or disposition is permitted by this Agreement (or permitted pursuant to a waiver or consent of a transaction otherwise prohibited by this Agreement if such waiver or consent is consented to by the Majority Lenders in accordance with the terms of this Agreement).
Each of the Lenders hereby directs the Administrative Agent to execute and deliver or file such termination and partial release statements and do such other things as are necessary to release Liens to be released pursuant to this Section 12.19 promptly upon the effectiveness of any such release.
Section 12.11Indemnity of Administrative Agent
The Administrative Agent may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of any Lender under this Agreement and the Documents until it has been indemnified or secured to its satisfaction against any and all costs, losses, expenses or liabilities (including legal fees) which it would or might sustain or incur as a result of the action or exercise. For greater certainty in respect of such indemnification, the Administrative Agent may rely upon any indemnity provided in this Agreement and, in addition, it may request and shall receive any additional indemnity as it deems necessary under this Section 12.20.
Section 12.12Administrative Agent May Debit Accounts
The Borrower authorizes and directs the Administrative Agent, in the Administrative Agent’s discretion, to debit automatically, by mechanical, electronic or manual means, any bank account of the Borrower maintained with Royal (for so long as Royal is Administrative Agent) for all amounts payable by the Borrower under this Agreement or any other Document, including the repayment of principal and the payment of interest, fees and all charges for the keeping of that bank account. The Administrative Agent shall notify the Borrower as to the particulars of those debits in the normal course.
Section 12.13Erroneous Payments
(178)If the Administrative Agent (a) notifies a Lender, Issuing Bank or any Person who has received funds on behalf of a Lender or Issuing Bank (any such Lender, Issuing Bank or other recipient (and each of their respective successors and assigns), a “Payment Recipient”) that the Administrative Agent has determined in its sole reasonable discretion (whether or not after receipt of any notice under Section 12.22(2)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Bank or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (b) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 12.22 and held in trust for the benefit of the Administrative Agent, and such Lender or Issuing Bank shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such

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amount is repaid to the Administrative Agent, (i) in respect of amounts in US Dollars, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, or (ii) in respect of amounts in Canadian Dollars, at a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this Section 12.22(1) shall be conclusive, absent manifest error.
(179)Without limiting Section 12.22(1), each Lender, Issuing Bank or any Person who has received funds on behalf of a Lender or Issuing Bank (and each of their respective successors and assigns), agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (a) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (b) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (c) that such Lender or Issuing Bank, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:
(i)it acknowledges and agrees that (A) in the case of immediately preceding clauses (a) or (b), an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (c)), in each case, with respect to such payment, prepayment or repayment; and
(ii)such Lender or Issuing Bank shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (a), (b) and (c)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 12.22(2).
For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 12.22(2) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 12.22(1) or on whether or not an Erroneous Payment has been made.
(180)Each Lender or Issuing Bank hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Issuing Bank under any Document, or otherwise payable or distributable by the Administrative Agent to such Lender or Issuing Bank under any Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under Section 12.22(1).
(181)In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with Section 12.22(1), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (a) such Lender shall be deemed to have assigned its Loans (but not its Commitments ) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Loan”) in an amount equal

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to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Loan, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption Agreement with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loans to the Borrower or the Administrative Agent (but the failure of such Person to deliver any such Notes shall not affect the effectiveness of the foregoing assignment), (b) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (c) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, (d) the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (e) the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement.
(182)Subject to Article 13 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (a) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loans are then owned by the Administrative Agent) and (b) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.
(183)The parties hereto agree that (a) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender or Issuing Bank, to the rights and interests of such Lender or Issuing Bank, as the case may be) under the Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) (provided that the Borrower’s Obligations under the Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Obligations in respect of Loans that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment) and (b) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any Guarantor; provided that this Section 12.22 shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the Obligations of the Borrower relative to the amount (and/or timing for payment) of the Obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent;

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provided, further, that for the avoidance of doubt, immediately preceding clauses (a) and (b) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower for the purpose of making such Erroneous Payment.
(184)To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value” or any similar doctrine.
(185)Each party’s obligations, agreements and waivers under this Section 12.22 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender or Issuing Bank, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Document.
Article 13– ASSIGNS AND PARTICIPANTS
Section 13.1Assignment and Participation
(186)Benefit and Burden of this Agreement. This Agreement shall enure to the benefit of and be binding on the parties hereto, their respective successors and any permitted Assignees.
(187)Borrower. The Borrower may not assign, delegate or transfer all or any part of its rights or obligations under this Agreement without the prior written consent of the Administrative Agent, except as permitted by Section 9.2(7).
(188)Assignment and Participation.
(d)Any Lender (herein sometimes called a “Granting Lender”) may grant a participation in the Credit Facility to one or more financial institutions or other entities (a “Participant”); provided, that prior to an Event of Default, a Lender shall not grant a participation in the Credit Facility to (i) a Person if such participation would increase the cost of the Credit Facility to the Borrower in respect of payments made to the Lender and/or the Participant or (ii) a Person that is a direct business competitor of the Borrower. If a participation is granted, (i) the Granting Lender shall remain fully liable for all of its obligations and responsibilities under this Agreement to the same extent as if the participation had not been granted, and (ii) the Granting Lender shall administer the participation of the Participant. None of the Participant, the Borrower and the Administrative Agent shall have any rights against or obligations to one another, nor shall any of them be required to deal directly with one another in respect of the participation by a Participant. A Participant shall have no voting rights as “Lenders” under this Agreement.
(e)Any Lender (herein sometimes called an “Assigning Lender”) may assign all or any portion of its rights and obligations under the Credit Facility to one or more financial institutions or other entities (other than any Defaulting Lender) (each an “Assignee”); provided, that prior to an Event of Default, a Lender shall not assign its rights or obligations under the Credit Facility to (i) a Person if such assignment would increase the cost of the Credit Facility to the Borrower in respect of payments made to the Assignee or (ii) a Person that is a direct business competitor of the Borrower; and, provided further, (i) that if an assignment relates to a Letter of Credit, such assignment must be approved by the Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the

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Person that is the proposed assignee is itself already a Lender with a Commitment under the Credit Facility, and (ii) that each such assignment shall be in minimum amounts of US$[DELETION]. Without limiting the generality of the foregoing, no Lender shall assign any portion of its Commitment if, after that assignment, the Assigning Lender’s Commitment would be less than US$[DELETION]. An assignment shall become effective when the Borrower and the Administrative Agent have been notified of it by the Assigning Lender and have received from the parties to the assignment an executed Assignment and Assumption Agreement in the form of Schedule 13.1(3)(b) (addressed to all the parties to this Agreement) and the Administrative Agent has received from the Assignee an assignment fee of a minimum of Cdn$[DELETION] [Amounts have been deleted for confidentiality reasons.] per Lender per assignment. From and after the effective date specified in the Assignment and Assumption Agreement, the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption Agreement, shall have the rights and obligations of a Lender under this Agreement to the same extent as if it were an original party under this Agreement in respect of the rights and obligations assigned to it, and the Assigning Lender shall be released and discharged accordingly and to the same extent, and such Schedules as applicable shall be amended accordingly from time to time without further notice or other requirement. Each partial assignment shall be made as an assignment of a proportionate part of all of the Assigning Lender’s rights and obligations under this Agreement with respect to the Advances or the Commitment assigned.
(189)Limitation. No Lender shall be entitled to grant a participation under Section 13.1(3)(a), make an assignment under Section 13.1(3)(b) or change its Branch of Account if this would, immediately following the assignment, participation or change of Branch of Account, increase the cost of the Credit Facility to the Borrower.
(190)Borrower Cooperation. The Borrower will, at the Lenders’ expense (exclusive of the fees of legal counsel to the Borrower), execute such further documents and instruments and do such further things as the Administrative Agent or Lenders may reasonably request for the purpose of any participation or assignment.
(191)Revised Fee Arrangement. With respect to a Lender who assigns Bankers’ Acceptances and SOFR Loans which are outstanding on the date hereof, provided that such Bankers’ Acceptances and SOFR Loans shall remain the liability and obligation of the Assignee and the Assignee shall be entitled to all the rights, titles and benefits arising out of this Agreement and the other Documents with respect to such Bankers’ Acceptances (including reimbursement rights) and SOFR Loans, the Assignee shall be entitled to a proportionate amount of the fees and interest paid in respect of such Bankers’ Acceptances and SOFR Loans based upon the number of days remaining in the term of any such Bankers’ Acceptances or SOFR Loans, as applicable, as agreed to between the Assignee and the Assigning Lender.
(192)Disclosure. Subject to Section 14.14, each Lender may disclose to any prospective Assignee or Participant, on a confidential basis, such information concerning the Borrower (including any such information provided to the Lender by the Borrower) as it considers appropriate without incurring any liability for any breach of the duty of banker-customer confidentiality or otherwise, except in circumstances of gross negligence or wilful misconduct by the Lender.
Section 13.2Assignment After Event of Default
Notwithstanding anything to the contrary herein contained, where an Event of Default has occurred and is continuing, nothing in this Agreement shall limit or otherwise restrict the right of a Lender to assign all or any part of its rights and obligations under or with respect to this

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Agreement. Without limiting the generality of the foregoing, any such assignment shall not require the consent of the Borrower or the Administrative Agent.
Article 14 – MISCELLANEOUS
Section 14.1Binding Amendments, Waivers, etc.
(193)Binding Effect. Except as otherwise provided in this Section 14.1, no amendment, waiver, discharge or termination of any provision of this Agreement or any other Document and no waiver of any breach of any provision of this Agreement or any other Document and no consent to any departure by a party from any provision of this Agreement shall:
(a)be effective or binding upon the Borrower or any Guarantor party thereto unless it is evidenced by an instrument in writing signed by the Borrower or any Guarantor party thereto; nor
(b)be effective or binding upon the Administrative Agent and the Lenders unless it is approved in writing by the Administrative Agent and all the Lenders or the Majority Lenders, as applicable.
Notwithstanding the foregoing, any amendment, waiver, discharge or termination may be validly effected by execution by the Administrative Agent and all the Lenders or the Majority Lenders, as applicable, of an instrument in writing, without requiring the execution of that instrument by the Borrower or any Guarantor, so long as the amendment, waiver, discharge or termination does not adversely affect the rights or obligations of the Borrower or any Guarantor under this Agreement or any other Document. The Administrative Agent shall forward a copy of the written instrument to the Borrower or any Guarantor as the case may be, as soon as practicable following the execution thereof. The amendment, waiver or consent will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given. For greater certainty, any amendment or waiver of any provision of any Document that relates to the rights or obligations of the Issuing Bank shall require the written agreement of the Issuing Bank.
(194)Errors. The Administrative Agent may correct any typographical error or other error of a clerical nature in this Agreement and the other Documents and substitute the corrected text in the counterparts of this Agreement and the other Documents if the corrections do not modify in any manner the meaning or the interpretation of this Agreement or any other Document and if the Administrative Agent gives the Borrower not less than 5 Business Days prior notice of any correction and the Borrower does not object in writing to such correction within a period of 5 Business Days after receipt of such notice.
(195)Approval of All Lenders. Where any amendment, waiver, discharge or termination relates to the following matters, the amendment, waiver, discharge or termination requires the approval of all Lenders:
(a)a decrease in the rate or amount of any principal, interest or fees or any other amount payable by the Borrower or any alteration in the currency or mode of calculation or computation thereof;
(b)any extension or reduction of the time for any payments required to be made by the Borrower;
(c)any change in the Maturity Date;
(d)the types of Advances available;

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(e)an increase in the Total Commitment or in any Lender’s Commitment (excluding, for greater certainty, as provided in Section 2.9);
(f)an extension or reduction of the notice period required in connection with any Advance;
(g)the definition of Majority Lenders;
(h)the nature and scope of the Security Documents, including (i) the release or have the effect of releasing (A) Liens on all or any substantial portion of the Collateral granted under the Security Documents (except as provided for in Section 12.19), and (B) the Guarantors from their Guarantees, and (ii) the contractual subordination of the Administrative Agent’s Liens on the Collateral;
(i)an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement; or
(j)any provision of this Section 14.1, or of Sections 2.3, 11.4, 11.5 and 12.18.
Any other amendment, waiver, discharge or termination requires the approval of only the Majority Lenders, which approval, if obtained, shall be binding upon all the Lenders; provided that the Administrative Agent and the Borrower may, without the consent of any Lender, enter into amendments or modifications to this Agreement or any of the other Documents or to enter into additional Documents as the Administrative Agent deems appropriate in order to implement any Benchmark Replacement or any Conforming Change or otherwise effectuate the terms of Section 3.17 in accordance with the terms thereof. Notwithstanding the foregoing, no consent with respect to any amendment, waiver or other modification of this Agreement shall be required of any Defaulting Lender, except with respect to any amendment, waiver or other modification referred to in clause (a), (b) or (e) above and then only in the event such Defaulting Lender shall be directly affected by such amendment, waiver or other modification.
(196)Request for Approval. If the approval of a Lender is required under this Section 14.1, the Administrative Agent shall advise the Lender in writing of the issue to be decided and, if the Administrative Agent determines in its sole discretion that it is appropriate to do so, request the Lender’s approval of a course of action proposed by the Administrative Agent. In requesting a Lender’s approval, the Administrative Agent may establish, in its discretion acting reasonably, a deadline by which the Lender shall respond to the Administrative Agent’s request. If the Lender fails to respond by that deadline, that Lender’s failure to respond shall be conclusive evidence of the disapproval by the Lender of the course of action proposed by the Administrative Agent. The Administrative Agent may, in its sole discretion and acting reasonably, extend the deadline set by the Administrative Agent by which the Lender shall respond to the Administrative Agent’s request.
(197)Replacement Lender. In the event that in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions hereof as contemplated by Section 14.1(3), the consent of the Majority Lenders shall have been obtained but the consent of one or more of such other Lenders (each a “Non-Consenting Lender”) whose consent is required shall not have been obtained; then, with respect to each Non-Consenting Lender (the “Terminated Lender”) the Borrower may, by giving written notice to the Administrative Agent and any Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Advances and its Commitment in full to one or more Assignees (each a “Replacement Lender”) in accordance with the provisions of this Agreement and the Borrower shall pay the fees, if any, payable thereunder in connection with any assignment from the Non-Consenting Lender; provided that:

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(c)no Default or Event of Default has occurred or is continuing;
(d)on the date of such assignment, the Replacement Lender shall pay to the Terminated Lender an amount equal to the sum of (a) an amount equal to the principal of, and all accrued interest on, all outstanding Advances of the Terminated Lender, (b) an amount equal to all unreimbursed drawings that have been funded by such Terminated Lender, together with all then unpaid interest with respect thereto at such time, and (c) an amount equal to all accrued, but theretofore unpaid fees owing to such Terminated Lender pursuant to this Agreement;
(e)on the date of such assignment, the Borrower shall pay any amounts payable to such Terminated Lender in respect to any break-funding costs or otherwise owed as a consequence of such repayment or otherwise as if it were a prepayment;
(f)on the date of such assignment, the Borrower shall pay the assignment fee required to be paid pursuant to Section 13.1(3)(b) to the Administrative Agent;
(g)all of the requirements, as applicable, for such assignment contained in Section 13.1 shall have been satisfied; and
(h)each Replacement Lender shall consent, at the time of such assignment, to each matter in respect of which such Terminated Lender was a Non-Consenting Lender;
provided that, the Borrower may not make such election with respect to any Terminated Lender that is also the Issuing Bank unless, prior to the effectiveness of such election, the Borrower shall cause each outstanding Letter of Credit issued by the Issuing Bank to be cancelled or cash collateralized or otherwise supported in a manner satisfactory to the Issuing Bank. Upon the prepayment of all amounts owing to any Terminated Lender and the termination of such Terminated Lender’s Commitment, such Terminated Lender shall no longer constitute a “Lender” for purposes hereof; provided that, any rights of such Terminated Lender to indemnification hereunder shall survive as to such Terminated Lender.
Section 14.2Waivers Effective in Specific Instance
Any waiver of any provision of this Agreement or consent to any departure by a party from any provision of this Agreement will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.
Section 14.3Notice
Unless otherwise specified, any notice or other communication required or permitted to be given to a party under this Agreement or any Document shall be in writing and may be delivered personally or sent by prepaid registered mail or by facsimile to the address or facsimile number of the party set out beside its name at the foot of this Agreement to the attention of the Person there indicated or to such other address, facsimile number or other Person’s attention as the party may have specified by notice in writing given under this Section. Any notice or other communication shall be deemed to have been given (a) if delivered personally, when received; (b) if mailed, subject to Section 14.4, on the third Business Day following the date of mailing; (c) if sent by facsimile, on the Business Day when the appropriate confirmation of receipt has been received if the confirmation of receipt has been received before 5:00 p.m. on that Business Day or, if the confirmation of receipt has been received after 5:00 p.m. on that Business Day, on the next succeeding Business Day; and (d) if sent by facsimile on a day which is not a Business Day, on the next succeeding Business Day on which confirmation of receipt has been received.

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Section 14.4Disruption of Postal Service
If a notice has been sent by prepaid registered mail and before the fifth Business Day after the mailing there is a discontinuance or interruption of regular postal service so that the notice cannot reasonably be expected to be delivered within five Business Days after the mailing, the notice will be deemed to have been given when it is actually received.
Section 14.5Further Assurances
The Borrower shall from time to time promptly, upon the request of the Administrative Agent, take such action, and execute and deliver, or cause to be duly executed and delivered, such further documents as may be reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement.
Section 14.6No Deemed Subordination
Notwithstanding anything to the contrary contained herein (including any provision for, reference to, or acknowledgement of, any Lien or Permitted Lien), nothing herein and no approval by the Administrative Agent or any Lender of any Lien or Permitted Lien (whether such approval is oral or in writing) shall be construed as or deemed to constitute a subordination by the Administrative Agent or any Lender of any security interest or other right or interest in or to the Collateral or any part thereof in favour of any Lien or Permitted Lien or any holder of any Lien or Permitted Lien.
Section 14.7Judgment Currency
If for the purpose of obtaining judgment in any court it is necessary to convert any amount owing or payable to the Administrative Agent or the Lenders under this Agreement from the currency in which it is due (the “Agreed Currency”) into a particular currency (the “Judgment Currency”), the rate of exchange applied in that conversion shall be that at which the Administrative Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the Judgment Currency at or about noon on the Business Day immediately preceding the date on which judgment is given. The obligation of the Borrower in respect of any amount owing or payable under or by virtue of this Agreement to the Administrative Agent or the Lenders in the Agreed Currency shall, notwithstanding any judgment and payment in the Judgment Currency, be satisfied only to the extent that the Administrative Agent, in accordance with its normal procedures, could purchase the Agreed Currency with the amount of the Judgment Currency so paid at or about noon on the next Business Day following that payment; and if the amount of the Agreed Currency which the Administrative Agent could so purchase is less than the amount originally due in the Agreed Currency, the Borrower shall, as a separate obligation and notwithstanding the judgment or payment, indemnify the Administrative Agent and the Lenders against any loss.
Section 14.8Waivers
No failure to exercise, and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, remedy, power or privilege shall preclude the exercise of any other right, remedy, power or privilege.
Section 14.9Reimbursement of Expenses
The Borrower agrees to: (a) pay or reimburse the Administrative Agent, on demand, for all of its reasonable out-of-pocket costs and expenses incurred by the Administrative Agent in connection with the preparation, negotiation and execution of this Agreement and the other Documents, including any subsequent amendments of this Agreement or any other Document,

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due diligence, and the consummation and the administration of the transactions contemplated hereby including the reasonable fees and disbursements of counsel to the Administrative Agent; (b) pay or reimburse all reasonable out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder; and (c) pay or reimburse, on demand, the Administrative Agent, the Issuing Bank and the Lenders for all its costs and expenses incurred in connection with the determination, preservation and enforcement of any responsibilities, rights and remedies under this Agreement and the other Documents, including the reasonable fees and disbursements of its external counsel. The obligations of the Borrower under this Section 14.9 shall survive the repayment of all Advances and the termination of the Credit Facility.
Section 14.10Submission to Jurisdiction
Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.
Section 14.11WAIVER OF JURY TRIAL
EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
Section 14.12Counterparts; Electronic Execution
This Agreement and each other Document may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by fax or other electronic transmission of an executed counterpart of a signature page to this Agreement and each other Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Document. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement or any other Document shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Administrative Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

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Section 14.13Acknowledgement and Consent to Bail-In of EEA Financial Institutions
Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:
(a)the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and
(b)the effects of any Bail-In Action on any such liability, including, if applicable:
(i)a reduction in full or in part or cancellation of any such liability;
(ii)a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; or
(iii)the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.
Section 14.1Acknowledgement Regarding any Supported QFCs
To the extent that the Documents provide support, through a guarantee or otherwise, for any Hedge Contract or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):
(c)In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Documents were governed by

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the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.
(d)As used in this Section 14.14, the following terms have the following meanings:
“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.
“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).
“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.
“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).
Section 14.14Confidentiality
(198)Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors, consultants and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Document or any action or proceeding relating to this Agreement or any other Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Administrative Agent or any Lender on a non-confidential basis from a source other than the Borrower or a Guarantor.
(199)For purposes of this Section, “Information” means all information received in connection with this Agreement from the Borrower or any Guarantor relating to the Borrower, any Guarantor or any of their Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Administrative Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the facilities provided hereunder as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be

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informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.
(200)In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Schedule 14.15(3) concerning the Borrower and the credit facilities established herein to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.
(201)Except as may be required by an order of a court of competent jurisdiction and to the extent set forth therein, no Lender shall be obligated or required to return any materials furnished by the Borrower or any Guarantor.

[Signature Pages Redacted to Preserve Confidentiality of Personal Information]
[All Schedules Are Redacted]

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